08000277

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Phynova Group, Plc

*CURRENT ADDRESS 16 Fenlock Court
Blenheim Office Park
Long Hanborough
Oxfordshire OX29 8LN

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 23 2008
THOMSON FINANCIAL

FILE NO. 82- 35152 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 1/18/08

Shareholders Newsletter

Press Release 17 October 2007

PHYNOVA GROUP PLC

("Company")

Shareholder Newsletter

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, announces in accordance with AIM Rule 20 that it has today circulated to its Shareholders a letter from its Chief Executive and an accompanying newsletter. These documents will be posted on the Company's website.

For further information, please contact:

Phynova Group PLC +44 (0) 1993 880700
Robert Miller, Chief Executive Officer www.phynova.com

Nominated Adviser:
Nabarro Wells & Co. Limited +44 (0) 20 7710 7400
Marc Cramsie/Harry Stockdale

Broker:
Evolution Securities China Limited +44 (0) 20 7220 4878
Barry Saint

Media enquiries:
Abchurch Communications +44 (0) 20 7398 7700
Peter Laing/Ashley Tapp/Stephanie Cuthbert
Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

Notes to Editors:

About Phynova
Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C is now in a Phase I/II trial in the US and the Phase IIb trial is scheduled to commence in early 2008. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic over the

next six months and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17
Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com;

Press Release **26 November 2007**

Phynova Group plc

("Phynova")

Preliminary data from Phase I/II clinical trial successfully confirm safety and tolerability of PYN17 in chronic hepatitis C

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, today announces preliminary data from the Phase I/II trial of its lead drug candidate PYN17 for treating the symptoms of chronic hepatitis C (CHC). The primary objective of this double-blind, placebo-controlled study was to evaluate the safety and tolerability of PYN17.

The preliminary results show that PYN17 was well tolerated, with a low level of relatively minor adverse events identical to that seen with placebo. This preliminary outcome confirms the good safety profile of PYN17 in patients with CHC seen in the completed London study, previously reported. PYN17 is the only product currently in clinical development that is specifically aimed at treating the debilitating symptoms and impaired health related quality of life and liver inflammation in CHC.

The prospective, double-blind trial commenced on 29 May 2007 and enrolled 39 patients at five hepatology centres in the USA, randomised to treatment for one month with either PYN17 or placebo. There were no serious adverse events whatsoever. For the group treated with PYN17, 11/26 (42.3%) patients reported adverse events of some kind during treatment against 10/13 (76.9%) in the group receiving placebo. For drug-related adverse events, the incidence was 6/26 (23.1%) on PYN17 compared with 3/13 (23.1%) on placebo.

Robert Miller, Phynova's CEO, said: "We are delighted that this study confirms that PYN17 is well tolerated with a good safety profile. This is a very important attribute for patients suffering from this serious chronic condition since current treatments for Hepatitis C have a notoriously high level of drug-related toxicity. We expect to commence the pivotal, Phase IIb study for PYN17 in the first half of 2008."

- Ends -

For further information, please contact:

Phynova Group PLC	+44 (0) 1993 880700
Robert Miller, Chief Executive Officer	www.phynova.com
Nominated Adviser:	
Nabarro Wells & Co. Limited	+44 (0) 20 7710 7400
Marc Cramsie/Harry Stockdale	
Broker:	
Evolution Securities China Limited	+44 (0) 20 7220 4850
Barry Saint	
Media enquiries:	
Abchurch Communications	+44 (0) 20 7398 7700
Peter Laing/Ashley Tapp/Stephanie Cuthbert	
Stephanie.cuthbert@abchurch-group.com	www.abchurch-group.com

Notes to Editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C has now completed a Phase I/II trial in the US and the Phase IIb trial is scheduled to commence in the first half of 2008. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic over the next six months and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com;

Trading on PLUS Markets

Press Release 02 November 2007

PHYNOVA GROUP PLC

("Company")

Trading on PLUS Markets

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, announces today that its ordinary shares have been admitted to trading on PLUS Markets under the same trading symbol as on AIM: PYN.

PLUS Markets is an independent London-based equity market service, provided by PLUS Markets Group plc, which was recently approved as a Recognised Investment Exchange. PLUS Markets is based on a quote-driven trading system and currently trades over 1,000 small and mid-cap company shares representing a combined market capitalisation of around GBP200 billion.

Phynova´s ordinary shares will continue to be quoted and traded on AIM and trading through PLUS is intended to enhance investor choice, improve liquidity for shareholders and provide greater access to investors.

For further information, please contact:

Phynova Group PLC +44 (0) 1993 880700
Robert Miller, Chief Executive Officer www.phynova.com

Nominated Adviser:
Nabarro Wells & Co. Limited +44 (0) 20 7710 7400
Marc Cramsie/Harry Stockdale

Broker:
Evolution Securities China Limited +44 (0) 20 7220 4878
Barry Saint

Media enquiries:
Abchurch Communications +44 (0) 20 7398 7700
Peter Laing/Ashley Tapp/Stephanie Cuthbert
Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

Notes to Editors:

About Phynova
Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C is now in a Phase I/II trial in the US and the Phase IIb trial is scheduled to commence in early 2008. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic over the next six months and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17
Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com

Trading on PLUS Markets

Press Release 02 November 2007

PHYNOVA GROUP PLC

("Company")

Trading on PLUS Markets

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, announces today that its ordinary shares have been admitted to trading on PLUS Markets under the same trading symbol as on AIM: PYN.

PLUS Markets is an independent London-based equity market service, provided by PLUS Markets Group plc, which was recently approved as a Recognised Investment Exchange. PLUS Markets is based on a quote-driven trading system and currently trades over 1,000 small and mid-cap company shares representing a combined market capitalisation of around GBP200 billion.

Phynova´s ordinary shares will continue to be quoted and traded on AIM and trading through PLUS is intended to enhance investor choice, improve liquidity for shareholders and provide greater access to investors.

For further information, please contact:

Phynova Group PLC +44 (0) 1993 880700
Robert Miller, Chief Executive Officer www.phynova.com

Nominated Adviser:
Nabarro Wells & Co. Limited +44 (0) 20 7710 7400
Marc Cramsie/Harry Stockdale

Broker:
Evolution Securities China Limited +44 (0) 20 7220 4878
Barry Saint

Media enquiries:
Abchurch Communications +44 (0) 20 7398 7700
Peter Laing/Ashley Tapp/Stephanie Cuthbert
Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

Notes to Editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C is now in a Phase I/II trial in the US and the Phase IIb trial is scheduled to commence in early 2008. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic over the next six months and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com

For Immediate Release **3 December 2007**

Phynova Group plc

("Phynova")

Plant-derived antibacterial PYN6 active against MRSA

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, today announces that its Business Development Director, Dr Tony Mills, will provide an update on its plant-derived antibacterial PYN6 at the natural products conference "Natural Products in Drug Discovery and Development" at the Holiday Inn, Munich City Centre on Tuesday, 4 December. Results from pre-clinical work conducted by Phynova in collaboration with the University of East London have demonstrated a high degree of bacterial inhibition against 30 common strains of methicillin-resistant *Staphylococcus aureus* (MRSA) isolated from London's teaching hospitals. Inhibition was demonstrated against all of the strains of MRSA that were tested, using levels of PYN6 that were some tenfold less than that typically needed to achieve inhibition with mupirocin, the topical antibiotic currently routinely used for treatment of skin infections involving MRSA. Furthermore resistance to PYN6 has not been observed even after prolonged culture of numerous MRSA strains with PYN6. PYN6 has also shown significant activity against the *Propionibacterium acnes* organism which causes acne.

Phynova is conducting formulation studies to develop a topical gel, cream or ointment containing PYN6 as active ingredient and is in active discussions with several companies in the dermatological sector regarding the future development and commercialisation of PYN6.

Robert Miller, Phynova's CEO, said: "Gaining access to potentially valuable new drug opportunities such as PYN6 was an important part of the rationale for our cooperation with our Chinese partner Botanic Century. We are delighted that the extensive preclinical work that we have carried out this year has confirmed its promise as a potential treatment for MRSA, the devastating bacterial infection that has become such a problem in the UK. An additional key part of our commercial strategy is to offer a proportion of our

drug candidates as in licensing opportunities to the pharma industry so we are also very pleased with the interest that we are attracting from potential partners."

- Ends -

For further information, please contact:

Phynova Group PLC	+44 (0) 1993 880700
Robert Miller, Chief Executive Officer	www.phynova.com
Nominated Adviser:	
Nabarro Wells & Co. Limited	+44 (0) 20 7710 7400
Marc Cramsie/Harry Stockdale	
Broker:	
Evolution Securities China Limited	+44 (0) 20 7220 4850
Barry Saint	
Media enquiries:	
Abchurch Communications	+44 (0) 20 7398 7700
Peter Laing/Ashley Tapp	
ashley.tapp@abchurch-group.com	www.abchurch-group.com

Notes to Editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C has now completed a Phase I/II trial in the US and the Phase IIb trial is scheduled to commence in the first half of 2008. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic over the next six months and there are a further four products in preclinical development.

About MRSA and Phynova's clinical candidate antibacterial PYN6

Every year an estimated 100,000 UK patients contract an antibiotic-resistant infection while in hospital. Cases of MRSA in England and Wales have increased by 600% in the last decade. The reported cost to the NHS of treating these infections is already believed to exceed £1 billion a year. With the steep increase in the appearance of so-called "super-bugs" such as MRSA in UK hospitals, there is a widely-recognised need for new anti-bacterial treatments.

The majority of strains of MSRA are resistant to a wide range of antibiotics, including some of those most recently introduced. Some strains are also resistant to antibiotics such as mupirocin, a topical antibiotic currently used to combat asymptomatic carriage and colonisation in hospitals. In some hospital intensive care units, it is estimated that as many as 10-20% of patients may be colonised by MRSA. Mupirocin is currently the most widely-used conventional topical antibiotic for MRSA infections but there is increasing evidence of resistance emerging to this agent, especially in the hospital setting.

PYN6 is a plant extract antibacterial that was licensed from Phynova's Chinese affiliate Botanic Century in November 2006. Botanic Century had tested PYN6 in *in vitro* assays against a wide spectrum of bacterial species (including MRSA) that have become resistant to commonly-used antibiotics. PYN6 was found to be a potent antibiotic against all species tested. These results have since been confirmed and extended by Phynova. Furthermore it has proved exceptionally difficult to induce resistance to PYN6 by repeated culture at sub-lethal dose levels – a process that rapidly leads to the emergence of resistant strains with most antibiotics currently used against MRSA, such as the quinolone antibiotic ciprofloxacin.

PYN6 is an active fraction isolated from a single plant species used in traditional Chinese medicine. Both the composition of the fraction and the extraction process are proprietary to Phynova. Phynova plans to find partners for the future development and commercialisation of PYN6 in both the MRSA and acne indications.

For further information please visit www.phynova.com;

Press release **28 June 2007**

Phynova Group plc

("Phynova" or "the Company")

Interim Results
For the Six Months Ended
31 March 2007

Phynova Group PLC (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, is pleased to announce interim results for the six months ended 31 March 2007.

Highlights

- FDA Investigational New Drug (IND) regulatory approval for PYN17 and the subsequent commencement of a Phase II trial in the USA
- New preclinical data achieved with PYN22, confirming it reduces body fat, as well as having some effect on insulin resistance
- New preclinical data that demonstrate PYN18 is active against dengue virus, the causative agent of Dengue Haemorrhagic Fever (DHF)
- Two significant senior appointments made in commercial and clinical development: Tony Mills, Director of Business Development and John Efthimiou, Chief Medical Officer

Karl Watkin, Chairman of Phynova, commented:

"We have achieved several significant regulatory, development and corporate milestones over the past six months, which strengthen Phynova's position as our products progress in development towards commercialisation. In particular the progression of PYN17, our lead candidate, into Phase II development following the earlier necessary regulatory (IND) approval in the United States, demonstrates the ability of our newly enhanced team to tackle head-on the challenges and achieve timely, value-enhancing results. We believe that the next six months will continue to deliver substantial progress and we look forward to updating shareholders on our progress."

These interim results will be posted to shareholders on 28 June 2007 and made available on the Company website on the same day.

For further information, please contact:

Phynova Group PLC

Robert Miller, Chief Executive	01993 880 700
	www.phynova.com

Nominated adviser:

Nabarro Wells & Co. Limited

Marc Cramsie/John Wilkes	020 7710 7400

Broker:

J M Finn & Co. Limited

Sam Smith	020 7600 1660

Media enquiries:

Abchurch Communications

Peter Laing/Ashley Tapp/Stephanie Cuthbert	020 7398 7700
Stephanie.cuthbert@abchurch-group.com	www.abchurch-group.com

- ENDS -

Chairman's and Chief Executive's Review

It gives us great pleasure to present our interim accounts for the six months ended 31 March 2007 and to report on the Company's progress to date.

Scientific Advances

Recent scientific work has built on the strong foundations established over the last eighteen months. In particular, the appointment of John Efthimiou MD FRCP as Chief Medical Officer has led to significantly increased momentum on the clinical trials process.

PYN17 - Phynova has recently announced the start of a Phase IIa clinical trial in the US for the Company's lead product, having had its IND to conduct a Phase I/II clinical trial accepted by the FDA in January 2007. This randomised, double-blind, placebo-controlled study, conducted at five sites in the US, will evaluate safety and efficacy in 36 patients suffering with **chronic hepatitis C**, for whom approved treatments such as pegylated interferon and ribavirin have either failed or are not appropriate. Establishing an IND and clinical activities in the US, one of the world's largest prescription drug markets, is a significant corporate milestone for Phynova.

PYN22 - a lipid lowering compound for the treatment of **obesity and fatty liver**, in-licensed by Phynova in 2006. Obesity is a huge medical problem worldwide, particularly in developed countries. One of the increasingly recognized complications of obesity is non-alcoholic fatty liver disease (NAFLD), which can lead to liver cirrhosis and hepatocellular carcinoma. Currently there is no specific treatment for NAFLD and there remains a high unmet medical need. Preclinical data generated by Phynova's Chinese collaborators shows that PYN22 reduces blood lipids, the percentage of body fat and liver fat. This preclinical data has been confirmed and extended by a leading academic group in the UK who have shown that PYN22 reduces body fat, as well as having some effect on insulin resistance. Phynova expects to commence clinical testing of PYN22 during the first quarter of 2008.

PYN9 - a product developed by Phynova's collaborators at Botanic Century, Beijing, for the treatment of **post-operative ileus** (POI), a temporary bowel stasis that is a common consequence of abdominal surgery and often delays release from hospital. There are currently no approved treatments for POI, which affects to some degree up to 10 million surgical patients every year in the US alone. PYN9 will commence clinical trials in China later this year. Following the recent withdrawal from the late-stage development of a competing product for a related indication, opiate-induced ileus, Phynova believes that PYN9 is now one of only three products in clinical development for this condition.

PYN18 - an antiviral in development for the treatment of the **hepatitis C virus** (HCV). Current treatments for HCV are only partially effective and have significant associated toxicity. PYN18 is a novel, antiviral medicine that Phynova expects to have a better benefit to risk ratio than existing treatments. In addition, as strategies for treating HCV treatments increasingly involve combinations of drugs, Phynova

believes that PYN18 will be used alongside existing treatments to enhance their effectiveness.

Phynova has recently demonstrated that PYN18 is also active against dengue virus, the causative agent of **Dengue Haemorrhagic Fever** (DHF), a common and serious tropical disease that is endemic in much of the Southern Hemisphere. Preclinical studies carried out at the Sirriraj Hospital in Bangkok indicate that PYN18 has a broader spectrum of antiviral activity than previously believed. This provides a clear commercial opportunity for PYN18 in the potential treatment of DHF.

Award Nomination

In April 2007, the Oxfordshire Bioscience Network selected Phynova as its Regional Nomination for the **UK Bioentrepreneur of the Year 2007 Awards** in the **'UK Innovation in Drug Discovery and Development'** category. The award, sponsored by UK Trade and Investment (an organisation sponsored by the Department of Trade and Industry and the Foreign & Commonwealth Office), recognises the contribution a company makes to the dominant position in the development of innovative new medicines. The awards ceremony will be held at the Foreign & Commonwealth Office in London on 4 July.

Business Development

Phynova has recently increased its focus on monetising its product portfolio with the appointment of Tony Mills PhD as Director of Business Development. Tony has a strong track record of successfully licensing biotech products to big pharma and as Phynova's pipeline of botanical drugs moves closer to market, he will be vital in maximising global potential.

<u>Financial Review</u>

In the six months ended 31 March 2007, Phynova recorded a pre-tax loss of £1,310,000, which is in line with the Company's expectations.

Cash outflow before financing was £1,795,000 reflecting the loss for the period and acquisition of 45% of Botanic Century (£592,000) in November 2006. Our cash position remains strong and at 31 March 2007 was £2.7 million. We are pleased to

confirm that we continue to make good use of cash resources and that we remain firmly committed to our budget.

Strategy

We have established a business model which seeks to reduce the risks, the high cost and the time taken to develop pharmaceuticals by selecting drug candidates which are not only derived from existing medicines with proven safety and efficacy in clinical use in China but also target large therapeutic markets in the West where current therapies are either inadequate or non existent. We aim to licence our intellectual property to pharmaceutical companies in return for revenue in the form of upfront payments and royalties.

Summary and Prospects

As you will have seen from reading all of the above news, Phynova's management team has been working very hard to create value and has achieved several important milestones since coming to AIM sixteen months ago. Although small by industry standards, Phynova has already achieved an impressive list of accomplishments and is definitely 'punching above its weight'. With the team we now have in place both here in the UK and in China, the Company is well positioned to start out-licensing a number of its drug candidates and enter into commercial collaborations with pharmaceutical companies.

Karl Watkin MBE	**Robert Miller**
Chairman	**Chief Executive Officer**

Glossary of Terms

FDA - The US Food and Drug Administration, the regulatory body charged with approval of pharmaceuticals for the US market
IND - Investigational New Drug - gives permission for a new drug to be used in clinical trials in the US

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT

For the six months ended 31 March 2007

6 months Ended 31 March 2007
Unaudited: £'000
Turnover: -
Cost Of Sales – research and development: (341)
Gross Loss: (341)
Administrative Expenses: (996)
AIM Listing Expenses: -
Total Administrative expenses: (996)
Group Operating Loss: (1337)
Share of operating loss in Associated undertakings: (15)
Loss on ordinary activities before interest (1352)
Interest receivable: 42
Intereest Payable and similar charges: -
Loss on ordinary activities before and after taxation: (1310)
Basic and diluted loss per share: (7.2)p

6 months Ended 31 March 2006

Unaudited: £'000
Turnover: -
Cost Of Sales – research and development: (160)
Gross Loss: (160)
Administrative Expenses: (315)
AIM Listing Expenses: (130)
Total Administrative expenses: (445)
Group Operating Loss: (605)
Share of operating loss in Associated undertakings: (-)
Loss on ordinary activities before interest (605)
Interest receivable: 8
Interest Payable and similar charges: -
Loss on ordinary activities before and after taxation: (597)
Basic and diluted loss per share: (6.5)p

12 months Ended 30 September 2006

Unaudited: £'000
Turnover: -
Cost Of Sales – research and development: (498)
Gross Loss: (498)
Administrative Expenses: (1034)
AIM Listing Expenses: (132)
Total Administrative expenses: (1166)
Group Operating Loss: (1664)
Share of operating loss in Associated undertakings: -
Loss on ordinary activities before interest (1664)
Interest receivable: 25
Intereest Payable and similar charges: (1)
Loss on ordinary activities before and after taxation: (1640)
Basic and diluted loss per share: (13.6)p

All amounts relate to continuing operations.

6 months	6 months	12 months

	Note	Ended 31 March 2007 Unaudited £'000	Ended 31 March 2006 Unaudited £'000	Ended 30 September 2006 Audited £'000
Turnover		-	-	-
Cost of sales – research and development		**(341)**	(160)	(498)
Gross Loss		**(341)**	(160)	(498)
Administrative expenses				
Administrative expenses		**(996)**	(315)	(1034)
AIM Listing expenses		-	(130)	(132)
Total administrative expenses		**(996)**	(445)	(1166)
Group Operating loss		**(1337)**	(605)	(1664)
Share of operating loss in Associated undertakings		**(15)**	-	-
Loss on ordinary activities before interest		**(1352)**	(605)	(1664)
Interest receivable		**42**	8	25
Interest payable and similar charges				(1)
Loss on ordinary activities before and after taxation		**(1310)**	(597)	(1640)
Basic and diluted loss per share	2	**(7.2)p**	(6.5)p	(13.6)p

All amounts relate to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 31 March 2007

6 months ended 31 March 2007 Unaudited £'000

Consolidated statement of total recognised gains and losses-
Loss for the financial Group: (1295)
-group: (15)
-associated undertaking: (1310)

Exchange translation differences on consolidation: (2)

Total recognised gains and losses for the financial period / year: (1312)

6 months ended 31 March 2006 Unaudited £'000

Consolidated statement of total recognised gains and losses-
Loss for the financial Group: (597)
-group: -
-associated undertaking: (597)

Exchange translation differences on consolidation: -

Total recognised gains and losses for the financial period / year: (597)

12 months ended 31 March 2006 Unaudited £'000

Consolidated statement of total recognised gains and losses-
Loss for the financial Group: (597)
-group: -
-associated undertaking: (597)

Exchange translation differences on consolidation: -

Total recognised gains and losses for the financial period / year: (597)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the six months ended 31 March 2007

	Note	**6 months Ended 31 March 2007 Unaudited £'000**	6 months Ended 31 March 2006 Unaudited £'000	12 months Ended 30 September 2006 Audited £'000
Consolidated statement of total recognised gains and losses				
Loss for the financial year				
- group		**(1295)**	(597)	(1640)
- associated undertaking		**(15)**	-	-
		(1310)	(597)	(1640)
Exchange translation differences on consolidation		**(2)**	-	-
Total recognised gains and losses for the financial period / year		**(1312)**	(597)	(1640)

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 31 MARCH 2007

	Note	**At 31 March 2007 Unaudited £'000**	At 31 March 2006 Unaudited £'000	At 30 September 2006 Audited £'000
Fixed assets				
Tangible assets		**19**	3	8
Investment in associated undertaking		**568**	-	-
		587	3	8
Current assets				
Debtors		**266**	215	254
Cash at bank and in hand		**2748**	2933	1978
		3014	3148	2232

Creditors: amounts falling due within one year		**333**	217	207
Net current assets		**2681**	2931	2025
Total assets less current liabilities		**3268**	2934	2033
Provision for liabilities		**(353)**	(236)	(371)
Net assets		**2915**	2698	1662
Capital and reserves				
Called up share capital		**188**	148	148
Share premium account		**6023**	3860	3498
Warrant Reserve		**369**	-	369
Merger difference reserve		**642**	642	642
Profit and loss account		**(4307)**	(1952)	(2995)
Shareholders' funds	3	**2915**	2698	1662

CONSOLIDATED SUMMARISED CASH FLOW STATEMENT AS AT 31 MARCH 2007

	Note	**6 months Ended 31 March 2007 Unaudited £'000**	6 months Ended 31 March 2006 Unaudited £'000	12months Ended 30 September 2006 Audited £'000
Net cash outflow from operating activities	4	**(1231)**	(615)	(1586)
Returns on investments and servicing of finance		**-**		-
Interest received		**42**	8	24
Interest paid and similar charges			-	(1)
Net cash inflow from returns on investments and servicing of finance		**42**	8	23
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(14)**	(2)	(8)
Net cash outflow from capital expenditure and financial investment		**(14)**	(2)	(8)
Acquisitions and Disposals				
Investment in Associated undertaking		**(592)**	-	-
Cash outflow before financing		**(1795)**	(609)	(1571)
Financing				
Issue of ordinary share capital		**2778**	3733	4198
Share Issue expenses		**(213)**	(220)	678
Net cash inflow from financing		**2565**	3513	3520
Increase in cash	5	**770**	2904	1949

PHYNOVA GROUP PLC

NOTES TO THE INTERIM STATEMENT

For the six months ended 31 March 2007

1. BASIS OF PREPARATION

The consolidated interim financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention. The principal accounting policies of the group have remained unchanged from those set out in Phynova Group plc 2006 financial statements except for the adoption of FRS9 "Associates and Joint Ventures" and FRS 20 "Share-based Payments". Under FRS9 the Company is accounting for its investment in associated undertakings using the equity method of accounting and any goodwill arising is amortised over a useful economic life of 20 years. FRS 20 has been applied for the financial year ending 30 September 2007 but in accordance with the transitional provisions of the standard it has not been applied to grants of share options or other equity instruments granted after 7 November 2002 that had vested prior to 1 October 2006.

2. LOSS PER SHARE

The calculation of the basic and diluted loss per share is based on the loss on ordinary activities after tax and on the weighted average number of ordinary shares in issue during the period. The loss and weighted average number of shares used in the calculations are set out below:

Basic and diluted loss per share	Loss £'000	Weighted average number of shares	Loss per share pence
Six months ended 31 March 2007	**(1310)**	**18,083,525**	**(7.2)**
Six months ended 31 March 2006	(597)	9,232,227	(6.5)
12 months ended 30 September 2006	(1640)	12,027,943	(13.6)

At 31 March 2007, the Company had 6,954,520 share options and warrants outstanding, representing 27% of the Company's enlarged share capital, on the basis of all the share options being exercised before expiration. The share options have not been included in the calculation of the diluted loss per share as they would dilute a loss.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS/ (DEFICIT)

	6 months Ended 31 March 2007 Unaudited £'000	6 months Ended 31 March 2006 Unaudited £'000	12 months Ended 30 September 2006 Audited £'000
Loss for the financial period	**(1310)**	(597)	(1640)
Issue of ordinary share capital	**40**	72	72
Premium on shares issued during the period net of expenses	**2525**	3441	3448
Other net recognised gains & losses relating to the period	**(2)**	-	-
Net additions to shareholders' funds	**1253**	2916	1880
Opening shareholders' funds	**1662**	(218)	(218)

Closing shareholders' funds	**2915**	2698	1662

3. RECONCILIATION OF OPERATING LOSS TO NET CASH (OUTFLOW) FROM OPERATING ACTIVITIES

	6 months Ended 31 March 2007 Unaudited £'000	6 months Ended 31 March 2006 Unaudited £'000	12 months Ended 30 September 2006 Audited £'000
Operating (loss)	**(1337)**	(605)	(1664)
Depreciation	**3**	1	2
Amortisation	**7**	-	-
(Increase)/ decrease in debtors	**(12)**	(11)	(49)
Increase / (decrease) in creditors	**126**	-	(10)
Increase/ (decrease) in provisions	**(18)**	-	135
Net cash (outflow) from operating activities	**(1231)**	(615)	(1586)

4. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	6 months Ended 31 March 2007 Unaudited £'000	6 months Ended 31 March 2006 Unaudited £'000	12 months Ended 30 September 2006 Audited £'000
Increase in cash in the period	**770**	2904	1949
Movement in net funds	**770**	2904	1949
Opening net funds	**1978**	29	29
Closing net funds	**2748**	2933	1978

5. FINANCIAL COMPARATIVES

The financial information set out in this interim report does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The comparatives for the full year ended 30 September 2006 are not the Company's full statutory accounts for that year. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under section 237(2)-(3) of the Companies Act 1985.

6. DIVIDENDS

The directors do not recommend the payment of an interim dividend.

15/12/2007

Total Voting Rights

Phynova Group PLC

TOTAL VOTING RIGHTS

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Phynova Group PLC capital consists of 18,185,569 ordinary shares with voting rights. None of these shares are held in treasury.

Therefore, the total number of voting rights in Phynova Group PLC is 18,185,569.

The above figure, 18,185,569 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Phynova Group PLC under the FSA's Disclosure and Transparency Rules.

- END -

Phynova Group PLC 01993 880 700
Alan Brown, Finance Director

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nabarro Wells & Co. Ltd 0207 710 7400
Marc Cramsie

15/11/2006

Completion of Acquisition

PHYNOVA GROUP PLC

Completion of Acquisition of Minority Stake in Botanic Century (Beijing) Co., Ltd

and

Change of Address of Registered Office

On 29 September 2006 Phynova Group PLC ("Phynova" or the "Group") (AIM: PYN), a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and metabolic diseases and cancer, announced the acquisition of an initial 45 per cent shareholding in Botanic Century (Beijing) Co., Ltd. ("Botanic Century") subject to approval from the Authorities in the Peoples Republic of China ("China"). The Group is pleased to confirm that this approval has now been obtained.

Established in 2003, Botanic Century is a pharmaceutical research and development company based in Beijing, China, which develops botanical drugs. Since its foundation, Botanic Century has developed nine botanical drugs through the Chinese licensing system as a Contract Research Organisation for its clients and has a pipeline of three new drug candidates for its proprietary development currently going through the Chinese approval process. It has filed two patents for the Chinese market and one under the Patent Cooperation Treaty ("PCT") for international markets.

Phynova also announces that the address of the Company's registered office has changed, with immediate effect, to:

Phynova House, 16 Fenlock Court, Blenheim Office Park, Long Hanborough, Oxon OX29 8LN UK

Robert Miller, Chief Executive of Phynova, commented: "Phynova is delighted that the acquisition of Botanic Century has been approved by the Chinese authorities. This acquisition represents an important step forward in the Company's strategic plan to identify new and exciting drug candidates, create access to the rapidly developing Chinese market and expansion of Phynova in the Far East. We hope that this will be the first of a number of successful partnerships within China."

For further information, please contact:

Phynova Group PLC
Robert Miller, Chief Executive 01993 880 700

Buchanan Communications

Diane Stewart/Catherine Breen/Tim Anderson 020 7466 5000

Nabarro Wells & Co. Limited
Marc Cramsie 020 7710 7400

Notes to Editors

Phynova

Phynova was founded in July of 2002 to develop drugs that satisfy unmet therapeutic needs in areas such as: infectious disease, metabolic disease and cancer. The Company's headquarters are located in the Long Hanborough near Oxford and it has a laboratory at Warwick Horticultural Research Institute.

Phynova is developing Drug Candidates which are mainly derived from botanical medicines and have proved effective and safe in clinical use in China. The Chinese have been using botanical medicines for thousands of years and over that time have built up a wealth of knowledge and expertise in the medicinal use of plants. In a number of areas these medicines are used in China in circumstances where there is an unmet therapeutic need in the West. Since all of Phynova's Drug Candidates are derived from plants, its drugs will be produced from sustainable resources.

Placing and Acquisition

Regulatory Announcement

Go to market news section

Company Phynova Group PLC
TIDM PYN
Headline Placing & Acquisition
Released 12:59 29-Sep-06
Number 7133J

For immediate release
29 September 2006

PHYNOVA GROUP PLC

("Phynova" and or the "Company")

PHYNOVA RAISES £2.5M THROUGH PLACING

AND

Completes acquisition of minority holding in Botanic Century

Phynova Group plc, (AIM : PYN), a developer of Western pharmaceuticals based on safe and effective Chinese medicines, is pleased to announce that its broker J.M Finn & Co. Ltd. (JM Finn") has conditionally placed on its behalf, 3,385,999 new Ordinary Shares at a Placing Price of 75 pence per share to raise approximately £2.5m before expenses (the "Placing"). Dealings in the new Ordinary Shares are expected to commence on 5 October 2006.

The net proceeds of the Placing will be used for the following purposes:

To establish Phynova China Limited, a wholly owned Hong Kong based subsidiary, through which Phynova will conduct its commercial activities in China. This will provide a crucial Chinese base for the Company.

As announced on 7 August 2006, to complete the 45 per cent purchase of Botanic Century, a Beijing based drug development company specialising in botanic-based products sourced in China for a cash consideration of £531,000. On the 28th of August 2006, Phynova has signed an agreement to establish a foreign enterprise joint venture company with Botanic Century. The agreement includes an option to license Botanic Century's novel anti-bacterial drug candidate for Western markets. In addition, Botanic Century has a pipeline of three new drug candidates currently being developed for the Chinese market, including a novel treatment for post-operative peristalsis, which is expected to be licensed for use in China within the next two years. The un-audited accounts for the six month period ending 30th June, 2006 show net assets of £69,000 and operating loss of £11,000.

To fund the phase IIb trial of Phynova's lead drug candidate PYN17 for the treatment of chronic hepatitis C. This trial is scheduled to begin in early 2007 and will be conducted in several different sites in the USA.

To enable further development of its existing pipeline of drug candidates including a phase 1 trial of its anti-obesity product, PYN 22.

Phynova's Drug Candidates are derived from botanical drugs that have proved effective and safe in clinical use in China. By starting with existing Chinese botanical drugs, Phynova expects to be able to reduce the risks of developing new drugs, resulting in significantly reduced development costs.

Commenting on the Placing, Robert Miller, Chief Executive of Phynova, said:

"We are delighted to have completed the Placing and to have commitments for £2.5m. The Placing provides Phynova with the capital to establish its presence in China and to build momentum in the product pipeline, particularly with its lead candidate PYN17 for the treatment of chronic hepatitis C. Phynova has reached a very exciting point and we look forward to the future developments that the Placing will facilitate."

The Placing comprises two tranches of new ordinary shares, 2,574,666 of which are intended to qualify for EIS relief and 811,333 new ordinary shares which will not so qualify. The Placing of the non-qualifying shares is subject, inter alia, to admission of the Placing Shares to trading on AIM. Application for the admission to trading on AIM of the Placing Shares will be made to London Stock Exchange Plc and admission is expected to occur on 5 October 2006. The Placing Shares will, on admission, rank pari passu with and be identical in all respects to, the existing ordinary shares in Phynova.

Pursuant to the terms of a placing agreement (the 'Placing Agreement') made today between the Company, its directors and JM Finn, JM Finn has agreed to use its reasonable endeavours to place the Placing Shares with placees. The Placing is conditional on the Placing Agreement having become unconditional and not having been terminated in accordance with its terms prior to Admission. If any of the conditions of the Placing Agreement are not fulfilled or waived on or before 5.00pm on 5 October 2006 (or such later time and date as the Company and JM Finn may agree, being no later than 5.00pm on 20 October 2006), the Placing will not become unconditional and the placing monies will be returned to the placees, without interest, as soon as practicable thereafter.

For further information, please contact:

Phynova Group PLC

Robert Miller, Chief Executive
01865 784880

Nabarro Wells

Marc Cramsie, Director
020 7710 7400

Buchanan Communications

Tim Anderson / Diane Stewart / Catherine Breen
020 7466 5000

29/09/2006

Phynova

Phynova Investor Letter - June 2007

Dear Shareholders and Potential Investors

This is the first Phynova Investor Letter which will update you on progress within the company and which I will be sending four times a year.

1. Scientific Advances

Recent scientific work has built on the strong foundations established over the last eighteen months. In particular, the appointment of John Efthimiou MD FRCP as Chief Medical Officer has led to significantly increased momentum on the clinical trials process. John is supported in his role by Andrew Gallagher who has recently joined Phynova as Science Project Manager.

- o John Efthimiou practised as a physician and clinical academic in London and Oxford University teaching hospitals and has published over 50 primary papers and book chapters. His biopharmaceutical clinical research experience extends over 15 years and more than 150 clinical trials and he has managed a broad range of drug development programmes and global clinical development teams at GSK, Novartis, Genzyme and Almirall.
- o Andrew Gallagher recently completed a two year MSc research degree working in an academic research laboratory and as a replacement lecturer teaching biochemistry and developmental biology.

- **PYN 17** - Phynova's lead drug candidate for the relief of liver inflammation and symptoms of patients with **chronic hepatitis C**. Hepatitis C affects over 200 million people world wide. There are no treatments currently available to effectively manage the debilitating symptoms which may persist even after the virus has been cleared using interferon-ribavirin therapy. The market for treatments is estimated to be US$9 billion by 2010.

  Phynova has recently announced the start of a Phase IIa clinical trial in the US, having had its IND to conduct a Phase I/II clinical trial accepted by the FDA in January 2007. This randomised, double-blind, placebo–controlled study in five sites in the US will evaluate safety and efficacy in 36 patients suffering with chronic hepatitis C, for whom approved treatments such as pegylated interferon and ribavirin have either failed or are not appropriate. Patients will be dosed over a period of a month and monitored using a recognized and well validated health related quality of life (QoL) questionnaire and specific symptom scores, as well as liver function tests. Preliminary safety and efficacy results will be available by the end of the year and are expected to confirm and extend promising safety and efficacy observations already made with PYN17 in a physician sponsored (DDX) 6 month safety and efficacy study carried out in the UK. Establishing an IND and

clinical activities in the US, one of the world's largest prescription drug markets, is a significant corporate milestone for Phynova.

In 2004, the **FDA** issued new guidelines for development of Botanical Drugs and set up a specialised botanical review team staffed by experts in herbal medicine, many of them Chinese. The first product, an ointment for viral warts derived from active ingredients in green tea leaves, was approved for marketing late in 2006, but the approval process is relatively new and although over 250 new botanical drugs have been approved to proceed to clinical trials, Phynova is amongst the fore runners in this process as indicated when Phynova was mentioned by name in an article in the Wall Street Journal in March 2007 discussing the FDA guidelines.

- **PYN 22** - a lipid lowering compound for the treatment of **obesity and fatty liver**, in-licensed by Phynova in 2006. Obesity is a huge medical problem world wide, particularly in developed countries. One of the increasingly recognized complications of obesity is non-alcoholic fatty liver disease (NAFLD), which can lead to liver cirrhosis and hepatocellular carcinoma. Currently there is no specific treatment for NAFLD and there remains a high unmet medical need. Preclinical data generated by Phynova's Chinese collaborators shows that PYN22 reduces blood lipids, percentage body fat and liver fat. This preclinical data has been confirmed and extended by a group in the UK who have shown that PYN22 reduces body fat, as well as having some effect on insulin resistance. Phynova expects to commence clinical testing of PYN22 during Q1 2008.

- **PYN 9** - a product developed by Phynova's collaborators at Botanic Century, Beijing, for the treatment of **post-operative ileus** (POI), temporary bowel stasis, that is a common consequence of abdominal surgery and often delays release from hospital. There are currently no approved treatments for POI, which affects to some degree up to 10 million surgical patients every year in the US alone. PYN9 will commence clinical trials in China later this year. Following the recent withdrawal from late-stage development of a competing product for a related indication, opiate-induced ileus, Phynova believes that PYN9 is now one of only two products in clinical development for this condition.

- **PYN 18** - an antiviral in development for the treatment of the hepatitis C virus (HCV). Current treatments for HCV are only partially effective and have significant associated toxicity. PYN18 is a novel antiviral medicine that Phynova expects to have a better benefit to risk ratio than existing treatments. In addition, as strategies for treating HCV treatments increasingly involve combinations of drugs, Phynova believes that PYN18 will be used alongside existing treatments to enhance their effectiveness.

  Phynova has recently demonstrated that PYN18 is also active against dengue virus, the causative agent of **Dengue Haemorrhagic Fever** (DHF), a common and serious tropical disease that is endemic in much of Asia. Preclinical studies were carried out with Phynova's collaborators at the Sirriraj Hospital in Bangkok, Thailand. The results indicate that PYN18 has a broader spectrum of antiviral activity than previously believed. This provides a clear commercial opportunity for PYN18 in the potential treatment of DHF. Phynova will pursue the DHF indication along with its work on HCV and other potential RNA virus targets.

- **Oxfordshire Bioscience Network (OBN)** - in April the OBN selected Phynova as its Regional Nomination for the **UK Bioentrepreneur of the Year 2007 Awards** in the **'UK Innovation in Drug Discovery and Development'** category. The award, sponsored by the UK Trade and Investment (DTI/Foreign Office), recognises the contribution a company makes to the dominant position in the development of innovative new medicines. The awards ceremony will be held at the FCO, London on 4th July. There will be nine other regional finalists and following brief elevator pitches from each nominee, a shortlist of three companies will be drawn up to contest the 'final round' prior to the announcement of a winner. The nomination followed Phynova's presentation at the OBN 'BioTrinity' event in Oxfordshire. The 2006 winner of this award was Domantis (acquired by GSK for £230m in December 2006). The Oxford bioscience cluster is second in Europe after Cambridge so Phynova was delighted to be recognised by such renowned industry peers. (www.bioawards.com)

2. Business Development

Phynova has recently increased its focus on monetising its product portfolio with the appointment of Tony Mills PhD as Director of Business Development. Tony has a strong track record of successfully licensing biotech products to big pharma and as Phynova's pipeline of botanical drugs moves closer to market, he will be vital in maximising global potential.

  - Tony Mills trained as a virologist and has over 15 years experience in biopharmaceutical business development. Before joining Phynova, Tony was BD Director at BioVex, a private oncology and vaccines biotech company. Previously at BTG, Tony was responsible for licensing IP world wide to the pharmaceutical industry and played a key role in founding Acambis, the successful UK biotech company. At Glaxo he helped develop several novel viral vaccines for the animal health industry.

- **BIO 2007 - Boston 7 - 9 May** - BIO is the annual North American showcase event for the BioIndustry Association, a world wide trade association for the biotech and pharmaceutical industries. BIO provides these industries with the world's largest 'biopartnering' event and is used by large pharma to trawl for new pipeline opportunities. Phynova scheduled 33 x 30 minute meetings across the three days. Some of these were with service providers (contract manufacturers, consulting firms etc) but the majority were with mid and large pharma from the US, Europe, Japan, India, Korea China and Taiwan. These are the companies that Phynova is targeting as potential development partners.

  The response to Phynova was universally good and there were a number of serious requests for follow up information and discussion from several large and medium sized pharma companies who are seeking novel leads in drug development.

  - The Phynova business model was widely understood and complimented on for its uniqueness, cost effectiveness and entrepreneurial nature.
  - There was little awareness of the 2004 FDA Guidance for Industry on Botanical Drug Products, but its significance was recognised when the guidelines were described.

- All the companies that showed interest in PYN17 had existing interferon-ribavarin therapies of their own, or had anti protease/polymerase drug candidates and admitted the need for an adjunct therapy to ease disease symptoms.

- **EPIC - European Partnering and Investment Conference - 21 June**
  Phynova will be speaking at this conference which will be attended by over 60 European biotechnology companies.

3. The Share Price

Like many of the smaller capitalisation AIM listed shares, Phynova suffers from a lack of liquidity which leads to volatility in the share price. The company is conscious of the need to address this issue and has embarked on several initiatives to raise awareness of Phynova.

- **Abchurch Communications** (www.abchurch-group.com) has been appointed as Phynova's new PR company. Abchurch was voted Financial PR Company of the Year at the Annual Growth Company Awards 2007.
  - The company is working closely with Abchurch to develop a full media strategy. We are already seeing greatly increased media coverage with positive mention of Phynova in Growth Company Investor, the Independent, Interactive Investor, Sharecast and Shares Magazine among others. There has also been a steady flow of interesting press releases, the full texts of which can be seen on the Phynova website (www.phynova.com).
  - Phynova and Abchurch are planning several awareness raising events:
    - Growth Company Investor Day - 13 June - attended by private and institutional investors
    - Interim Results presentation - 28 June
    - A 'Liver Disease Day' - "Hepatitis C - the hidden iceberg" - 12 July - featuring presentations from 2 leading academics and Phynova management to highlight Phynova's focus and expertise in this area

- **Equity Development** (www.equitydevelopment.co.uk), a highly regarded independent research firm is writing a detailed report on Phynova. This will be circulated to their extensive distribution list and will be emailed to you as soon as it is completed. The report will be used as basis for an investor outreach programme targeting private client brokers in Manchester, Birmingham, Leeds, Newcastle and Edinburgh. Equity Development also has contacts in Europe and Hong Kong.

- **Phynova Website** - this is being revamped and updated and a Chinese version has just been launched to enhance communication with local partners and investors in the Far East.

- **Investor Relations** - an in house team has been established to manage investor relations and shareholder communications, please contact me (swadham@phynova.com) with any queries.

4. Message from Robert Miller CEO

"As you will have seen from reading all of the above news, Phynova's management team has been working very hard to create value and achieve several important milestones since coming to AIM fifteen months ago. Although small by industry standards, Phynova has already achieved an impressive list of accomplishments and is definitely 'punching above its weight'. With the team we now have in place both here in the UK and in China, the Company is well positioned to start out-licensing a number of its drug candidates and enter into commercial collaborations with pharmaceutical companies."

5. Presentation Event for the Interim Results

We will shortly be sending out invitations to a presentation for the Interim results on Thursday 28th June. This will be over lunch time in the West End of London and we look forward to seeing as many of you as possible.

With best wishes

Sarah J. Wadham

Sarah J. Wadham
Investor Relations

Glossary of Terms

FCO - The Foreign and Commonwealth Office, London
FDA - The US Food and Drug Administration
IND - Investigational New Drug - gives permission for a new drug to be used in clinical trials in the US

Dear Shareholders,

This summer has been an unusually busy one for Phynova with advances being made on all fronts. Our share price has, unfortunately not reflected these positive developments. We believe it has drifted on the back of small volumes together with the general malaise in the life sciences sector of the UK Stock Market. I also recognise that the share price is supported by key announcements and, although a great number of projects have been progressing behind the scenes, they have not been at an announceable point. I am confident that this will change shortly and that we will be able to announce a series of positive events before the year end.

Our current clinical trial for PYN17 began in late May and recruitment of patients continued through the summer and completed on time in September in line with our expectation to complete the trial by the end of this month. Preliminary results from the trial are expected in late November, which will help support our discussions with a number of interested parties from the global pharmaceutical industry.

In a move to strengthen our strategic global position, we appointed a new broker, Evolution Securities China Limited, based in London, at the beginning of August. We are very pleased to be working with them and we believe that Evolution China's strong focus on China will assist Phynova with the next stages of its development. Their offices in London, Shanghai and Hong Kong will be a great asset to the Company going forward.

Other significant developments which have been announced include:

- PYN 17 - subject to satisfactory safety data from the current trial, a Phase IIb pivotal trial will commence in the first half of 2008. Talks are progressing very positively with the US FDA on the structure of the licensing programme.
- PYN 22 - initial screening data has been very encouraging. We are now progressing project plans with a view to commencing clinical trials in the first half of 2008.
- PYN 18 - screening data has confirmed the potential for PYN 18 to be developed as treatments for both Hepatitis C and Dengue Fever. We are currently working with development partners in Europe to continue our investigations into its effectiveness against Hepatitis C. The dengue

research centre at the Sirriraj Hospital in Bangkok have confirmed initial positive screening data against dengue.

- PYN 9 - development work with Botanic Century continues to show positive results for the treatment of post operative ileus. Clinical trials are programmed to commence in the first half of 2008, with early revenues programmed for 2009.

  We have also received positive data from early work on PYN 6 and PYN 7. On PYN 6, the University of East London has identified strong opportunities for the development of anti MRSA and acne products. On PYN7, initial screening at Birmingham University has shown significant activity against various cancers. Although both these developments are at a very early stage, we are excited about the future potential.

Over the summer, we produced a corporate DVD that gives a clear overview of Phynova's novel business model and of our work in China with our colleagues at Botanic Century. The DVD is having a significant benefit in increasing our profile with both financial institutions and potential pharmaceutical partners. I will be sending you a copy of the DVD for your interest. It will also be posted on the Phynova website shortly.

A more detailed summary of Phynova's drug development programme and achievements over the past four months is presented within the attached Investor Newsletter.

With best wishes

Robert Miller

CEO

Phynova Investor Letter - October 2007

Dear Shareholders,

This is the second Phynova Investor Letter which will update you on progress within the company since the last letter in June.

1. Scientific Programme

- **PYN 17** - On 12th September, Phynova announced that it has completed patient enrollment for the ongoing Phase I/II clinical trial of its lead product PYN17, in five hepatology centres in the USA. PYN17 is still the only product currently in clinical development that is specifically aimed at treating the debilitating symptoms, impaired health related quality of life (HRQoL) and liver inflammation, in patients with **chronic hepatitis C**. Symptoms which include fatigue, abdominal pain, muscle and joint pain, nausea and loss of appetite, may persist even after the virus has been cleared using interferon-ribavirin therapy. The Phase I/II, placebo controlled, double-blind trial which commenced on 29 May 2007 will evaluate safety and efficacy. The trial has enrolled 39 patients with chronic hepatitis C, for whom approved treatments such as pegylated interferon and ribavirin have either failed or are not appropriate. To date PYN17 has been well tolerated and no serious adverse events have been reported. Interim clinical results are expected by the end of November. Phynova will then work with the US Food & Drug Administration (FDA) to draw up a protocol for a Phase IIb trial due to commence in first half of 2008. As well as evaluating efficacy and safety, this randomised, placebo controlled, dose ranging study, will measure the effects of three different doses on patient response.

- **Hepatitis C Morning**

  Phynova hosted a Hepatitis C Morning on July 12th which was attended by a number of respected biotech analysts and journalists from the pharmaceutical and financial press. The over riding message from the event was the substantial commercial opportunity opening up as a result of the current and potential incidence of hepatitis C. The keynote speakers were:

  - **Professor Graham Foster** - Professor of Hepatology at Barts and the London, Queen Mary's School of Medicine & Dentistry. Professor Foster gave an overview of the prevalence of Hepatitis C - "a viral time bomb", which currently affects over 170 million people world wide, including over four million people in the US. In a series of slides, "Chronic HCV - who gets it", he showed that as well as drug addicts (including cocaine users), blood product recipients, people born or who have medical care abroad and babies of infected mothers, HCV can be transmitted by sharing the same toothbrush or razor - in fact "just about anyone!" can get HCV. He showed some graphic pictures of cirrhosis of the liver and outlined the

prognosis (cirrhosis, liver cancer and the need for liver transplants in 5 - 10% of cases) for sufferers of chronic hepatitis C. He painted a chilling picture of the low rate of successful treatment, the high healthcare costs and the rate of death and the global impact of this disease. His wish is for a safe medicine that reduces symptoms and disease progression and he stressed the need for novel approaches and new inputs.

- **Dr Barbara Domayne-Hayman** - Commercial Director of AstraZeneca's antiviral hub, Arrow Therapeutics. Dr Domayne-Hayman reviewed the current antiviral therapies available for hepatitis C (Interferon, PEG Interferon and Ribavirin - all of which have serious side effects) and their efficacy. Hepatitis C is a commercially attractive market with a large target population in both the developed and developing world with a high unmet need and a continuous need for new products as viral resistance builds up. Current diagnosis and treatment rates are low and there is a large future market for hepatitis C treatments from patients who are either undiagnosed or awaiting treatment. She indicated possible future progress to more effective and better tolerated treatment regimes and described some of the next generation drugs under development. Of particular relevance to Phynova's PYN17 was her emphasis on the opportunities for the use of combination therapies, there being no single 'winner' drug and the recognition of the need for non-antivirals for symptomatic relief.

- **Dr John Efthimiou** - Chief Medical Officer of Phynova, gave an overview of the Phynova drug discovery process and pipeline and detailed the impaired health-related quality of life (HRQoL) and symptoms such as fatigue which are increasingly recognised as an important part of chronic hepatitis C. He explained the origin, production process and mode of action of PYN17 and outlined the improvements in six of the eight HRQoL domains demonstrated in a completed UK based Phase II trial. The improvement shown in vitality was particularly relevant and clinically significant. **Dr Tony Mills** - Business Development Director of Phynova, outlined the potential market for PYN17 in the US, the EU, Japan and the rest of the world and the commercial opportunity for Phynova afforded by the interest from Big Pharma in sourcing novel drug candidates.

Phynova was extremely pleased by the level of press coverage following this event. An article in The Pharmaceutical Times, **"Hep C a ticking time bomb for NHS"** mentioned Phynova several times and Scrip World Pharmaceutical News carried the front page headline, **"First symptomatic hepatitis treatment in development by Phynova"**. The article focused on the symptoms and impaired quality of life of hepatitis C as presented by Dr Efthimiou and reported Dr Foster's comments "if the early promise of PYN17 is confirmed in the larger clinical trials ... in the US then PYN17 has a very good chance of being widely used for symptomatic chronic hepatitis C" and "The company's managers ... are to be congratulated for moving plant-based medicines into mainstream hepatology". The full article can be accessed on the Phynova website.

Awareness of the potential incidence of hepatitis C is increasing among the general public, highlighted by the recent death of Anita Roddick from complications related to hepatitis C. The Metro, a free newspaper widely read by rail, tube and bus passengers, recently ran a whole page article, "**Beware of the Quiet Killer** - thousands will die from the disease because they do not know they have it".

- **PYN 22** - a lipid lowering compound for the treatment of **obesity and fatty liver**, is currently in preclinical development with pharmacology studies to investigate efficacy

and toxicology. Phynova expects to commence clinical testing of PYN22 during 2008. Obesity is a huge medical problem world wide and non-alcoholic fatty liver disease (NAFLD), which can lead to liver cirrhosis and liver cancer, is an increasingly recognised complication with a 15% prevalence in the US and 10% in the UK. NAFLD is receiving significant attention with two major conferences on fatty liver disease in September in the UK alone. Currently there is no specific treatment for NAFLD and there remains a high unmet medical need.

- **PYN 18** - two different formulations of PYN18 are being developed to address two different indications:

  1. **Hepatitis C (HCV)** - a novel antiviral is being developed. Preliminary screening work is in progress and Phynova is in discussions with a group in Europe to extend this work. Since strategies for treating HCV increasingly involve combinations of drugs, Phynova believes that PYN18 will be used alongside existing treatments to enhance their effectiveness.

  2. **Dengue Haemorrhagic Fever (DHF)** - Dengue Fever infects at least 50 million people a year in more than 100 countries mainly across Asia, Africa and South America. It used to be restricted to poorer parts of the population, but monsoon flooding and unchecked urbanisation have promoted the spread of the virus-carrying mosquito. Many prosperous cities are experiencing their worst dengue outbreak for ten years; dengue has now become a disease of the professional and middle classes, not just the poor. Singapore has already had 5,000 infections this year and in Indonesia, of the 100,000 who contracted dengue, 1,100 have died. Currently there is no approved medication or vaccine, though as the economic cost of dengue rises, there is increasing interest from Big Pharma in developing a vaccine and other treatments. Phynova, in collaboration with the Sirriraj Hospital in Bangkok, has demonstrated in a preclinical study that PYN18 is active against the dengue virus. This work was recently repeated and confirmed the initial positive results. PYN18 is envisaged as a treatment once patients are infected by the virus, but since it is botanically based and easy to take, there may be opportunities to develop it as a prophylactic. Overall, there is a clear commercial opportunity for PYN18 in the potential treatment of DHF.

- **PYN 6 - Anti-bacterials** to target **MRSA** and **Acne** - there have recently been positive results from work in collaboration with the University of East London which demonstrated a good degree of bacterial inhibition in comparison with the standard topical antibiotics currently used for treatment of both MRSA and the *Propionibacterium acnes* organism which causes acne. The next step will be to incorporate PYN6 into a gel, cream or ointment and to test if it is still effective against these gram positive bacteria and does not allow the development of resistant bacteria. This will be a prelude to seeking an out-licensing agreement in the near future.

- **PYN 7 - anti-cancer** - early compounds being tested in the Institute for Cancer Studies in Birmingham University have produced cell death in four established cancer cell lines: lung, ovary, breast and colon. Further work will aim to establish the mechanism of action, selectivity versus normal tissues, comparison with standard chemotherapeutic agents, and dose response.

- **PYN 9** - developed by Botanic Century, Beijing (45% owned by Phynova), for the treatment of **post-operative ileus** (POI) or temporary bowel stasis, a common consequence of abdominal surgery that often delays patient release from hospital. There are currently no approved treatments for POI, which affects to some degree up

to 10 million surgical patients every year in the US alone. It is intended that PYN9 will commence and complete clinical trials in China next year to produce safety and efficacy data followed by an application for new drug approval to the SFDA, the Chinese drug registration agency. If successful, PYN9 will start to be marketed in China by the end of 2009. Botanic Century has already signed a distribution agreement for PYN9, which has the potential to generate significant near term revenues. Meanwhile, Phynova has commenced preclinical work in the UK and Europe with a view towards future global development.

- **UK Bio entrepreneur of the Year 2007 Awards** - Phynova, which was previously selected by the Oxfordshire Bioscience Network as its regional representative, presented in the final of these awards on the 4th July. Phynova was in the last seven of the finalists in the 'UK Innovation in Drug Discovery and Development' category. Although Phynova did not win, it was complimented by the judges on its unique and exciting business model.

2. Business Development

- Tony Mills, Business Development Director, has represented Phynova at a series of meetings with pharmaceutical companies interested in potential partnering opportunities from the Phynova pipeline. In particular, there is mounting interest in PYN17. Tony Mills and John Efthimiou, the Chief Medical Officer, will be attending the **American Association for the Study of Liver Diseases** meeting in Boston in early November. This will provide the opportunity to continue the dialogue with several major companies and important US and European hepatologists in the hepatitis C field which are potentially interested in PYN17 and PYN18.

- Phynova's work on PYN6, the anti MRSA/anti acne candidate, has confirmed and extended the data from China and Tony is actively marketing PYN6 to the industry.

- A recent visit to Hong Kong and Shanghai resulted in several interesting new business leads that may bring potential new drug candidates into the Phynova pipeline. Tony has also attended further bio-partnering meetings (similar to BIO 2007 in Boston earlier this year which was so successful for Phynova) including a recent presentation on the Phynova pipeline at a conference in Lille, France.

3 Recent Events

- **The Growth Company Investor Show - The Barbican Centre 13th June**
  This was the first time that Phynova had taken a stand at this show which showcases growing small and mid-cap quoted companies and the company was very pleased with the outcome. The Phynova stand was in a good position near the entrance and attracted a large number of visitors who took a keen interest in the Phynova story. A number Phynova's current shareholders and professional advisors came to the show especially to see Phynova and there were some significant share purchases as a result.

- **Interim Results Presentation - 28th June** - this was attended by several shareholders and was followed by questions to the CEO and CFO.

- **Private Client Broker Lunch - 5th July**
  Phynova hosted a lunch for 15 private client brokers, many of whom had not met Phynova before. The feedback was generally positive "a very interesting company with great opportunities ahead", "a good fit in an interesting sector". Many of the

attendees said they would be following the stock in future and one placed an order to buy shares.

- **Equity Development** (www.equitydevelopment.co.uk) Phynova commissioned a report from Equity Development (an independent research organisation) which was completed in June. The report concluded "Success in the future for Phynova with drugs that can combat diseases of the scale currently being targeted would lead to value being measured in the hundreds of millions, not the tens of millions." Equity Development is now preparing an update report focussing on recent scientific advances.

4 **Botanic Century Beijing** (45% owned by Phynova)

I recently visited Botanic Century in Beijing and met the senior management, Chen Xie - Chief Scientific Officer, Zhong Zhong - CEO and Chen Wang - COO. I was extremely impressed by the management team's obvious competence and knowledge of both the Chinese and Western markets. Chen obtained her PhD from King's College London in 2003 and Zhong has gained commercial experience working with a number of Western companies. Botanic Century was founded in 2003 and set up an independent laboratory in 2005 when it started to develop its first clinical drug. The joint venture agreement with Phynova was signed In November 2006. Botanic Century has recently set up an English language website (www.botaniccentury.com).

Botanic Century operates from a state-of-the art facility in a modern science park to the north of Beijing and has two modern laboratories and a clean room, staffed by four project managers and several laboratory technicians. The company works with medicinal plants with demonstrated safety and efficacy with the aim of developing effective botanical drugs for the global market. Botanic Century provides an efficient product design and development platform, combining knowledge of traditional Chinese medicines (TCM) with Western pharmacology and using this specialist expertise to de-risk the drug development process. It is able to operate at a fraction of the cost of a similar facility in the West.

The Botanic Century R&D platform has 4 important elements:

- Sample Bank - 300 authenticated plant samples with assured commercial supply allowing the company to produce standard extracts.
- Phyto Chemistry - extraction, isolation and purification of plant compounds.
- CMC - (Chemistry, Manufacture and Control) - CMC is one of the most critical parts of the botanical drug development process; it ensures batch to batch consistency which is crucial when testing for efficacy. The FDA has accepted that a new approach is required for development of botanical drugs and has recognised the importance of CMC. It recently organised a four day seminar on the CMC of Botanical Drugs at the University of Mississippi. The preclinical process in China places strong emphasis on CMC: companies have to show that it is possible to scale up the manufacture of compounds from laboratory to factory production and have to produce three batches of drugs to prove stability before a clinical trial licence can be issued.
- Bio Activity - Botanic Century has its own activity screening laboratory including a number of relevant cell line assays.

As well as using this specialist R&D platform for the development of its own drug candidates, the company is able to generate revenue by acting as a CRO (Contract

Research Organisation) for domestic Chinese pharmaceutical companies. Among the services which can be provided are formula design, research and development, product improvement, activity assay and batch manufacture. Botanic Century also has extensive experience in the regulatory filing process for TCM and health foods for the SFDA. A potential future source of revenue is the supply of high quality botanical ingredients for use in functional foods, nutraceuticals and cosmetics as the early stages of the scientific process are similar to those for producing the ingredients for use in drug development.

Botanic Century has four of its own drugs in development for POI, gout (which has a high incidence in China), Type 2 diabetes and MRSA. Botanic Century will develop these drugs to SFDA regulatory standards for the Chinese market. Phynova will build on this work to develop Western regulated pharmaceuticals as in the case of PYN9 for POI and PYN6 for MRSA. In particular, the co-operation between Phynova and Botanic Century on the development and early marketing in China of PYN9 for POI, is an exciting development and illustrates the huge potential value of Botanic Century as a global R&D resource for Phynova.

5. Evolution Securities China Limited

On 1st August, Phynova announced that it had appointed Evolution Securities China Limited ("Evolution China") as its Broker. This followed several meetings with their senior management, sales staff and research analysts in London, Shanghai and Hong Kong. Phynova considers that Evolution China with its corporate finance and sales teams in both the UK and Hong Kong and its research analysts in the People's Republic of China is well placed to support the company in the next stages of its corporate development.

6. Recent Press Coverage

Phynova has been pleased with the level of press coverage over the last three months with articles in the Investors Chronicle, Shares Magazine, Nature, the Pharma Market Letter, the Pharmaceutical Times, Scrip, BioCentury, Bioworld Today, Bioworld International and Pharma Licensing.

7. Phynova Corporate DVD

The corporate DVD which brings alive the strong links with Botanic Century will be sent to you shortly.

I have enjoyed seeing some of you at the various events Phynova has hosted recently. If you would like further information on any of the topics covered, or a copy of the Equity Development report or any of the press articles mentioned, please contact me. I will be sending out another letter in December with an update on the results of the PYN17 trial.

With best wishes,

Sarah J. Wadham
Investor Relations

For immediate release

Stock Exchange Announcement

1st May 2007

PHYNOVA GROUP PLC ("PHYNOVA" OR "THE COMPANY")

TOTAL VOTING RIGHTS

In accordance with the FSA's Disclosure and Transparency Rules, the Company hereby notifies the market of the following:

- Phynova's capital consists of 19,536,258 ordinary shares with voting rights, as disclosed in an announcement on 17th April 2007.

- The Company holds no shares in treasury.

- Therefore, the total number of voting rights in the Company is 19,536,258.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Phynova under the FSA's Disclosure and Transparency Rules.

- END -

For further information:

Phynova Group PLC

Robert Miller, Chief Executive 01993 880 700

Nominated adviser:

Nabarro Wells & Co. Limited

Marc Cramsie/John Wilkes 020 7710 7400

Media Enquiries:

Abchurch Communications

Peter Laing/Martin Sutton/Stephanie Cuthbert 020 7398 7700

Stephanie.cuthbert@abchurch-group.com

Appointment of Karl Watkin as Chairman

For Immediate Release 29 January 2007

PHYNOVA GROUP PLC

Appointment of Karl Watkin as Chairman

Phynova Group PLC ("Phynova" or the "Group") (AIM: PYN), a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and metabolic diseases and cancer, is pleased to announce the appointment of Karl E Watkin MBE as Chairman. Karl, appointed as Non-Executive Director on 14 December 2006, replaces John Pool who will continue to act as a Non-Executive Director on the Board. Both appointments are effective immediately.

Karl brings to the role of Chairman over 25 years experience working in China, a market critical to Phynova's business strategy and extensive public company experience. Until earlier this month, Karl was Chairman of D1 Oils plc, a UK-based global producer of biodiesel, for which he is the founder and received an MBE for his services to UK exports in 1993. He will remain on the Board as a Non-Executive Director of D1 Oils. Other current directorships include Non-Executive Director of China Goldmines plc, a gold resource company with a direct interest in a gold mining project in the province of Hunan China. Karl also brings valuable expertise gained from the healthcare sector via Dermasalve Sciences plc, a developer of retail dermatology products, which he created in 2004, floated in January 2006 and currently serves as a Non-Executive Director.

John Pool has served as Chairman since February 2005, in which time Phynova has progressed from an early stage private company to an acquisitive publicly listed company.

Robert Miller, Chief Executive of Phynova, commented: "We are delighted that Karl has become Chairman of the Board. He brings a great deal of public company and Chinese experience which will be of great value to the Company as it progresses through clinical trials this year and further develops its Chinese operations.

John is an invaluable asset to the Company and I wish to thank him for all his hard work in moving the Company forward. We are pleased that the Company will retain his expertise as Non-Executive Director."

Karl Watkin, Chairman of Phynova, commented: "With the recent acceptance of its IND application to commence clinical trials of PYN17 for Hepatitis C and the acquisition of Botanical Century in China last year, Phynova is gaining momentum in both its drug pipeline and expansion into the Chinese market. As such, it is a very exciting time to be taking up the role of Chairman. I hope that through my experience in China, I will be able

to build on this momentum."

For further information, please contact:

Phynova Group PLC
Robert Miller, Chief Executive 01993 880 700

Buchanan Communications
Diane Stewart/Catherine Breen/Tim Anderson 020 7466 5000

Nabarro Wells & Co. Limited
Marc Cramsie/John Wilkes 020 7710 7400

30/01/2007

Extension of Option Exercise Period

For Immediate Release 5 February 2007

Phynova Group plc
("Phynova")

Extension of Option Exercise Period

Phynova announces that it has agreed to extend the exercise period for options granted in September 2004. These will be extended from 9 February 2007 to 15 April 2007 (the "Option Extension") to founding shareholders other than the directors.

The options concerned are those granted on 23 September 2004 over 985,960 ordinary shares of 1p each at a price of 36.57p per share. These options are held by 12 people.

The three Directors who have been excluded from benefit of this extension will exercise their options on or by 9 February 2007, to the extent that they are able to do so. These Directors have not taken part in the formal Board discussions regarding the Option Extension, or participated in the Board resolution to approve it. The remaining Directors (the "Independent Directors") have discussed and unanimously approved the Option Extension.

In deciding whether to approve the Option Extension, the Independent Directors have had regard to the beneficial effect on Phynova's cash resources of the exercise of options; the difficulty of raising new capital at a price comparable to Phynova's current share price; and the likely effect of extension on the number of options which might be exercised. Having discussed this with the option holders concerned, the Independent Directors consider that a significant number of additional options are likely to be exercised if the period is extended, resulting in a significant increase in the capital which is likely to be raised if the option period is extended.

In view of the above, the Independent Directors consider that the Option Extension is in the best interests of the Company and consider, having consulted the Company's Nominated Adviser, Nabarro Wells & Co. Limited, that the terms of the Option Extension are fair and reasonable as far as shareholders are concerned.

ENDS

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nabarro Wells & Co. Ltd 0207 710 7400
Marc Cramsie

06/02/2007

Agreement with Hong Kong Jockey Club Institute of Chinese Medicine to develop novel drugs for the treatment of cancer

For Immediate Release 6 February 2007

Phynova Group plc

Agreement with Hong Kong Jockey Club Institute of Chinese Medicine to develop novel drugs for the treatment of cancer

Phynova Group PLC ("Phynova" or the "Group") (AIM: PYN), a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and metabolic diseases and cancer, is pleased to announce it has signed an agreement with the Hong Kong Jockey Club Institute of Chinese Medicine ("HKJCICM"). The agreement covers the collaborative development of novel drugs for the treatment of cancer. The drug candidates have been developed from a number of Chinese medicines that have been used in the treatment of cancer in China. This is the first project in a relationship which the parties hope will lead to the development of a number of novel therapeutic compounds based on Chinese medicine.

The HKJCICM is a government owned research foundation which promotes the modernisation of Traditional Chinese Medicine and has received funding of over £33 million from the Hong Kong Jockey Club. It was set up to support the development of Chinese medicine as a high value-added industry in Hong Kong supported by sound scientific and evidence-based development programmes.

Robert Miller Phynova's CEO said "We are very honoured to collaborate with the Hong Kong Jockey Club of Chinese Medicine in this key programme. HKJCICM is one of the premier research institutes in the field of modern Chinese medicines and working with it on this prestigious project represents a very strong vote of confidence in Phynova's capabilities in this field. A number of successful treatments for cancer have been derived from natural products and I believe many more natural substances, that have the potential to bring significant therapeutic benefits to the growing number of people who suffer from cancer, remain to be discovered."

ENDS

Phynova Group PLC +447775920963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nabarro Wells & Co. Limited 020 7710 7400

Marc Cramsie
John Wilkes

Notes to Editors

Phynova

Phynova was founded in July of 2002 to develop drugs that satisfy unmet therapeutic needs in areas such as: infectious disease, metabolic disease and cancer. The Company's headquarters are located in the Long Hanborough near Oxford and it has a laboratory at Warwick Horticultural Research Institute.

Phynova is developing Drug Candidates which are mainly derived from botanical medicines and have proved effective and safe in clinical use in China. The Chinese have been using botanical medicines for thousands of years and over that time have built up a wealth of knowledge and expertise in the medicinal use of plants. In a number of areas these medicines are used in China in circumstances where there is an unmet therapeutic need in the West. Since all of Phynova's Drug Candidates are derived from plants, its drugs will be produced from sustainable resources.

06/02/2007

Exercise of Options, Grant of further Options, Directors Dealings

Phynova announces that on 19 February 2007, Mr Watkin, the Chairman, acquired 105,560 Ordinary Shares at 70p each, which represents his total shareholding in the Company. This holding equates to 0.56% of the Company's issued ordinary share capital.

In addition, three directors have exercised stock options over 570,120 Ordinary Shares of 1p each , as follows:

Director: William Doyle
Number of Stock Options Exercised: 10,000
Exercise Price £/Share: 36.57p
Date of Exercise: 9 February 2007
Date of Issue and Allotment: 19 February 2007
Number of Shares held after option: 1,724,307
Percentage of Enlarged issued share capital: 9.15%

Director: Michael Martin
Number of Stock Options Exercised: 150,000
Exercise Price £/Share: 36.57p
Date of Exercise: 9 February 2007
Date of Issue and Allotment: 19 February 2007
Number of Shares held after option: 1,026,485
Percentage of Enlarged issued share capital: 5.45%

Director: Stephen Marshall
Number of Stock Options Exercised: 410,120
Exercise Price £/Share: 36.57p
Date of Exercise: 9 February 2007
Date of Issue and Allotment: 19 February 2007
Number of Shares held after option: 1,203,515
Percentage of Enlarged issued share capital: 6.39%

On the same date, stock options over a further 81,960 Ordinary Shares of 1p each were also exercised by other shareholders. Application has been made to the London Stock Exchange for the total of 652,080 Ordinary Shares to commence trading on AIM on [23] February 2007. For the purposes of the Financial Services Authority's Disclosure and Transparency Rules ("DTR"), following admission to trading on AIM of the new 652,080 Ordinary Shares, the total number of Ordinary Shares in issue is [18,837,649], with each share holding one voting right.

In addition, Phynova announces that, on 19th February 2007, its chairman, Karl Watkin, was granted stock options over 1,000,000 Ordinary Shares of 1p each. 500,000 of these options are exercisable at £1.00p and the remaining 500,000 are exercisable at £1.50, all the options are due to expire on the 19th February 2010.

ENDS

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

20/02/2007

Change of AGM Date

For Immediate Release 28 February 2007

Phynova Group plc

("Phynova"" or the "Company")
CHANGE OF AGM DATE

Further to the Company's announcement on 29 January 2007, Phynova advises that its Annual General Meeting will now take place on 20 April 2007, not 27 March 2007 as previously stated. It is expected that the Annual Report and Accounts will be posted to shareholders on or around 23 March 2007.
- END -

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nominated Adviser:
Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

Total Voting Rights

For Immediate Release 28 February 2007

Phynova Group plc

("Phynova" or the "Company")
TOTAL VOTING RIGHTS

In accordance with the FSA's Disclosure and Transparency Rules, the Company would like to notify the market of the following:

- Phynova's capital consists of 18,837,649 ordinary shares with voting rights.
- The Company holds no shares in treasury.
- Therefore, the total number of voting rights in the Company is 18,837,649.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Phynova under the FSA's Disclosure and Transparency Rules.

- END -

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nominated Adviser:
Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

For Immediate Release

27 March 2007

Phynova Group plc

("Phynova")

Phynova Appoints Mills as Director of Business Development

Phynova Group PLC (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, today announces the appointment of Dr Tony Mills as Director of Business Development. Dr Mills will not be joining the main Board of Phynova and will report directly to the Chief Executive.

Tony Mills comes to Phynova with over 15 years of business development experience in the UK biotechnology and pharmaceutical industry. He joins Phynova's senior management team from BioVex, a private oncology and vaccines biotech company, where he was Director of Business Development for four years, leading strategic marketing to the pharmaceutical industry.

Prior to his time at BioVex, Tony Mills was Vice President and Business Manager at BTG International, the medical innovation company. Working at BTG for over a decade, Tony was responsible for international licensing in areas such as genomics, proteomics and vaccines. He also played key roles in the founding of Acambis, the successful UK biotechnology company, and Avlar, the Cambridge-based venture fund. Before joining BTG he worked as a research virologist for Glaxo Animal Health Ltd after completing his PhD in virology from the University of Liverpool.

Robert Miller, Chief Executive of Phynova, commented: "We are delighted to welcome Tony to Phynova. He brings a wealth of relevant experience in the acquisition, development and commercialisation of intellectual property and he has a strong track record of successfully licensing biotech products to big pharma. As Phynova's pipeline of botanical drugs moves closer to the market, Tony's background and expertise will be vital in maximising global potential."

On March 21 Dr Tony Mills purchased 21,200 Ordinary Shares in Phynova, which represents his total shareholding. This holding equates to 0.11% of Phynova's issued ordinary share capital.

For further information, please contact:

Phynova Group PLC	
Robert Miller, Chief Executive	01993 880 700
Abchurch Communications	
Peter Laing/Martin Sutton/Stephanie Cuthbert	020 7398 7700
Nominated adviser:	
Nabarro Wells & Co. Limited	
Marc Cramsie/John Wilkes	020 7710 7400
Broker:	
J M Finn & Co. Limited	
Sam Smith	020 7628 9688

Notes to editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C will enter Phase II trials this year. There are a further six products in preclinical development.

Change of AGM Date

For Immediate Release 28 February 2007

Phynova Group plc

("Phynova"" or the "Company")
CHANGE OF AGM DATE

Further to the Company's announcement on 29 January 2007, Phynova advises that its Annual General Meeting will now take place on 20 April 2007, not 27 March 2007 as previously stated. It is expected that the Annual Report and Accounts will be posted to shareholders on or around 23 March 2007.
- END -

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nominated Adviser:
Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

Total Voting Rights

For Immediate Release 28 February 2007

Phynova Group plc

("Phynova" or the "Company")
TOTAL VOTING RIGHTS

In accordance with the FSA's Disclosure and Transparency Rules, the Company would like to notify the market of the following:
- Phynova's capital consists of 18,837,649 ordinary shares with voting rights.
- The Company holds no shares in treasury.
- Therefore, the total number of voting rights in the Company is 18,837,649.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Phynova under the FSA's Disclosure and Transparency Rules.
- END -

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nominated Adviser:
Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

Exercise of Options, Grant of further Options, Directors Dealings

Phynova announces that on 19 February 2007, Mr Watkin, the Chairman, acquired 105,560 Ordinary Shares at 70p each, which represents his total shareholding in the Company. This holding equates to 0.56% of the Company's issued ordinary share capital.

In addition, three directors have exercised stock options over 570,120 Ordinary Shares of 1p each , as follows:

Director: William Doyle
Number of Stock Options Exercised: 10,000
Exercise Price £/Share: 36.57p
Date of Exercise: 9 February 2007
Date of Issue and Allotment: 19 February 2007
Number of Shares held after option: 1,724,307
Percentage of Enlarged issued share capital: 9.15%

Director: Michael Martin
Number of Stock Options Exercised: 150,000
Exercise Price £/Share: 36.57p
Date of Exercise: 9 February 2007
Date of Issue and Allotment: 19 February 2007
Number of Shares held after option: 1,026,485
Percentage of Enlarged issued share capital: 5.45%

Director: Stephen Marshall
Number of Stock Options Exercised: 410,120
Exercise Price £/Share: 36.57p
Date of Exercise: 9 February 2007
Date of Issue and Allotment: 19 February 2007
Number of Shares held after option: 1,203,515
Percentage of Enlarged issued share capital: 6.39%

On the same date, stock options over a further 81,960 Ordinary Shares of 1p each were also exercised by other shareholders. Application has been made to the London Stock Exchange for the total of 652,080 Ordinary Shares to commence trading on AIM on [23] February 2007. For the purposes of the Financial Services Authority's Disclosure and Transparency Rules ("DTR"), following admission to trading on AIM of the new 652,080 Ordinary Shares, the total number of Ordinary Shares in issue is [18,837,649], with each share holding one voting right.

In addition, Phynova announces that, on 19th February 2007, its chairman, Karl Watkin, was granted stock options over 1,000,000 Ordinary Shares of 1p each. 500,000 of these options are exercisable at £1.00p and the remaining 500,000 are exercisable at £1.50, all the options are due to expire on the 19th February 2010.

ENDS

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Buchanan Communications 020 7466 5000
Diane Stewart/Catherine Breen/Tim Anderson

Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

20/02/2007

For Immediate Release 26 March 2007

Phynova Group plc

("Phynova")

Significant progress in product pipeline

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, announces significant progress with its portfolio of products in development.

Pipeline highlights:

- PYN17 for treating the symptoms of chronic hepatitis C on track for start of Phase II clinical trial in April 2007
- PYN18, an antiviral for treating hepatitis C, shows activity against dengue virus, a new indication
- PYN22, a candidate treatment for obesity and fatty liver, successfully reduces body fat in preclinical studies

Phynova will present further supplementary data at the "BioTrinity" company showcase and partnering conference in Oxford on 28 March 2007.

Robert Miller, Chief Executive of Phynova, commented: "Traditional Chinese medicine contains a wealth of candidate compounds with demonstrated efficacy and safety. We select specific plant-derived drug candidates in China and prove their value in rigorous Western preclinical and clinical models. I am delighted that our lead product, PYN17 for chronic hepatitis C, is progressing on schedule for a Phase II trial to start next month. Encouraging progress elsewhere in Phynova's pipeline validates our business strategy and makes us confident that our approach will generate a strong product portfolio.

"We are also encouraged by the fact that Phynova's growing market presence, including the relationship with Botanic Century in Beijing, is resulting in an increased inflow of commercially attractive new drug development opportunities."

Chronic Hepatitis C treatment on track to start Phase II clinical trial in April 2007

Phynova's PYN17 is a treatment for the symptoms of chronic Hepatitis C, a viral liver disease. Hepatitis C is endemic in many parts of Asia and is now becoming a serious threat in the Western word, with over 4 million cases in the USA. In January 2007, the FDA approved Phynova's PYN17 Investigational New Drug (IND) application and Phynova has recently held a successful Investigator Meeting in the US with participating physicians, heralding the start of the Phase II clinical trial. This trial will begin in April 2007 in five centres in the US. An interim analysis is expected around the end of the year.

Hepatitis C antiviral also active against dengue virus

Phynova's PYN18 is an antiviral in development for the treatment of Hepatitis C virus (HCV). Current treatments for HCV are only partially effective and have significant associated toxicity. PYN18 is a novel antiviral medicine that Phynova expects to have a better benefit to risk ratio than existing treatments. In addition, as strategies for treating HCV treatments increasingly involve combinations of drugs, Phynova believes that PYN18 will be used alongside existing treatments to enhance their effectiveness.

Phynova has recently demonstrated that PYN18 is also active against dengue virus, the causative agent of Dengue Haemorrhagic Fever ("DHF"), a common and serious tropical disease that is endemic in much of Asia. Preclinical studies were carried out with Phynova's collaborators at the Sirriraj Hospital in Bangkok, Thailand. The results indicate that PYN18 has a broader spectrum of antiviral activity than previously believed. This provides a clear commercial opportunity for PYN18 in the potential treatment of DHF. Phynova will pursue the DHF indication along with its work on HCV and other potential RNA virus targets.

Lipid lowering compound successfully reduces body fat in preclinical models

Phynova's PYN22 is a lipid lowering compound in-licensed from China. Preliminary *in vitro* and *in vivo* experiments indicate that PYN22 reduces both blood lipids and percentage body fat. Data generated by Phynova's Chinese collaborators have been confirmed and extended by a group in the UK. They have shown that PYN22 reduces both insulin resistance and blood glucose levels in a similar manner to that seen with the oral antidiabetic rosiglitazone (GlaxoSmithKline's *Avandia*), one of the current standard

treatments for Type II diabetes, often associated with fatty liver disease. Data on blood lipids and liver fat in a specific *in vivo* model are pending. Phynova expects to commence clinical testing of PYN22 during 2007.

Obesity is associated with a number of metabolic disorders, including type II diabetes and fatty liver disease. Obesity is a huge and rapidly growing problem worldwide, with the fastest increase in Asia as populations already predisposed to Type II diabetes adopt a Western diet and life style. There are few effective treatments for obesity or for fatty liver disease.

- Ends -

For further information, please contact:

Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer

Abchurch Communications 020 7398 7700
Peter Laing/Martin Sutton/Stephanie Cuthbert

Nominated Adviser:
Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

Broker:
J M Finn & Co. Limited
Sam Smith 020 7628 9688

Notes to editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from traditional Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C will enter Phase II trials in the first half of this year. There are a further six products in preclinical development.

About Hepatitis C

Hepatitis C is a viral liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is clinically indistinguishable from the more common Hepatitis B but is usually transmitted by injections of illicit drugs, from blood transfusions or through exposure to blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 200 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity. The market for treatments for HCV is estimated to be US$9 billion by 2010.

About Dengue Fever

Dengue fever is a viral infection spread by insect bites. Dengue fever cases occur in similar geographical areas to malaria and the dengue virus, like malaria, is spread through the bite of mosquitoes. Infections produce a spectrum of clinical illness ranging from a mild fever to a severe and often fatal hemorrhagic disease, dengue haemorrhagic fever ("DHF"). Important risk factors for DHF include the strain of the infecting virus, as well as the age and prior dengue infection history of the patient. Dengue fever is endemic in most of Asia. There are around fifty million new cases of DHF annually, resulting in approximately 500,000 associated hospitalisations. Epidemiologists fear that the mosquito vector for dengue fever may spread to countries such as the United States. There is currently no vaccine against dengue fever and control has only been achieved by mosquito control measures.

For Immediate Release **17 April 2007**

Phynova Group PLC

("Phynova")

Directors Dealings: Exercise of Options

Phynova Group PLC (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, is pleased to announce that three Phynova Directors, Stephen Marshall (COO), Edward Blair (CSO) and Michael Martin (Non-Executive), have exercised £63,000 of share options granted as part of previous fund-raising packages. So far in 2007 Phynova has raised over £270,000 through the exercise of director share options.

Director	Number of Stock Options Exercised	Exercise Price per Share	Date of Exercise	Date of Issue and Allotment	Number of Shares Held after Exercise of Option	Percentage of Enlarged Issued Share Capital
Stephen Marshall	136,725	36.57p	15 April 2007	16 April 2007	1,340,240	6.86%
Michael Martin	27,345	36.57p	15 April 2007	16 April 2007	1,053,830	5.39%
Edward Blair	8,204	36.57p	15 April 2007	16 April 2007	8,204	0.04%

Robert Miller, Chief Executive of Phynova, said: "The continuing exercise of options and purchase of shares by my fellow directors demonstrates strong support for Phynova's business model and our progress to date."

On the same date, stock options over a further 526,335 Ordinary Shares of 1p each were also exercised by other shareholders and have now been allotted. Application has been made to the London Stock Exchange for the total of 698,609 Ordinary Shares to commence trading on AIM on 20 April 2007.

For further information, please contact:

Phynova Group PLC

Robert Miller, Chief Executive 01993 880 700

Abchurch Communications

Peter Laing / Martin Sutton / Stephanie Cuthbert 020 7398 7700

Nominated adviser:

Nabarro Wells & Co. Limited

Marc Cramsie/John Wilkes 020 7710 7400

Broker:

J M Finn & Co. Limited

Sam Smith 020 7628 9688

Notes to editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C will enter Phase II trials this year. There are a further six products in preclinical development. Phynova is co-developing a number of these products with its Chinese partners and collaborators, with a view to servicing potential pharmaceutical markets worldwide.

17 April 2007

Significant Shareholder Dealings

As part of the exercise of options over 698,609 Ordinary Shares ("New Ordinary Shares") announced today, Phynova confirms that one significant shareholder, INSA VC Limited, participated in the option exercise, participated in the option exercise, as indicated below:

Shareholder: INSA VC Limited
Number of Stock Options Exercised: 205,080
Exercise Price per Share: 36.57p
Date of Exercise: 15 April 2007
Date of Issue and Allotment: 16 April 2007
Number of Ordinary Shares Held after Exercise of Option: 806,244
Percentage of Enlarged Issued Share Capital: 4.13%

In addition, as a result of the allotment of the New Ordinary shares, the shareholdings of three further significant shareholders were reduced through a percentage point, to the holdings indicated in the table below:

Shareholder Number of Ordinary Shares Held after Exercise of Option Percentage of Enlarged Issued Share Capital
Charles Anderson 2,266,667 11.60%
Dr Graeme Spiers * 100,000 0.51%
Polymer Holdings Limited * 1,250,000 6.40%
William Doyle 1,724,307 8.83%
* Polymer Holdings Limited is under the control of Dr Graeme Spiers who has a combined interest of 6.91% of the Company's enlarged share capital

For further information, please contact:

Phynova Group PLC
Robert Miller, Chief Executive 01993 880 700

Abchurch Communications
Peter Laing/Martin Sutton/Stephanie Cuthbert 020 7398 7700

Nominated adviser:
Nabarro Wells & Co. Limited
Marc Cramsie/John Wilkes 020 7710 7400

Broker:
J M Finn & Co. Limited
Sam Smith 020 7628 9688

23 April 2007

Annual General Meeting 2007

Phynova Group PLC (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, held its Annual General Meeting at Phynova's offices in Long Hanborough on Friday 20 April. All resolutions were passed.

Chairman Karl Watkin MBE said: "Since Phynova's admission to AIM in February 2006, the Company has made excellent progress on several fronts. By the end of this year Phynova will have no less than three products in clinical development. Phynova was also encouraged that in November 2006 the US Food & Drug Administration ("FDA") approved the first Botanical Drug Product under its 2004 Guidance for Industry relating to this new class of licensed pharmaceuticals. This marks the start of what the Company expects to be a strong flow of future botanical drugs and demonstrates that the regulatory process is now fully functioning for this important category of medicines.

This first approval by the FDA of a new Botanical Drug Product and subsequent approval this year of Phynova's own clinical trial application for PYN17 gives the Company confidence that this emerging category of pharmaceuticals has a bright future. Phynova's own new drug candidates have made strong progress during the past year and the successful completion of the clinical trial process for any one of these could provide very substantial upside to the Company's valuation.

Pipeline

China has a long history of using botanical drugs. Phynova's strategy is to use the wealth of safety and efficacy data available for these drugs as a starting point or discovery engine for developing modern medicines.

PYN17, Phynova's lead candidate for the treatment of patients with chronic hepatitis C, received FDA approval in January for the start of its Phase IIa clinical trial in the USA. This strongly endorses Phynova's business model that botanical-derived products can be taken through the drug development and approval process in substantially less time than for conventional drugs and at a much lower cost. The trial will commence shortly at five US centres. Over 4 million Americans are currently believed to be infected with hepatitis C and three quarters of these will develop chronic liver disease in which the liver injury persists for a prolonged period, if not for life. PYN17 uniquely provides symptomatic relief for patients with liver inflammation, an area of significant unmet need because of the recognised toxicity of current antiviral treatments.

During 2006 Phynova in-licensed PYN22, a lipid lowering compound for the treatment of obesity and fatty liver. Preclinical data shows that PYN22 reduces both blood lipids and percentage body fat. Obesity is associated with a number of metabolic disorders, including Type II diabetes and fatty liver disease, and is a rapidly growing problem worldwide, with the fastest increase in Asia as its population adopts a Western diet and lifestyle. There are few effective treatments for obesity or for fatty liver disease. Phynova

expects to commence clinical testing of PYN22 by the end of 2007.

PYN9 is a product developed by Botanic Century for the treatment of post-operative ileus ("POI"), temporary bowel stasis that is a common consequence of abdominal surgery and often delays release from hospital. There are currently no approved treatments for POI, which affects to some degree up to 10 million surgical patients every year in the USA alone. PYN9 will commence clinical trials in China later this year. Following the recent withdrawal from late-stage development of a competing product for a related indication, opiate-induced ileus, Phynova believes that PYN9 is now one of only two products in trials for this distressing condition.

Phynova's PYN18 is an antiviral in development for hepatitis C. Phynova expects PYN18 to have a better benefit-to-risk ratio than existing treatments. Strategies for treating hepatitis C increasingly involve combinations of drugs and Phynova believes that PYN18 will be used alongside existing treatments to enhance their effectiveness. Phynova has also shown in vitro that PYN18 is active against dengue virus, the causative agent of Dengue Haemorrhagic Fever, a common and serious tropical disease that is endemic in much of Asia, and the Company will be pursuing this indication in addition to hepatitis C and other potential RNA virus targets.

Corporate Strategy
In September 2006 the Company acquired a 45% shareholding in Beijing-based drug development company, Botanic Century, which has already generated a number of development candidates such as PYN6 and PYN9. Phynova also set up a Hong Kong registered wholly-owned subsidiary, Phynova China Limited, as the commercial vehicle through which the Company will identify new opportunities and acquisitions in China. The Chinese pharmaceutical market is growing rapidly and is expected to become the world's fifth largest market by 2010.

Management
Since the end of 2006 Dr John Efthimiou has been appointed as Chief Medical Officer and Dr Tony Mills as Business Development Director. Both have excellent credentials. These appointments have substantially enhanced Phynova's senior executive team.

Finance
Phynova listed on the AIM market of the London Stock exchange in February 2006. In October 2006, Phynova successfully raised a further £2.5 million, bringing total funds raised in 2006 to over £6 million. With the Company's successful approach to minimising corporate overheads, this provides Phynova with sufficient funds to carry its clinical programmes well into 2008.

Board
My predecessor as Chairman, John Pool, guided the Company during the past two years. I am sure shareholders will join me in thanking him for his service and be pleased that he continues as a non-executive director. I would also like to thank Professor Mike Fowler who retired from the Board in December 2006.

Finally I would like to welcome all new shareholders who have invested in Phynova over the past year and thank existing stakeholders for their continued support."

23/04/2007

Press Release **May-2-2007**

Phynova Group plc

("Phynova" or"the Company")

Phynova Nominated for Prestigious UK Biotechnology Industry Award

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, is pleased to announce that it is the Oxfordshire BioScience Network's sole nominee for the award of 'UK Innovation in Drug Discovery and Development', Category 1 in 'UK Bioentrepreneur of the Year Awards 2007'. The awards are sponsored by UK Technology and Investment, a joint initiative of the UK's Department of Trade and Industry and the Foreign and the Commonwealth Office. The awards ceremony will take place at the Foreign and Commonwealth Office on July 4, 2007.

Robert Miller, Chief Executive of Phynova, commented: "This nomination recognises innovation and enterprise in the emerging technology-based life science business. We are delighted that the Oxfordshire BioScience Network has put Phynova forward for this prestigious award. The Company has achieved many milestones since our founding in 2002 and AIM listing in 2006. Our lead drug candidate, PYN17, is about to enter a Phase II clinical study in the US, for the treatment of chronic hepatitis C. We have also targeted two other drug candidates, in fatty liver disease and in post operative ileus, to start clinical studies this year. Our operations in the UK and China are based on a low cost operating model and we have developed our pipeline to date on a spend of less than £6 million. This nomination recognises our true entrepreneurship and we look forward to competing with other cutting edge companies for the award at the Commonwealth Office on July 4".

- Ends -

For further information, please contact:

Phynova Group PLC	07775 920 963
Robert Miller, Chief Executive Officer	
Abchurch Communications	020 7398 7700
Peter Laing/Martin Sutton/Stephanie Cuthbert	
Nominated Adviser:	
Nabarro Wells & Co. Limited	020 7710 7400
Marc Cramsie/John Wilkes	
Broker:	
J M Finn & Co. Limited	
Sam Smith	020 7628 9688

Notes to editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C will enter Phase II trials in the first half of this year. Two further products, in fatty liver disease and post operative ileus are targeted for entry to the clinic in 2007 and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a viral liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is clinically indistinguishable from the more common Hepatitis B but is usually transmitted by injections of illicit drugs, from blood transfusions or through exposure to blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 200 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity. The market for treatments for HCV is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments. A Phase II clinical trial of PYN17 in chronic hepatitis C patients begins this month in five US centres.

About Fatty Liver Disease and Phynova's PYN22

Obesity is a huge medical problem world wide, particularly in developed countries. One of the increasingly recognised complications of obesity is non-alcoholic fatty liver disease ("NAFLD"), which can lead to liver cirrhosis and hepatocellular carcinoma. Currently there is no specific treatment for NAFLD and there remains a high unmet

medical need. During 2006 Phynova in-licensed PYN22, a lipid lowering compound for the treatment of obesity and fatty liver. Preclinical data show that PYN22 reduces both blood lipids and percentage body fat. Data generated by Phynova's Chinese collaborators have been confirmed and extended by a group in the UK. They have shown that PYN22 reduces both insulin resistance and blood glucose levels in a similar manner to that seen with the oral antidiabetic rosiglitazone (GSK's *Avandia*), one of the current standard treatments for Type II diabetes, often associated with fatty liver disease. Data on blood lipids and liver fat in specific *in vivo* models are pending. Phynova expects to commence clinical testing of PYN22 during 2007.

About Post Operative Ileus and Phynova's PYN9

PYN9 is a product developed by Phynova's collaborators at Botanic Century, Beijing, for the treatment of post-operative ileus ("POI"), temporary bowel stasis that is a common consequence of abdominal surgery and often delays release from hospital. There are currently no approved treatments for POI, which affects to some degree up to 10 million surgical patients every year in the USA alone. PYN9 will commence clinical trials in China later this year. Following the recent withdrawal from late-stage development of a competing product for a related indication, opiate-induced ileus, Phynova believes that PYN9 is now one of only two products in trials for this distressing condition.

About the UK Biotechnology Entrepreneur Awards 2007

The Awards are sponsored by UK Technology and Investment ("UKTI"), a joint initiative of the UK's Department of Trade and Industry and the Foreign and the Commonwealth Office. Amongst the key drivers for the Awards are that they provide a unique high-profile showcasing occasion to celebrate UK strengths in biotech and allow inward investment to build activity around the event and profile the UK sector. Phynova has been nominated by its regional selection body, the Oxfordshire BioScience Network, for the Award of "UK Innovation in Drug Discovery & Development 2007".

Phynova will have the opportunity to present before the Awards judges, with other regional nominees, at the Awards ceremony to be held at the Commonwealth and Foreign Office on July 4, 2007. The Oxfordshire Bioscience Network represents life science companies in the Oxford region, the UK's second largest bioscience cluster, after Cambridge. There are around 118 biotech and healthcare companies in the Oxford

region. The Award was won by Domantis in 2006. Domantis went on to be acquired by GSK, later in 2006.

Press Release **XX May 2007**

Phynova Group plc

("Phynova" or "the Company")

Phynova Announces Launch of Chinese Language Website

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, is pleased to announce that the Company's Chinese language website is now live. The site is designed to enhance communications with Phynova's local partners and investors and demonstrates Phynova's commitment to the fast-growing Chinese pharmaceutical market.

Robert Miller, Chief Executive of Phynova, commented: "Phynova has a dual strategy. Our primary objective is to develop prescription pharmaceuticals based on traditional Chinese botanic medicines. To help source products for our expanding development pipeline, we have set up a local company, Phynova China Limited, and acquired a 45% stake in Botanic Century, a Beijing-based drug development company. We have also established a broad range of high-level contacts in China, within national and local government, the academic community and the domestic pharmaceutical industry. In our second initiative, we are capitalising on this established local presence to help western pharmaceutical companies to access the Chinese pharmaceutical market, already the world's ninth largest pharmaceutical market and expected to become the fifth largest by 2010. Our new Chinese website will be an important tool in this process."

- Ends -

For further information, please contact:

Phynova Group PLC 07775 920 963

Robert Miller, Chief Executive Officer

Abchurch Communications 020 7398 7700

Peter Laing/Martin Sutton/Stephanie Cuthbert

Nominated Adviser:

Nabarro Wells & Co. Limited 020 7710 7400

Marc Cramsie/John Wilkes

Broker:

J M Finn & Co. Limited 020 7628 9688

Sam Smith

Notes to editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C will enter Phase II trials in the first half of this year. Two further products, in fatty liver disease and post operative ileus are targeted for entry to the clinic in 2007 and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a viral liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is clinically indistinguishable from the more common Hepatitis B but is usually transmitted by injections of illicit drugs, from blood transfusions or through exposure to blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 200 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity. The market for treatments for HCV is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel

formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments. A Phase II clinical trial of PYN17 in chronic hepatitis C patients begins this month in five US centres.

About Fatty Liver Disease and Phynova's PYN22

Obesity is a huge medical problem world wide, particularly in developed countries. One of the increasingly recognised complications of obesity is non-alcoholic fatty liver disease ("NAFLD"), which can lead to liver cirrhosis and hepatocellular carcinoma. Currently there is no specific treatment for NAFLD and there remains a high unmet medical need. During 2006 Phynova in-licensed PYN22, a lipid lowering compound for the treatment of obesity and fatty liver. Preclinical data show that PYN22 reduces both blood lipids and percentage body fat. Data generated by Phynova's Chinese collaborators have been confirmed and extended by a group in the UK. They have shown that PYN22 reduces both insulin resistance and blood glucose levels in a similar manner to that seen with the oral antidiabetic rosiglitazone (GSK's *Avandia*), one of the current standard treatments for Type II diabetes, often associated with fatty liver disease. Data on blood lipids and liver fat in specific *in vivo* models are pending. Phynova expects to commence clinical testing of PYN22 during 2007.

About Post Operative Ileus and Phynova's PYN9

PYN9 is a product developed by Phynova's collaborators at Botanic Century, Beijing, for the treatment of post-operative ileus ("POI"), temporary bowel stasis that is a common consequence of abdominal surgery and often delays release from hospital. There are currently no approved treatments for POI, which affects to some degree up to 10 million surgical patients every year in the USA alone. PYN9 will commence clinical trials in China later this year. Following the recent withdrawal from late-stage development of a competing product for a related indication, opiate-induced ileus, Phynova believes that PYN9 is now one of only two products in trials for this distressing condition.

Press Release **29 May 2007**

Phynova Group plc

("Phynova" or "the Company")

Start of US Phase II Clinical Trial for Lead product PYN17

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, today announced the commencement of a Phase IIa clinical trial with PYN17 in the United States.

PYN17 is Phynova's lead candidate for the relief of inflammation and other symptoms suffered by patients with chronic hepatitis C infection. It is based on a novel formulation of highly purified extracts of four plants which individually have been used to treat liver diseases in Asia and Europe. There are no treatments currently available to effectively manage the debilitating disease symptoms suffered during chronic hepatitis C infection such as fatigue, muscle aches, anorexia and abdominal pain.

The randomised, double-blind, placebo–controlled study in five sites in the USA will evaluate safety and efficacy in 36 patients suffering with chronic hepatitis C, for whom approved treatments such as pegylated interferon and ribavirin have either failed or are not appropriate. Patients will be dosed over a period of a month and symptoms monitored using a recognized and well validated assortment of quality of life (QoL) scores and liver function tests to evaluate patient response and alleviation of disease symptoms. Preliminary safety and efficacy results will be available by the end of the year and are expected to confirm and extend promising observations already made with PYN17 in a physician sponsored (DDX) safety and efficacy study carried out in the UK.

Robert Miller, Managing Director of Phynova, commented: "This news represents the achievement of an important goal in the development of PYN17 and in the quest to find the first effective treatment for the debilitating symptoms suffered by chronic hepatitis C patients. Establishing clinical activities in the US, one of the world's largest prescription drug markets also represents a significant corporate milestone for Phynova."

- Ends -

For further information, please contact:

Phynova Group PLC	07775 920 963
Robert Miller, Chief Executive Officer	www.phynova.com
Nominated Adviser:	
Nabarro Wells & Co. Limited	020 7710 7400
Marc Cramsie/John Wilkes	
Broker:	
J M Finn & Co. Limited	020 7628 9688
Sam Smith	
Media enquiries:	
Abchurch Communications	020 7398 7700
Peter Laing/Ashley Tapp/Stephanie Cuthbert	
Stephanie.cuthbert@abchurch-group.com	www.abchurch-group.com

Notes to editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C will enter Phase II trials in the first half of this year. Two further products, in fatty liver disease and post operative ileus are targeted for entry to the clinic in 2007 and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients,

even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 200 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com

7 June 2007

Posting of Newsletter

Phynova Group PLC (AIM: PYN), a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and metabolic diseases and cancer, announces in accordance with AIM Rule 20 that it has today posted a newsletter to its Shareholders.

For further information, please contact:

Phynova Group PLC
07775 920 963

Robert Miller, Chief Executive Officer
www.phynova.com

Nominated Adviser:

Nabarro Wells & Co. Limited
020 7710 7400

Marc Cramsie/John Wilkes

Broker:

J M Finn & Co. Limited
020 7628 9688

Sam Smith

Media enquiries:

Abchurch Communications
020 7398 7700

Peter Laing/Ashley Tapp/Stephanie Cuthbert

Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

END

11 June 2007

Phynova Exhibits at the UK's Top Small and Mid Cap Private Investor Show

Phynova Group plc
("Phynova" or "the Company")

Phynova Exhibits at the UK's Top Small and Mid Cap Private Investor Show

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, today announces that it will be exhibiting on stand 32 at the Growth Company Investor Show 2007, the country's leading investment exhibition, on Wednesday 13 June at the Barbican Centre, Silk Street, London EC2Y 8DS.

The event is designed to showcase small- and mid-cap quoted companies to private and professional investors. Leading figures from the business and media worlds will be talking about their own experiences in the investment world.

Representing Phynova at the Barbican will be Robert Miller, Phynova's CEO, along with Tony Mills, Business Development Director, Sarah Wadham, Investor Relations, and Alice Lyon, Executive Assistant. Phynova's team will be ready to describe the progress in Phynova's drug development pipeline and to highlight the investment growth potential awaiting new investors.
- Ends -
For further information, please contact:
Phynova Group PLC 07775 920 963
Robert Miller, Chief Executive Officer www.phynova.com

Nominated Adviser:
Nabarro Wells & Co. Limited 020 7710 7400
Marc Cramsie/John Wilkes

Broker:
J M Finn & Co. Limited 020 7628 9688
Sam Smith

Media enquiries:
Abchurch Communications 020 7398 7700
Peter Laing/Ashley Tapp/Stephanie Cuthbert
Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

Notes to editors:

About Phynova
Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C will enter Phase II trials in the first half of this year. Two further products, in fatty liver disease and post operative ileus are targeted for entry to the clinic in 2007 and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17
Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 200 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

About the Growth Company Investor Show
The Growth Company investor Show provides an opportunity for investors and companies to meet face to face and the conference aims to attract up to 2,000 professional and private investors. Running alongside the show there will be a conference of seminars and speakers. The show is free to attend.

For further information please visit www.phynova.com;
www.GrowthCompanyInvestorShow.co.uk

11 June 2007

Notice of Results

Phynova Group plc
("Phynova" or "the Company")

Notice of Results

Phynova Group PLC (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, advises that it will be announcing its Interim Results for the six months ended 31 March 2007 on Thursday 28 June 2007.

Analyst presentations will be given by the Company's Management from 09:30 a.m. on Thursday 28 June 2007 at Abchurch Communications, 100 Cannon Street, London, EC4N 6EU.

- Ends -

For further information, please contact:

Phynova Group PLC

Robert Miller, Chief Executive
01993 880 700

Nominated adviser:

Nabarro Wells & Co. Limited

Marc Cramsie/John Wilkes
020 7710 7400

Broker:

J M Finn & Co. Limited

Sam Smith
020 7628 9688

Media enquiries

Abchurch Communications

Peter Laing/Ashley Tapp/Stephanie Cuthbert
020 7398 7700

Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

Note to editors

Phynova is a UK pharmaceutical company developing prescription drugs mainly derived from Chinese botanical medicines. The Company is focused on finding treatments for viral and metabolic diseases and cancer and has a strong, broad-based pipeline of potential drugs, with lead candidates for treating Hepatitis C, obesity and cancer

The Company was established in July 2002 to address unmet therapeutic needs in the West, developing drug candidates derived from botanical medicines that have already proven to be safe and effective over many years of clinical use in China. Phynova is pioneering medicines from single plants and from formulations of extracts from different plants, to obtain novel combinations which are rich or absent in given chemicals.

Phynova has five families of patents and patent applications. The Company files new patent applications to protect its drug candidates and when appropriate also applies for plant variety rights. A plant variety right confers 25 years of exclusivity from grant to the proprietor of a new variety."

Phynova works alongside Chinese researchers, government agencies and highly regarded research institutions in Europe and China. Phynova's management team is comprised of a number of scientists from China and major Western pharmaceutical companies, who collectively have many years of experience in both "big pharma" and the Chinese scientific community.

For more information please visit www.phynova.com

About botanical medicines
Plants are an important source for the discovery of novel pharmacologically-active compounds, with many of today's major drugs being derived directly or indirectly from plants. Examples include:
Aspirin, based on salicin, a compound obtained from the bark of the willow tree (Salix);
Taxol, a cancer drug derived from yew trees (Taxus);
Digoxin, a drug used to treat heart disease which is derived from foxgloves (Digitalis);
and Artemether, an anti-malaria drug derived from a Chinese medicinal herb (Artemisia).
In June 2004, the FDA issued the final version of the Guidance for Industry Botanical Drug Products which sets out the framework for a new category of licensed drugs. Under these guidelines, the process for approval of botanical drugs is now exactly the same as for conventional synthetic NCE pharmaceuticals.

END

13 June 2007

RECEIVED
2007 JUN 17 P 12:1?

Phynova hosts a Hepatitis C Morning

Phynova Group plc

("Phynova")

Phynova hosts a Hepatitis C Morning

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, yesterday hosted a Hepatitis C Morning in London. With over 170 million patients now infected with the hepatitis C virus worldwide, the event focused on the global healthcare challenge of hepatitis C, the epidemiology of the disease, currently marketed treatments and products in development that could reach the market over the next decade. The latter include Phynova's PYN17, now in Phase II trials in the USA. PYN17 is the only product currently in clinical development that is specifically aimed at treating the debilitating symptoms and liver inflammation seen in chronic hepatitis C.

The speakers at the event were:

Professor Graham Foster, Professor of Hepatology

Barts and the London, Queen Mary's School of Medicine & Dentistry

Dr Barbara Domayne-Hayman, Commercial Director, Arrow Therapeutics

Arrow Therapeutics is AstraZeneca's antiviral hub

Dr John Efthimiou, Chief Medical Officer

Phynova

Copies of the presentations can be obtained from Abchurch Communications.

- Ends -

For further information, please contact:

Phynova Group PLC
+44 (0) 1993 880700

Dr Tony Mills, Director of Business Development
www.phynova.com

Nominated Adviser:

Nabarro Wells & Co. Limited
+44 (0) 20 7710 7400

Marc Cramsie/Harry Stockdale

Broker:

J M Finn & Co. Limited
+44 (0) 20 7628 9688

Sam Smith

Media enquiries:

Abchurch Communications
+44 (0) 20 7398 7700

Peter Laing/Ashley Tapp/Stephanie Cuthbert

Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

Notes to Editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C is now in a Phase IIa trial in the US. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic in early 2008 and there are a further three products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com;

END

01 August 2007

Appointment of New Broker

Phynova Group plc

("Company")

Appointment of New Broker

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, announces the appointment of Evolution Securities China Limited as broker to the Company with effect from 1 August 2007.

- Ends -

For further information, please contact:

Phynova Group plc +44 (0) 1993 880700
Robert Miller, Chief Executive Officer
Stephen Marshall, Chief Operating Officer
Alan Brown, Finance Director www.phynova.com

Nominated Adviser:
Nabarro Wells & Co. Limited +44 (0) 20 7710 7400
Marc Cramsie/John Wilkes

Broker:
Evolution Securities China Limited +44 (0) 20 7220 4850
Barry Saint

Media enquiries:
Abchurch Communications +44 (0) 20 7398 7700
Peter Laing/Ashley Tapp/Stephanie Cuthbert
Stephanie.cuthbert@abchurch-group.com
www.abchurch-group.com

Notes to Editors:

About Phynova
Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C is now in a Phase IIa trial in the US. Two

further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic in early 2008 and there are a further three products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17
Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com

Press Release **13 August 2007**

Phynova Group plc

("Company")

Disclosure of information required by AIM Rule 26

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, announces that the information required by Rule 26 of the AIM Rules for Companies (February 2007) is available under the heading "AIM Rule 26" within the "Investors" section of the Company's website www.phynova.com.

- Ends -

For further information, please contact:

Phynova Group plc +44 (0) 1993 880700
Alan Brown, Finance Director www.phynova.com

Nominated Adviser:
Nabarro Wells & Co. Limited +44 (0) 20 7710 7400
Marc Cramsie/John Wilkes

Broker:
Evolution Securities China Limited +44 (0) 20 7220 4878
Barry Saint

Media enquiries:
Abchurch Communications +44 (0) 20 7398 7711
Ashley Tapp
ashley.tapp@abchurch-group.com www.abchurch-group.com

Notes to Editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and

cancer. Phynova's lead product for hepatitis C is now in a Phase IIa trial in the US. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic in early 2008 and there are a further three products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com

For Immediate Release **12 September 2007**

Phynova Group plc

("Phynova")

Phynova announces completion of patient enrollment for Phase I/II clinical trial of PYN17 in chronic hepatitis C

Phynova Group plc (AIM: PYN), the developer of prescription pharmaceuticals derived from Chinese botanical medicines, today announces that it has completed patient enrollment for its ongoing Phase I/II clinical trial of PYN17 in five hepatology centres in the USA. PYN17 is the only product currently in clinical development that is specifically aimed at treating the debilitating symptoms and impaired health related quality of life and liver inflammation in chronic hepatitis C. The double-blind trial, which commenced on 29 May 2007, has enrolled 39 patients as planned, randomised to treatment with either PYN17 or placebo and no serious adverse events have been reported to date.

Robert Miller, Phynova's CEO, said "The completion of enrollment for this Phase I/II safety study of our lead clinical candidate marks an important landmark for Phynova. We have enrolled on time and results so far have shown that PYN17 has been well tolerated, with no serious adverse events. Dosing in this study should be completed by mid September, with interim clinical results available later this quarter. We look forward to working with the US Food & Drug Administration (FDA) at that time, as planned, to work towards commencing a Phase IIb study early in 2008."

- Ends -

For further information, please contact:

Phynova Group PLC	+44 (0) 1993 880700
Robert Miller, Chief Executive Officer	www.phynova.com
Nominated Adviser:	
Nabarro Wells & Co. Limited	+44 (0) 20 7710 7400
Marc Cramsie/Harry Stockdale	

Broker:

Evolution Securities China Limited +44 (0) 20 7220 4878

Barry Saint

Media enquiries:

Abchurch Communications +44 (0) 20 7398 7700

Peter Laing/Ashley Tapp/Stephanie Cuthbert

Stephanie.cuthbert@abchurch-group.com www.abchurch-group.com

Notes to Editors:

About Phynova

Phynova is a UK company developing prescription pharmaceuticals derived from Chinese botanical medicines. Phynova is focused on viral and metabolic diseases and cancer. Phynova's lead product for hepatitis C is now in a Phase I/II trial in the US and the Phase IIb trial is scheduled to commence in early 2008. Two further products, for fatty liver disease and post-operative ileus, are targeted for entry to the clinic over the next six months and there are a further four products in preclinical development.

About Hepatitis C and Phynova's clinical candidate PYN17

Hepatitis C is a liver disease caused by the hepatitis C virus ("HCV"). Hepatitis C is usually transmitted by injections of illicit drugs, or through exposure to contaminated blood or blood products. Symptoms include fatigue, abdominal discomfort or tenderness, muscle and joint pain, nausea and loss of appetite. Symptoms may persist in patients, even after viral clearance following interferon-ribavirin therapy. Chronic hepatitis C can result in cirrhosis of the liver, which can lead to liver failure and other serious complications, and liver cancer.

Hepatitis C affects over 170 million people world wide, including over four million people in the US. Currently available treatments with pegylated interferon and ribavirin are only effective in approximately 50% of patients treated, often with significant associated toxicity and side effects. The market for treatments for hepatitis C is estimated to be US$9 billion by 2010.

Phynova believes that PYN17 is the only drug in clinical development specifically designed to treat the debilitating symptoms of chronic hepatitis C. It is based on a novel formulation of four plant extracts that have a long history of safe and efficacious use in the treatment of liver ailments in Asia and the West.

For further information please visit www.phynova.com;

Board Changes

For immediate release 14 December 2006

PHYNOVA GROUP PLC

Board Changes

Phynova Group PLC ("Phynova" or the "Group") (AIM: PYN), a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and metabolic diseases and cancer, announces the appointment of Karl E Watkin MBE as a non-executive director and the retirement of Professor Michael Fowler PhD with immediate effect.

As a serial entrepreneur, Karl Watkin has extensive public company experience and over 20 years experience working in China, a market critical to Phynova's business strategy. He is the founder and current chairman of D1 Oils plc, a UK-based global producer of biodiesel and received an MBE for his services to UK exports in 1993. In addition, Karl has gained healthcare experience via Dermasalve Sciences plc, a developer of retail dermatology products, which he created in 2004, floated in January 2006 and currently serves as a non-executive director. His other non-executive directorships include China Goldmines plc, a gold resource company with a direct interest in a gold mining project in the province of Hunan China.

Professor Fowler has served on Phynova's Board as a non-executive director since the Company's founding and has contributed considerably to its success and development to date. Whilst retiring from the Board, he will continue as a key consultant to Phynova in his capacity as scientific adviser and as chairman of the Company's Scientific Advisory Panel.

The following information is given in respect of Karl Watkin as required by Schedule 2 paragraph (g) of the AIM rules.

Current Directorships
Burgham Park Developments Limited
Burgham Park Option Company Limited
China Copper Mines Limited
China Goldmines plc
China Molybdenum Limited
D1 (UK) Limited
D1 Oils Plc
Dermasalve Limited
DMW Research Limited
Drivepatch Limited
Global Diamond Mines Limited

Green Atlantic Partners Limited
Hoodco 550 Limited
Keel Haul Limited
MGS Development

14/12/2006

Phynova FDA Approval

PHYNOVA GROUP PLC
("Phynova" or the "Group")

Phynova obtains FDA approval of its IND to enter into a clinical trial of PYN17 for the treatment of chronic hepatitis C

Phynova Group PLC (AIM: PYN), a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and metabolic diseases and cancer, is pleased to announce that its first drug candidate will shortly enter into clinical trials in the US.

The Group has received approval from the US Food and Drug Administration (FDA) for an Investigational New Drug (IND) application in respect of its lead drug candidate PYN17, to proceed to the clinical trial phase. This trial will evaluate 40 patients in the USA with chronic hepatitis C (CHC).

Phynova's trial is expected to begin in Q2 2007 and will investigate the effect of PYN17 on safety and efficacy parameters. These include the key symptoms associated with CHC such as fatigue, poor concentration and abdominal pain leading to a marked deterioration in an individual's quality of life. There are no treatments currently available to effectively manage these disease symptoms.

PYN17 is a botanical drug derived from Chinese medicinal plants with a long history of safe use in humans.

Hepatitis C is a major viral disease with over 200 million sufferers worldwide including over four million in the USA.

Phynova's drug pipeline includes PYN18, an anti-viral drug for the treatment of hepatitis C and PYN22, an anti-obesity drug. In both cases patents have been filed to support these drug programmes.

Robert Miller, the CEO of Phynova said "This is a major milestone for us, validating our business model to shorten the time it takes to progress new drug candidates into human trials by developing products derived from Chinese medicines which have a long history of use in humans. The US is the largest pharmaceutical market in the world and this approval sets us on the path to targeting that market."

ENDS

For further information, please contact:

Phynova Group PLC
Robert Miller, Chief Executive 01865 784880

Buchanan Communications
Diane Stewart/ Tim Anderson 020 7466 5000

Nabarro Wells & Co. Limited
Marc Cramsie 020 7710 7400

Notes to Editors

Phynova

Phynova was founded in July of 2002 to develop drugs that satisfy unmet therapeutic needs in areas such as: infectious disease, metabolic disease and cancer. The Company's headquarters are located in the Long Hanborough near Oxford and it has a laboratory at Warwick Horticultural Research Institute.

Phynova is developing Drug Candidates which are mainly derived from botanical medicines and have proved effective and safe in clinical use in China. The Chinese have been using botanical medicines for thousands of years and over that time have built up a wealth of knowledge and expertise in the medicinal use of plants. In a number of areas these medicines are used in China in circumstances where there is an unmet therapeutic need in the West. Since all of Phynova's Drug Candidates are derived from plants, its drugs will be produced from sustainable resources.

08/01/2007

Maiden Preliminary Results for the year ended 30 September 2006

For Immediate Release 29 January 2007

PHYNOVA GROUP PLC
Maiden Preliminary Results
for the year ended 30 September 2006

PHYNOVA GROUP PLC ("Phynova" or "the Company", AIM: PYN), a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and metabolic diseases and cancer is pleased to announce its maiden preliminary results for the year ended 30 September 2006.

Highlights

- Listed on AIM in February 2006
- Raised £3.6 million in February 2006 and a further £2.5 million in October 2006, before issue costs
- Post year end, received approval from the FDA to conduct its first clinical trial in the US for PYN17 (symptomatic relief for patients with chronic hepatitis C), proving Phynova´s business model to advance new drugs into human trials at significantly less cost and time than conventional drugs
- Licensed-in PYN22 (treatment of obesity and fatty liver disease) and PYN6 (anti-bacterial) in November 2006
- Completed the acquisition of a 45% stake in Botanic Century (Beijing) Ltd post year end, to increase botanical drug development expertise in Western and Chinese drug markets
- Established Phynova China and recruited Dr Ren Dequen, former Deputy Director SFDA (Chinese drug regulator), as Co-Chairman
- Recruited Karl Watkin to the board of directors in December 2006, an entrepreneur specialising in the development of emerging markets and technologies with 25+ years experience in China, and as new chairman with effect from today
- Filed patents for PYN18 (anti-viral for hepatitis C virus) and PYN22
- Net cash of £2.0 million at 30 September 2006 plus £2.5 million (net of issue costs) raised after the year end, enabling development of drug pipeline into 2008

Robert Miller, CEO of Phynova commented : "All major drug manufacturers have key products that are nearing the end of their patent lives, with pipeline candidates in short supply. The industry is looking to smaller life science companies to provide the drugs of the future. The acceptance of our IND by the FDA in January 2007 is a major milestone and further confirmation of the Phynova model to get new drugs into clinical trials in substantially less time than for conventional drugs and at a much lower cost.

As a British drug development company with operations in the UK and China, Phynova is well positioned to take advantage of its expertise in the development of botanical drugs and deliver them into markets throughout the world."

For further details, please contact:
Today on:
Phynova Group PLC Robert Miller , CEO +44 (0)1993 880 700
Buchanan Communications Diane Stewart/ Tim Anderson +44 (0)20 7466 5000
Nabarro Wells & Co. Limited Marc Cramsie +44 (0)20 7710 7400

Chairman's Statement

It is a privilege to have been asked to become Chairman of Phynova. I have followed the business for some time and am very excited about the opportunities ahead of us, particularly those within China, where I have extensive experience.

I would like to start my first Chairman's Statement by welcoming all new shareholders who have invested in Phynova over the past year and by thanking all existing stakeholders for their continued support.

Phynova has achieved several key milestones this year, pursuing its aim to become a leading developer of pharmaceuticals derived from Chinese botanical drugs for the treatment of viral and metabolic diseases and cancer. These illnesses are growing in prevalence worldwide and there is a large unmet clinical need. Phynova plans to be well positioned to address this need.

Drug Development Programme

Significant progress has been made over the past year with PYN17, Phynova's lead candidate for the treatment of patients with chronic hepatitis C. The recent acceptance by the FDA (US Food and Drug Administration) of our IND (Investigational New Drug) application to commence a clinical trial strongly endorses Phynova's business model to take products through the drug development process in substantially less time than for conventional drugs and at a much lower cost.

PYN18, Phynova's novel antiviral treatment for the hepatitis C virus, continues to perform well within its pre-clinical programme.

The in-licensing during 2006 of PYN22, for the treatment of obesity and fatty liver and PYN6, a novel antibacterial drug represent the achievement of further key milestones. Based on encouraging preclinical data, a Phase I/IIa clinical trial for PYN22 is anticipated to start during 2007.

Further in-licensing opportunities have been identified in China and are being evaluated.

Finance

Phynova listed on the AIM market of the London Stock Exchange in February 2006. This was a major step in assuring the Company's financial stability and future success. In October 2006, despite difficult market conditions, Phynova successfully raised a further £2.5 million, bringing the total funds raised in the 2006 calendar year to £6.1 million. We have received strong support from our investors over the last year and have sufficient

funds to carry out our development programme into 2008.

Operations

In addition to making good progress in our drug development portfolio, we established Phynova China, agreed to acquire a 45% shareholding in Beijing-based drug development Company, Botanic Century (completed in November 2006) and strengthened our scientific and management teams. This has all been achieved within a strong financial control regime.

Phynova China Limited, a Hong Kong-registered wholly-owned subsidiary, was established in 2006 to act as the commercial vehicle through which Phynova will identify new opportunities and acquisitions in China. I am very pleased that Dr. Ren Dequan, formally Deputy Director of the China's drug regulatory agency the SFDA, and William Doyle, one of Phynova's founders, have agreed to serve as co-Chairmen of Phynova China Limited. The Company is very fortunate to have the benefit of their long experience in the Chinese pharmaceutical industry.

Botanic Century significantly enhances Phynova's R&D capabilities and scientific resources, with its technical expertise, analytical facilities and drug development capability in China.

Phynova operates with a low cost base resulting in a high level of operational effectiveness at minimal cost. As the business has developed, we have taken the opportunity to strengthen our core operational team, while continuing to outsource high cost, low volume services.

Board Changes

I would like to thank my predecessor, John Pool, for guiding the Company during the past two years and I am pleased to confirm that he will continue to serve on the Board as a non-executive Director.

I would also like to thank Professor Mike Fowler who, having served the Company for many years, retired from the Board in December 2006. I am pleased that he will continue to serve as a scientific advisor to Phynova.

Vision

Developments in 2006 have reinforced the Directors' opinion that the market for pharmaceuticals derived from medicinal plants and developed at relatively low cost is one with enormous potential. The Chinese market is proving particularly interesting. It is the intention of the directors to take full advantage of Phynova's strength in this field and the emerging Chinese market in the coming year.

Karl Watkin MBE
Chairman

Chief Executive's Review

It gives me great pleasure to present this year's Chief Executive's Review. In 2006, we made significant advances within Phynova's business and have put in place resources that will help to ensure its success into the future.

In February, Phynova was floated on the AIM market of the London Stock Exchange. Our lead drug candidate, PYN17, a treatment to relieve the debilitating symptoms of chronic hepatitis C infection, advanced along its development path at a great pace with the granting of a patent in the middle of the year, followed in January 2007 by the acceptance of our IND (Investigational New Drug) application by the FDA (US Food and Drug Administration) to conduct a clinical trial in the USA.

Key new drug candidates PYN6, for bacterial infections, and PYN22, for obesity-and associated fatty liver disease, were licensed in from China (PYN 6 post year-end) and patent applications were submitted for PYN18, for the treatment of hepatitis C and PYN22.

Towards the end of the year, Phynova continued to implement its strategy to develop closer links with China by the establishment of Phynova China and the post year end acquisition of a stake in Beijing based Botanic Century.

Drug Development Programme

During the past year, our development program has progressed as follows:

- PYN17 (Predicted Market Size by 2010 : US$9.0bn+) - our lead candidate for the treatment of the symptoms of chronic hepatitis C received its first patent in July 2006. As previously announced, the FDA has recently accepted Phynova's IND application and our first clinical trial in the US is due to begin by mid-2007.
- PYN18 (Predicted Market Size by 2010 : US$9.0bn+) - is a potential antiviral candidate for the treatment of the hepatitis C virus. PYN18 is a novel discovery made by the Company's scientists and to date has shown very good activity in hepatitis C virus replication screening tests.
- PYN22 (Predicted Market Size by 2010 : US$2.0bn+) - is a potential treatment for obesity and associated Non-Alcoholic Fatty Liver Disease (NAFLD). Based on encouraging pre-clinical data we anticipate commencing a Phase I/IIa clinical trial by the end of 2007.
- PYN6 (Predicted Market Size by 2010 : US$44.0bn+) - is a novel antibacterial in-licensed from Botanic Century. Laboratory studies have demonstrated specific antibacterial properties against a number of important human pathogens providing the opportunity to treat a number of common life threatening infections.
- PYN5 (Predicted Market Size by 2010 : US$7.0bn+) - is based on a widely used treatment in China for flu and respiratory illness. We are in the process of evaluating the potential role of this well tried agent in viral and bacterial infections of the respiratory tract.
- PYN7 (Predicted Market Size by 2010 : US$60.0bn+) - is an anti-cancer drug candidate, which has shown good pre-clinical activity against a range of cancers. This program is benefiting from the Company's collaboration with the Institute of Cancer Studies at the University of Birmingham.

Other Product Opportunities

One of the benefits of our recently established relationship with Botanic Century is that Phynova now has access to a number of potential new drug candidates. Botanic Century's lead candidate is a drug for the treatment of post-operative ileus (a common cause of bowel obstruction). Chinese regulatory approval to market this product is expected in the next two years. Phynova is currently investigating the opportunity to introduce this product to markets outside China.

As a result of Phynova's increased market profile, interesting new drug development opportunities are being offered to the Company. These opportunities are being assessed with a view to potential collaborations, in-licensing or acquisitions.

Finance

The AIM flotation in February was successful in raising £3.6 million and in October 2006 we raised a further £2.5 million in conditions described by the City as 'difficult for AIM listed companies'. We are reassured by this confidence shown by the financial community for our business model.

The Company's cash balance will enable the business to fulfil its current development programme into 2008.

Over the next twelve months it is our intention to attract further institutional interest in Phynova and develop greater liquidity in its shares.

China/ Business Development and Acquisitions

Phynova's position in China has been strengthened by the establishment of Phynova China during the year and the acquisition of 45% of Botanic Century in November 2006. China is the world's 9th largest pharmaceutical market and in three years time it is predicted to become the 5th largest. We believe that Phynova is now well positioned to take advantage of the growth potential of the Chinese pharmaceutical market.

Phynova China was set up to give a formal structure to the Company's China strategy. We are fortunate to have the benefit of Dr Ren Dequan in his role as Phynova China's co-Chairman to advise us on key partnerships and potential acquisition targets. We expect to further strengthen the Phynova China Board in 2007.

The acquisition of a shareholding in Botanic Century gives the Company access to highly qualified scientists and analytical services at a fraction of the cost of similar resources in the West. In addition, Botanic Century's drug pipeline is available to Phynova to exploit outside China. We look forward to sharing the revenues generated through Botanic Century's growth over the coming years.

Operations

A key part of Phynova's success over the past year has been its ability to operate with low fixed overheads. This involves working with high quality advisors and employing experienced consultants to undertake highly technical operations that represent high value, but low volume activities. As the Company grows, we will closely review this strategy and will recruit additional staff to fill key positions where they are shown to be economically viable.

Board

I would like to take this opportunity of thanking all the members of the Board not only

for their support, but also their drive and vision. As the result of the retirement of Professor Mike Fowler in December 2006 we were very pleased to be able to appoint Karl Watkin MBE to the Board and latterly as the Company's new Chairman.
Karl has considerable experience in both the City and China where he has had an active and constant presence for more than 25 years. He has several major business interests in China and is currently leading a multi-party initiative, Going Global, to transform Chinese companies corporate governance capabilities prior to listing on UK stock markets. I believe that Phynova will benefit from Karl's extensive experience in growing early stage public companies.
I'd like to thank John Pool very much for his contribution over the past years as Chairman of Phynova. John has provided a steady hand and manoeuvred us expertly through the intricacies of Corporate Governance during our inaugural year on AIM. I'm pleased that John has agreed to remain on the Board for a period as a non-executive Director.

Outlook
All major drug manufacturers have key products that are nearing the end of their patent lives, with pipeline candidates in short supply. The industry is looking to smaller life science companies to provide the drugs of the future. The acceptance of our IND by the FDA in January 2007 is a major milestone and further confirmation of the Phynova model to get new drugs into clinical trials in substantially less time than for conventional drugs and at a much lower cost. As a British drug development company with operations in the UK and China, Phynova is well positioned to take advantage of its expertise in the development of botanical drugs and deliver them into markets throughout the world. By building on the strong foundations laid down over the last twelve months, I intend to continue to focus on maximising Phynova's business potential and adding shareholder value.

Finally, I'd like to take this opportunity to thank all stakeholders for their support over the past year and I look forward to another strong year for Phynova in 2007.

Robert Miller
Chief Executive

30/01/2007

123

Notice of increase in nominal capital

Company Name: PHYNOVA GROUP PUBLIC LIMITED COMPANY
Company Number: 05202283

This is a summary of the information submitted to Companies House on . This document does not indicate that the submission has been successful. You will receive ***separate*** *notification when the submission has been accepted or rejected.*

Resolution Dated:	20/04/2007
Currency:	GBP
Nominal capital has been increased by:	150000
Beyond the registered capital of:	350000
Meeting Type:	Annual

Address:

PHYNOVA HOUSE, 16 FENLOCK COURT
Blenheim Office Park
Long Hanborough
WITNEY
Oxfordshire
OX29 8LN
United Kingdom

Resolution Type:	Ordinary
Total Shares Issued:	15000000
Value:	

Company No: 05202283

The Companies Act 1985

Public Company Limited by Shares

Resolutions

of

PHYNOVA GROUP PLC

("Company")

(passed on 28 March 2006)

At the **annual general meeting** of the Company duly convened and held at 48 Charles Street, London W1J 5EN on 28 March 2006 at 2:00 p.m. the following resolutions were passed, of which resolution 1 was passed as an **ordinary resolution** and resolution 2 was passed as a **special resolution** of the Company:

Ordinary Resolution

1. That in substitution for all existing authorities the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the **Act**) to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of the authorised unissued share capital on 22nd December 2005 (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the next annual general meeting of the Company following the date of passing of this resolution but so that the Company may make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement.

Special Resolution

2. That in substitution for all existing authorities, the directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority conferred by resolution 1 above as if section 89(1) of the Act did not apply to the allotment. This power is limited to:-

    (i) the allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company made in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient:

(A) to deal with equity securities representing fractional entitlements; and

(B) to deal with legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(ii) the allotment of shares pursuant to the exercise of any options granted by the Company at the date of this resolution; and

(iii) the allotment of equity securities for cash up to an aggregate nominal amount of £150,000 and such power expires at the conclusion of the next annual general meeting of the Company following the passing of this resolution but so that the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this authority and the directors may allot equity securities in pursuance of that offer or agreement.

Chairman

Company No: 05202283

The Companies Act 1985

Public Company Limited by Shares

Resolutions

of

PHYNOVA GROUP PLC

("Company")

(passed on 20 April 2007)

At the **annual general meeting** of the Company duly convened and held at Phynova House, 16 Blenheim Office Park, Long Hanborough, Oxon OX29 8LN on 20 April 2007 at 12.00 p.m. the following resolutions were passed, of which resolutions 1 and 2 were passed as **ordinary resolutions** and resolution 3 was passed as a **special resolution** of the Company:

Ordinary Resolutions

1. That the authorised share capital of the Company be increased from £350,000 to £500,000 by the creation of 15,000,000 ordinary shares of 1 pence each ranking pari passu in all respects with the existing ordinary shares of 1 pence each in the share capital of the Company.

2. That the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the **"Act"**) to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) provided that:

    (a) the authority shall be in substitution for any equivalent authority which may have been given to the directors prior to the date of the passing of this resolution;

    (b) the authority shall be limited to relevant securities up to an aggregate nominal amount of the authorised unissued share capital following the passing of resolution 4 above; and

    (c) unless previously revoked, varied or extended by the Company, this authority shall expire on the earlier of the conclusion of the next annual general meeting of the Company and the date falling 15 months after the date of the passing of this resolution 5 except that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.

Special Resolution

3. That subject to the passing of the previous resolution the directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) wholly for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to such allotment, provided that the power conferred by this resolution 6 shall be limited to:

(a) the allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company made in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient to deal with equity securities representing fractional entitlements; and to deal with legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory;

(b) the allotment of equity securities pursuant to the exercise of any options granted by the Company at the date of this resolution 6; and

(c) the allotment (other than within the authority conferred in sub-paragraphs (a) and (b) above), of equity securities for cash up to an aggregate nominal amount of £150,000; and

this authority shall expire on the earlier of the conclusion of the next annual general meeting of the Company and the date falling 15 months after the date of the passing of this resolution 6 (when the general authority under resolution 5 shall expire) except that the Company may before the expiry of this power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if this power had not expired.

Chairman

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 05202283

Company name in full PHYNOVA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	652080		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	36 57P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

FRIDAY
A36 *A6MJYOOV* 334
13/04/2007
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 652,080
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *Alan A [signature]* Date *11th April 2007*

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Tel
DX number DX exchange

Run Date: 29-MAR-2007 03:43PM
Ref: RS2802 V4.1e

Return of Allotment

Company Code: N54P

PHYNOVA GROUP PLC

Registration Number 05202283 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 19-FEB-2007

Name and Address of Shareholder		Holding
MR WILLIAM DOYLE	MASSERIA DELLA CORTE VIA SALVEMINI S N VINCINO CALVARIO 73030 DEPRESSA DI TRICASE (LE) ITALY	10,000
MR STEPHEN MARSHALL	2 CALCOTT MEADOW SOUTHAM WARWICKSHIRE CV47 1ND	410,120
MR MICHAEL MARTIN	25 FORDINGTON ROAD LONDON N6 4TD	150,000
MR NORMAN PRICE	3 HALFSHIRE LANE BLAKEDOWN KIDDERMINSTER WORCS DY10 3LB	54,680
MS SARAH WADHAM	12 BRADBOURNE STREET LONDON SW6 3TE	27,280

Run Date: 29-MAR-2007 03:43PM
Ref: RS2802 V4.1e

Return of Allotment

PHYNOVA GROUP PLC

Company Code: N549

Registration Number 05202283

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 19-FEB-2007

Total Number of Shareholder Accounts printed	5
Total holding for Return of Allotment	652,080

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT	2230	652,080
		652,080

Return of Allotment

Company Code: N54P

PHYNOVA GROUP PLC

Registration Number 05202283

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 19-FEB-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01

Registration Date 19-FEB-2007 to 19-FEB-2007

Sortkey Start
Sortkey End

Transaction Code
ALT

Posting Type
2230

Batch 000087

Companies House

— *for the record* —

123(ef)

Notice of increase in nominal capital

Received for filing in Electronic Format on the: **05/12/2007**

X3BD9V80

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

Gives notice in accordance with section 123 of the above act that by resolution of the company dated **20/04/2007** *the nominal capital of the company has been increased by* **150000 GBP** *beyond the registered capital of* **350000 GBP**

The conditions (e.g. Voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

RANKING PARI PASSU WITH THE EXISTING ORDINARY SHARES OF £0.01 EACH

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **05/12/2007** *Authenticated:* **Yes (E/W)**

ORDINARY RESOLUTION

Received for filing in Electronic Format on the: **05/12/2007**

X3BD9V80

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

At A(n) **ANNUAL GENERAL MEETING** *of the above company duly convened and held at:*

PHYNOVA HOUSE, 16 FENLOCK COURT
BLENHEIM OFFICE PARK
LONG HANBOROUGH
WITNEY
OXFORDSHIRE
UNITED KINGDOM
OX29 8LN

The following **ORDINARY RESOLUTION** *was duly passed:* **20/04/2007**

The authorised share capital of the company increased to:

Amount:	**500000 GBP**
Number of shares:	**15000000**
Value of each share:	**.01 GBP**

Companies House
for the record

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5202283

Company Name in full PHYNOVA GROUP PLC

	Day	Month	Year
Date of termination of appointment	14	12	2006

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title PROFESSOR *Honours etc

Forename(s) MICHAEL WILLIAM

Surname FOWLER

	Day	Month	Year
†Date of Birth	06	04	1944

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 14/12/2006

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 05202283

Company name in full: PHYNOVA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	04	05
Month	10	10
Year	2006	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,385,999		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	75p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be *treated as paid up*			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

M

COMPANIES HOUSE 20/10/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

09/2005

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
J M Finn Nominees Limited		
Address		
Salisbury House, London Wall,	Ordinary	3,385,999
London		
UK Postcode E C 2 M 5 T A		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/10/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alan Brown, Phynova Group Plc,
Phynova House, 16 Blenheim Office
Park, Long Hanborough OX29 8LN Tel 01993 880 730
DX number DX exchange

Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5202283

Company Name in full PHYNOVA GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	14	12	2006	†Date of Birth	16	02	1956

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc MBE

Forename(s) KARL

Surname WATKIN

Previous Forename(s) Previous Surname(s)

†† Usual residential address GHYLLHEUGH, LONGHORSLEY

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town MORPETH Postcode NE65 8RF

County / Region NORTHUMBERLAND Country ENGLAND

†Nationality BRITISH †Business occupation DIRECTOR

†Other directorships (additional space overleaf)

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 14/12/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 14/12/2006

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ALAN BROWN
PHYNOVA HOUSE, 16 BLENHEIM OFFICE PARK,
LONG HANBOROUGH Tel 01993 880700
DX number DX exchange

WEDNESDAY A21 28/02/2007 288 COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number : 5202283

Current Directorships

Burgham Park Developments Limited
Burgham Park Option Company Limited
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China Molybdenum Limited
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DMW Research Limited
Drivepatch Limited
Global Diamond Mines Limited
Green Atlantic Partners Limited
Hoodco 550 Limited
Keel Haul Limited
MGS Development Company Limited
Pacelong Limited
Pre-Xipo Limited
Redcliffe Holdings Limited
Redcliffe Limited
Securex Displays Limited
Stakeshare Limited
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UK Yachts Limited
ZTE (UK) Limited

Previous Directorships within the last 5 years

New Zealand Gas Resources Limited
Tyne Theatre & Opera House Limited
Globalpoint Technologies Limited
Sovereign Strategy Limited
Autologic Data Systems Limited
Global Networx Solutions Limited
Global Trade Group Limited
ZTE Limited
Red Comm Limited
D2Eau Limited
Paul Eveleigh Limited

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 05202283

Company name in full PHYNOVA GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	698609		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

MONDAY
A19 21/05/2007 62
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	698,609
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 3

Signed Alan A Brown Date 17/5/2007

A ~~director/~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Alan Brown, Phynova Group Plc,
16 Blenheim Office Park, Long Hanborough
Oxon, OX29 8LN Tel 01993 880700
DX number DX exchange

Run Date: 16-MAY-2007 02:10PM
Ref: RS2802 V4.1e

Return of Allotment

Company Code: N34P

PHYNOVA GROUP PLC

Registration Number 05202283 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 16-APR-2007

Name and Address of Shareholder		Holding
MR EDWARD BLAIR	TOPFIELD HOUSE ERMINE STREET CAXTON CAMBRIDGE JE3 8LA	8,204
MR MICHAEL ELLIOT	20 MILLINGTON ROAD CAMBRIDGE CB3 9HP	27,360
MR JOHN VICTOR HECHT	21 BRUETON AVENUE SOLIHULL WEST MIDLANDS B91 3EN	15,000
INSA VC LIMITED	89C FAR GOSFORD STREET COVENTRY CV1 5EA	205,080
MR STEPHEN MARSHALL	2 CALCOTT MEADOW SOUTHAM WARWICKSHIRE CV47 1ND	136,725
MR MICHAEL MARTIN	25 FORDINGTON ROAD LONDON N6 4TD	27,345
MR DOMINIC SCHILLER	106 BIRKENHEAD ROAD MEOLS WIRRAL CH47 0LE	27,350
STRATAGEM IPM LIMITED	THE OLD RECTORY NEDGING TYE IPSWICH IP7 7HQ	27,345
MS SARAH WADHAM	12 BRADBOURNE STREET LONDON SW6 3TE	19,160
MR BARNETT WISE	WHETSTED FARM FIVE OAK GREEN TONBRIDGE KENT TN12 6SU	95,680
MR RICHARD YOUNGMAN	DIRA BARTON EAST VILLAGE CREDITON DEVON EX17 4BZ	109,360

Return of Allotment

Company Code: N54P

PHYNOVA GROUP PLC

Registration Number 05202283 ORDINARY SHARES OF 1P EACH FULLY PAID issued on 16-APR-2007

Total Number of Shareholder Accounts printed	11
Total holding for Return of Allotment	698,609

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT ALLOTMENT OF SHARES	2230 NEW SHARES ALLOTMENT	698,609
		698,609.

Company Code: N54P

Return of Allotment

PHYNOVA GROUP PLC

Registration Number 05202283

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 16-APR-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   01 ORD 1P

Registration Date 16-APR-2007 to 16-APR-2007

Sortkey Start
Sortkey End

Transaction Code
ALT   ALLOTMENT OF SHARES

Posting Type
2230 NEW SHARES ALLOTMENT

Batch 000094 000092

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 05202283

Company Name in full: PHYNOVA GROUP PUBLIC LIMITED COMPANY

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: PHYNOVA HOUSE, 16 FENLOCK COURT, BLENHEIM OFFICE PARK

Post town: LONG HANBOROUGH

County / Region: OXON

Postcode: OX29 8LN

Signed: Alan A Brown. Date: 14/11/2006

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ALAN BROWN

Tel 01993 880 700

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

COMPANIES HOUSE 16/11/2006

10/03

100 550 / 30

Companies House

— for the record —

Company Name
PHYNOVA GROUP PUBLIC LIMITED COMPANY

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capit

Company Type
Public Limited Company

Company Number
5202283
Information extracted from Companies House records on
4th August 2006

WEDNESDAY A05 27/12/2006 36 COMPANIES HOUSE

Section 1: Company details

Ref: 5202283/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	~~The Magdalen Centre~~ ~~Oxford Science Park~~ ~~Oxford~~ ~~Oxfordshire OX4 4GA~~	Address PHYNOVA HOUSE, 16 FENLOCK COURT BLENHEIM OFFICE PARK, LONG HANBOROUGH, OXON UK Postcode OX29 8LN
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7310 **R & D on nat sciences & engineering**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 5202283

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Alan Alexander BROWN BA FCCA **Address** 26 Broad Close Kidlington Oxfordshire OX5 1BE	Name __________ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Alan Alexander BROWN BA FCCA ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Duncan BLAIR **Address** Topfield House Ermine Street, Caxton Cambridgeshire CB3 8PQ **Date of birth** 16/03/1959 **Nationality** British **Occupation** Scientist Consultant	Name __________ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Edward Duncan BLAIR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Alan Alexander BROWN BA FCCA **Address** 26 Broad Close Kidlington Oxfordshire OX5 1BE **Date of birth** 26/05/1962 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Alan Alexander BROWN BA FCCA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** William DOYLE **Address** 1 Old Killearn Road Millbrook Ny United States 12545 **Date of birth** 14/08/1944 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date William DOYLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Professor Michael William FOWLER BSC PLD CBID FIBID FRSA **Address** Oker End Sitch Lane Oker Matlock Derbyshire DE4 2JP **Date of birth** 06/04/1944 **Nationality** British **Occupation** Professor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Professor Michael William FOWLER BSC PLD CBID FIBID FRSA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael MARSHALL **Address** 2 Calcutt Meadow Southam Warwickshire CV47 1ND **Date of birth** 19/05/1959 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael MARSHALL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael MARTIN **Address** 48 Charles Street London W1J 5EN **Date of birth** 04/04/1952 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Michael MARTIN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert MILLER **Address** Old Clock Cottage Swerford Road, Chapel End Swerford Oxon OX7 4BQ **Date of birth** 29/09/1950 **Nationality** Usa **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Robert MILLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Kingston POOL	Name __________
	Address Wellbeach Farm Bandbridge Lane Rushton Spencer Macclesfield Cheshire SK11 0QU	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Date of birth** 01/04/1944 **Nationality** British **Occupation** Company Director	Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date John Kingston POOL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY
Number of shares issued: 14,799,570
Aggregate Nominal Value of issued shares: £147,995-70

Class of Share
Number of shares issued
Aggregate Nominal Value of issued shares

Class of Share
Number of shares issued
Aggregate Nominal Value of issued shares

Class of Share
Number of shares issued
Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 14,799,570
Aggregate Nominal Value of issued shares: £147,995-70

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 10/08/2005

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 5202283

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become *shareholders since the last annual return.*

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode _ _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _ _			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Company Number - 5202283

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 19 / 12 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***10/8/2006***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **10th August 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ALAN BROWN

Telephone number *inc code* 01993 880700

Address PHYNOVA GROUP PLC
PHYNOVA HOUSE, BLENHEIM
OFFICE PARK, LONG HANBOROUGH

DX number *if applicable* ______

DX exchange ______

Postcode OX29 8LN

Run Date: 07-DEC-2006 11:15AM
Page 1
Ref: RS2801 V4.1f
Company Code: N54P

Annual Return

PHYNOVA GROUP PLC

R U N   P A R A M E T E R S

Totals Report Filename

MM01$:N54P_TOT.REP

S e l e c t i o n

Sortkey Start
End
List individual transactions Y
Earliest Transaction Date 11-AUG-2005
Latest Transaction Date 10-AUG-2006

Class

Class

01 01 ORD 1P

Registered Number 05202283 Annual return for Period : 11-AUG-2005 TO 10-AUG-2006

Class	Holding	Name and Address of Shareholder		
		Amt Sold	Date Sold	
MR CHARLES ANDERSON		BOX 19 SITE 2		01
ORD 1P	600,000			
		R R 1 MILLARVILLE		
		ALBETA		
		T0I 1K0		
		CANADA		
ANDERTEC LIMITED		BOROUGH HOUSE		01
ORD 1P	1,666,667			
		RUE DU PRE		
		ST PETER PORT		
		GUERNSEY GY1 1EF		
THE BANK OF NEW YORK (NOMINEES)		ONE PICCADILLY GARDENS		01
ORD 1P	20,000			
	LIMITED	MANCHESTER M1 1RN		
BARCLAYS STOCKBROKERS LIMITED		TAY HOUSE		01
ORD 1P	NIL	1,000	14-MAR-06	
	PURCHCER ACCT	300 BATH STREET		
		GLASGOW G2 4JR		
BARCLAYSHARE NOMINEES LIMITED		1 CHURCHILL PLACE		01
ORD 1P	208,392	1,000	10-MAR-06	
		LONDON E14 5HP		

500 10-MAR-06

1,000 10-MAR-06

568 10-MAR-06

500 10-MAR-06

392 10-MAR-06

500 10-MAR-06

500 10-MAR-06

133,334 30-MAR-06

79 04-MAY-06

64 20-JUL-06

MR ANTHONY MACDONALD-BARKER ORD 1P 50,100		29A CHINGFORD AVENUE CHINGFORD LONDON E4 6RJ	01
MRS WENDY RICHINGS BARROW ORD 1P 107,160		ANNERY BARTON MONKLEIGH DEVON EX39 5JL	01
MRS CAROL BARTON ORD 1P 1,800		33 GALAHAD WAY STOURPORT-ON-SEVERN WORCESTERSHIRE DY13 8SQ	01
BEAR STEARNS SECURITIES CORP ORD 1P 133,334	CLIENTSK ACCT	25TH FLOOR 1 CANADA SQUARE LONDON E14 5AD	01
BEAR STEARNS SECURITIES CORP ORD 1P NIL	133,334 28-APR-06 PROPCLER ACCT	25TH FLOOR 1 CANADA SQUARE LONDON E14 5AD	01

Registered Number 05202283 Annual return for Period : 11-AUG-2005 TO 10-AUG-2006

Class	Name and Address of Shareholder / Holding	Amt Sold	Date Sold	Address	
CATHERINE BLOOM				15 ORIEL DRIVE	01
ORD 1P	NIL	85,840	20-MAR-06	LONDON SW13 8HF	
MR NEVILLE BOWEN				KINTBURY PARK	01
ORD 1P	24,000			STATION ROAD KINTBURY HUNGERFORD RG17 9UT	
BREWIN NOMINEES (CHANNEL ISLANDS)				27 CHARING CROSS	01
ORD 1P	920 LIMITED JPAL ACCT			ST HELIER JERSEY JE2 3RP	
BREWIN NOMINEES LIMITED SPONBGHT				PO BOX 1025	01
ORD 1P	NIL ACCT	920	05-MAY-06	COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	
MR ALAN BROWN				26 BROAD CLOSE	01
ORD 1P	13,000			KIDLINGTON OXFORD OX5 1BE	
MR ALAN EDRIC BUCKLE				39 THE CROFT	01
ORD 1P	NIL	1,500	03-APR-06	HADDENHAM AYLESBURY BUCKS HP17 8AS	
MR GUY BUCKLEY				THE OLD TOLL HOUSE	01
ORD 1P	69,887			CRESSBROOK DERBYSHIRE SK17 8SY	
MR DAVID CARR				MARRICK PARK	01
ORD 1P	333,334			MARRICK RICHMOND DL11 7LH	
CASTOR INVESTMENTS PLC				190 THE STRAND	01
ORD 1P	1,250,000			LONDON WC2 1JR	

CITYGATE NOMINEES LIMITED MERC ACCT PO BOX 293 01
ORD 1P 174,760
20 FARRINGDON ROAD
LONDON EC1M 3NH

CREDIT AGRICOLE CHEUVREUX PARCLOE CITIGROUP CENTRE 01
ORD 1P NIL 20,000 16-JUN-06
ACCT CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

CREDIT AGRICOLE CHEUVREUX CITIGROUP CENTRE 01
ORD 1P NIL 10,000 13-MAR-06
INTERNATIONAL LIMITED 3439 ACCT CANADA SQUARE
5,000 30-MAY-06
CANARY WHARF
5,000 31-MAY-06
LONDON E14 5LB

Companies House

— for the record —

123(ef)

Notice of increase in nominal capital

Received for filing in Electronic Format on the: **05/12/2007**

A3BD9V80

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

Gives notice in accordance with section 123 of the above act that by resolution of the company dated **20/04/2007** *the nominal capital of the company has been increased by* **150000 GBP** *beyond the registered capital of* **350000 GBP**

The conditions (e.g. Voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

RANKING PARI PASSU WITH THE EXISTING ORDINARY SHARES OF £0.01 EACH

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **05/12/2007** *Authenticated:* **Yes (E/W)**

ORDINARY RESOLUTION

Received for filing in Electronic Format on the: **05/12/2007**

X3BD9V80

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

At A(n) **ANNUAL GENERAL MEETING** *of the above company duly convened and held at:*

PHYNOVA HOUSE, 16 FENLOCK COURT
BLENHEIM OFFICE PARK
LONG HANBOROUGH
WITNEY
OXFORDSHIRE
UNITED KINGDOM
OX29 8LN

The following **ORDINARY RESOLUTION** *was duly passed:* **20/04/2007**

The authorised share capital of the company increased to:

Amount:	**500000 GBP**
Number of shares:	**15000000**
Value of each share:	**.01 GBP**

100871/30

Companies House — for the record —

Company Name
PHYNOVA GROUP PUBLIC LIMITED COMPANY

363s Annual Return

Company Type
Public Limited Company

Company Number
5202283
Information extracted from Companies House records on
2nd August 2007

> Please check the details printed in the "**Current details**" column
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column
> Please complete in **black** ink and use

WEDNESDAY

A11 488
COMPANIES HOUSE

Section 1: Company details

Ref 5202283/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Phynova House 16 Fenlock Court Blenheim Office Park Long Hanboroug OX29 8LN**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column* > *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes*	**SIC Code** **Description** **7310** **R & D on nat sciences & engineering**	**SIC CODE** **Description**

Company Number - 5202283

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** **Alan Alexander BROWN BA FCCA** **Address** **26 Broad Close** **Kidlington** **Oxfordshire** **OX5 1BE**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Alan Alexander BROWN BA FCCA ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Edward Duncan BLAIR** **Address** **Topfield House** **Ermine Street,** **Caxton** **Cambridgeshire** **CB3 8PQ** **Date of birth** **16/03/1959** **Nationality** **British** **Occupation** **Scientist Consultant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Edward Duncan BLAIR ceased to be director (if applicable) __ / __ / ____

Company Number - 5202283

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Alan Alexander BROWN BA FCCA** **Address** **26 Broad Close** **Kidlington** **Oxfordshire** **OX5 1BE** **Date of birth** **26/05/1962** **Nationality** **British** **Occupation** **Accountant**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Alan Alexander BROWN BA FCCA ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **William DOYLE** **Address** **1 Old Killearn Road** **Millbrook** **Ny** **United States** **12545** **Date of birth** **14/08/1944** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date William DOYLE ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Stephen Michael MARSHALL**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address **2 Calcutt Meadow** **Southam** **Warwickshire** **CV47 1ND**	Address ______ ______ ______
	Date of birth **19/05/1959**	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a	**Nationality** **British**	Date of birth __ / __ / ____
	Occupation **Director**	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Stephen Michael MARSHALL ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Michael MARTIN**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address **48 Charles Street** **London** **W1J 5EN**	Address ______ ______ ______
	Date of birth **04/04/1952**	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a	**Nationality** **British**	Date of birth __ / __ / ____
	Occupation **Director**	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Michael MARTIN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Robert MILLER** **Address** **Old Clock Cottage** **Swerford Road, Chapel End** **Swerford** **Oxon** **OX7 4BQ** **Date of birth 29/09/1950** **Nationality Usa** **Occupation Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address __________ __________ __________ UK Postcode Date of birth / / Nationality __________ Occupation __________ Date of change / / Date Robert MILLER ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **John Kingston POOL** **Address** **Wellbeach Farm** **Bandbridge Lane Rushton Spencer** **Macclesfield** **Cheshire** **SK11 0QU** **Date of birth 01/04/1944** **Nationality British** **Occupation Company Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address __________ __________ __________ UK Postcode Date of birth / / Nationality __________ Occupation __________ Date of change / / Date John Kingston POOL ceased to be director (if applicable) / /

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Karl Eric WATKIN**	Name ______
	Address **Ghylleheugh** **Longhorsley** **Morpeth** **Northumberland** **NE65 8RF**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______
	Date of birth **16/02/1956**	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a	**Nationality** **British** **Occupation** **Director**	Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Karl Eric WATKIN ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders*

Class of Share: ORDINARY 1P

Number of shares issued: 19,536,258 ✓

Aggregate Nominal Value of issued shares: £195362-58 ✓

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value*

Number of shares issued

Aggregate Nominal Value of issued shares

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on 10/08/2006

> **REMEMBER**
> **Changes** *to shareholder particulars or details of shares transferred to be* **completed each year**
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 5202283

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 5202283

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 5202283

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below) I enclose the filing fee of £30

Signature [signature] (Director / Secretary)

Date 03 / 09 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☑ This AR is made up to *10/8/2007*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **10th August 2008** please give the new date here

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name ALAN BROWN

Telephone number *inc code* 01993 880700

Address PHYNOVA GROUP PLC
16 FENLOCK COURT
LONG HANBOROUGH BUSINESS PARK
LONG HANBOROUGH

Postcode OX29 8LN

DX number *if applicable* __ __ __ __ __ __

DX exchange

Run Date 13-AUG-2007 01 57PM
Page 1
Ref RS2801 V4.1f
Company Code N54P

Annual Return

PHYNOVA GROUP PLC

R U N   P A R A M E T E R S

Totals Report Filename

{}N54P2801_TOT.REP

S e l e c t i o n

Sortkey Start
End
List individual transactions Y
Earliest Transaction Date 11-AUG-2006
Latest Transaction Date 10-AUG-2007

Class

Class

01 01 ORD 1P

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder Class	Holding	Amt Sold Date Sold	
MR CHARLES ANDERSON		BOX 19 SITE 2	01
ORD 1P	600,000		
		R R 1 MILLARVILLE	
		ALBETA	
		T0I 1KO	
		CANADA	
ANDERTEC LIMITED		BOROUGH HOUSE	01
ORD 1P	1,666,667		
		RUE DU PRE	
		ST PETER PORT	
		GUERNSEY GY1 1EF	
ASHCOURT NOMINEES LIMITED		11 TOWER VIEW	01
ORD 1P	347,334	4,666 20-DEC-06	
		KINGS HILL	
4,000 20-DEC-06			
		WEST MALLING	
16,000 08-JAN-07			
		KENT ME19 4UN	
MR JOHN MICHAEL BANBURY		KILN FARM	01
ORD 1P	2,055		
		MAIDSTONE ROAD	
		MARDEN	
		TONBRIDGE	
		KENT TN12 9AP	
THE BANK OF NEW YORK (NOMINEES)		ONE PICCADILLY GARDENS	01
ORD 1P	20,000		
	LIMITED	MANCHESTER M1 1RN	
BARCLAYSHARE NOMINEES LIMITED		1 CHURCHILL PLACE	01
ORD 1P	336,926	652 17-OCT-06	
		LONDON E14 5HP	
2,000 24-NOV-06			
2,000 27-NOV-06			
2,000 28-NOV-06			
2,000 05-DEC-06			
2,000 11-DEC-06			
151 13-DEC-06			
388 05-FEB-07			

1,291	05-MAR-07		
1,554	20-MAR-07		
2,127	29-MAR-07		
6,533	02-APR-07		
5,000	11-APR-07		
777	17-APR-07		
2,000	25-APR-07		
9,080	02-MAY-07		
1	23-MAY-07		
MR ANTHONY MACDONALD-BARKER ORD 1P	50,100	29A CHINGFORD AVENUE CHINGFORD LONDON E4 6RJ	01

Registered Number 05202283 Annual return for Period : 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder / Class	Holding	Amt Sold Date Sold		
MRS WENDY RICHINGS BARROW		ANNERY BARTON		01
ORD 1P	107,160			
		MONKLEIGH		
		DEVON EX39 5JL		
MRS CAROL BARTON		33 GALAHAD WAY		01
ORD 1P	1,800			
		STOURPORT-ON-SEVERN		
		WORCESTERSHIRE DY13 8SQ		
THE BATH & WELLS DIOCESAN BOARD OF		THE OLD DEANERY		01
ORD 1P	NIL	10,000	23-JAN-07	
FINANCE		WELLS		
		SOMERSET BA5 2UG		
BEAR STEARNS SECURITIES CORP		25TH FLOOR		01
ORD 1P	133,334			
CLIENTSK ACCT		1 CANADA SQUARE		
		LONDON E14 5AD		
MR EDWARD BLAIR		TOPFIELD HOUSE		01
ORD 1P	8,204			
		ERMINE STREET		
		CAXTON		
		CAMBRIDGE JE3 8LA		
MR STEFAN BLAKE		15A LATHAM SQUARE		01
ORD 1P	2,000			
		SHEFFIELD S11 7RQ		
MR NEVILLE BOWEN		KINTBURY PARK		01
ORD 1P	24,000			
		STATION ROAD		
		KINTBURY		
		HUNGERFORD RG17 9UT		
BREWIN NOMINEES (CHANNEL ISLANDS)		27 CHARING CROSS		01
ORD 1P	920			
LIMITED JPAL ACCT		ST HELIER		
		JERSEY JE2 3RP		
BREWIN NOMINEES LIMITED SPONBGHT		PO BOX 1025		01
ORD 1P	NIL	1,990	09-MAY-07	
ACCT		COMMERCIAL UNION HOUSE		
1,000 23-MAY-07				
		39 PILGRIM STREET		
		NEWCASTLE UPON TYNE NE99 1SX		

BREWIN NOMINEES LIMITED SPONSOLD			PO BOX 1025	01
ORD 1P	NIL		3,666 25-JAN-07	
		ACCT	COMMERCIAL UNION HOUSE	
5,000 25-JAN-07				
			39 PILGRIM STREET	
990 03-JUL-07				
			NEWCASTLE UPON TYNE NE99 1SX	
MR ALAN BROWN			26 BROAD CLOSE	01
ORD 1P	13,000			
			KIDLINGTON	
			OXFORD OX5 1BE	

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder Class	Holding	Amt Sold Date Sold	
MR GUY BUCKLEY ORD 1P	69,887	THE OLD TOLL HOUSE CRESSBROOK DERBYSHIRE SK17 8SY	01
MISS CLARISSA JANET ELIZABETH CAROE ORD 1P	4,000	PARK END FARM THURLEIGH BEDFORD MK44 2EQ	01
MR DAVID CARR ORD 1P	333,334	MARRICK PARK MARRICK RICHMOND DL11 7LH	01
CASTOR INVESTMENTS PLC ORD 1P	650,000	190 THE STRAND 600,000 03-NOV-06 LONDON WC2 1JR	01
CHASE NOMINEES LIMITED ORD 1P	4,000	P O BOX 18171 125 LONDON WALL LONDON EC2Y 5AJ	01
CHASE NOMINEES LIMITED CAZCAP ACCT ORD 1P	50,000	P O BOX 18171 125 LONDON WALL LONDON EC2Y 5AJ	01
CITIGROUP GLOBAL MARKETS U K EQUITY LIMITED SBUKE ACCT ORD 1P	NIL	INCOME PROCESSING 6,757 12-MAR-07 CITIGROUP LEVEL 5 6,757 22-JUN-07 MAIL DROP CGC-05-52 CANARY WHARF LONDON E14 5LB	01
CITYGATE NOMINEES LIMITED MERC ACCT ORD 1P	3,011,678	PO BOX 293 25,000 18-OCT-06 20 FARRINGDON ROAD 242,414 08-JAN-07 LONDON EC1M 3NH 8,000 14-FEB-07 30,000 24-APR-07 93,334 17-MAY-07	01

CREDIT AGRICOLE CHEUVREUX PARCLOE   CITIGROUP CENTRE   01
ORD 1P   NIL   600,000 09-NOV-06
ACCT CANADA SQUARE
25,000 02-FEB-07
CANARY WHARF
8,000 14-FEB-07
LONDON E14 5LB
3,346 27-MAR-07

1,654 12-APR-07

10,000 26-APR-07

9,000 26-APR-07

DARTINGTON PORTFOLIO NOMINEES   COLSTON TOWER   01
ORD 1P   21,000   5,000 05-APR-07
LIMITED DPN ACCT COLSTON STREET
10,000 12-APR-07
BRISTOL BS1 4RD

Registered Number 05202283 Annual return for Period . 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

DARTINGTON PORTFOLIO NOMINEES COLSTON TOWER 01
ORD 1P NIL 5,000 20-JUL-07
LIMITED CERTOUT ACCT COLSTON STREET
BRISTOL BS1 4RD

DARTINGTON PORTFOLIO NOMINEES COLSTON TOWER 01
ORD 1P NIL 10,000 05-OCT-06
LIMITED FIRMBUY ACCT COLSTON STREET
10,000 05-OCT-06
BRISTOL BS1 4RD
10,000 05-OCT-06

5,000 05-OCT-06

5,000 05-OCT-06

5,000 05-OCT-06

5,000 05-OCT-06

DARTINGTON PORTFOLIO NOMINEES COLSTON TOWER 01
ORD 1P NIL 10,000 13-FEB-07
LIMITED PAPERIN ACCT COLSTON STREET
BRISTOL BS1 4RD

DARTINGTON PORTFOLIO NOMINEES COLSTON TOWER 01
ORD 1P NIL 10,000 13-FEB-07
LIMITED FIRMSELL ACCT COLSTON STREET
5,000 10-APR-07
BRISTOL BS1 4RD
10,000 12-APR-07

DARTINGTON PORTFOLIO NOMINEES COLSTON TOWER 01
ORD 1P NIL 10,000 06-OCT-06
LIMITED PAPEROUT ACCT COLSTON STREET
BRISTOL BS1 4RD

MRS LAURETTA MARY DENTON HAYBROW 01
ORD 1P 320
SCALBY
SCARBOROUGH YO13 0SJ

MR PETER JOHN DIXON DALBERGIA 01
ORD 1P 1,500
GILSLAND
BRAMPTON
CUMBRIA CA8 7DW

MR WILLIAM DOYLE ORD 1P	1,724,307	MASSERIA DELLA CORTE VIA SALVEMINI S N VINCINO CALVARIO 73030 DEPRESSA DI TRICASE (LE) ITALY	01
DRAGON ORIENTAL LIMITED ORD 1P	307,520	1629 OCEAN CENTRE 5 CANTON ROAD KOWLOON HONG KONG	01
MR MICHAEL ELLIOT ORD 1P	29,472	20 MILLINGTON ROAD 6,000 19-SEP-06 CAMBRIDGE CB3 9HP	01

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Class	Name and Address of Shareholder Holding	Amt Sold	Date Sold	
E*TRADE SECURITIES LIMITED UNDESIGN ACCT		42ND FLOOR		01
ORD 1P	10,771	4,320	18-JUL-07	
		ONE CANADA SQUARE		
		CANARY WHARF		
		LONDON E14 5AA		
MR ANTHONY EVANS		78 EATON ROAD		01
ORD 1P	5,000			
		BRYNHYFRYD		
		SWANSEA SA5 9JH		
EVO NOMINEES LIMITED PYN ACCT		100 WOOD STREET		01
ORD 1P	11,498	4,000	12-APR-07	
		LONDON EC2V 7AN		
850 26-APR-07				
4,000 11-JUN-07				
6,685 04-JUL-07				
FERLIM NOMINEES LIMITED BULK7 ACCT		100 OLD HALL STREET		01
ORD 1P	NIL	20,000	04-OCT-06	
		LIVERPOOL L3 9AB		
15,000 04-OCT-06				
35,000 04-OCT-06				
FERLIM NOMINEES LIMITED POOLED ACCT		100 OLD HALL STREET		01
ORD 1P	30,000			
		LIVERPOOL L3 9AB		
FERLIM NOMINEES LIMITED CSPAPER ACCT		100 OLD HALL STREET		01
ORD 1P	NIL	4,000	13-FEB-07	
		LIVERPOOL L3 9AB		
F H F (NOMINEES) LTD NOMINEE ACCT		28 PARK SQUARE WEST		01
ORD 1P	NIL	5,000	10-APR-07	
		LEEDS LS1 2PQ		
10,000 31-MAY-07				
FOREST NOMINEES LIMITED GC1 ACCT		P.O BOX 328		01
ORD 1P	55,000	5,000	15-AUG-06	
		ST PETER PORT		
3,000 23-JAN-07				
		GUERNSEY GY1 3TY		
FOREST NOMINEES LIMITED FIRMSELL		P O BOX 328		01
ORD 1P	NIL	5,000	15-AUG-06	

		ACCT ST PETER PORT	
3,000 23-JAN-07			
		GUERNSEY GY1 3TY	
MRS JUDITH MARGARET FOWLER		OKER END	01
ORD 1P	NIL	225,920 07-MAR-07	
		STICH LANE	
		OKER	
		DERBYSHIRE DE4 2JP	
MR MICHAEL FOWLER		OKER END	01
ORD 1P	NIL	225,920 07-MAR-07	
		STICH LANE	
		OKER	
		DERBYSHIRE DE4 2JP	
DR MAXWELL HILTON FOX		1 THE OAKS	01
ORD 1P	1,000	990 03-JUL-07	
		BOGNOR REGIS	
		WEST SUSSEX PO21 3AE	

Registered Number 05202283 Annual return for Period : 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder / Class	Holding	Amt Sold Date Sold / Address	
MR NEAL FRASER		100 HAYDN AVENUE	01
ORD 1P	500		
		PURLEY	
		SURREY CR8 4AF	
MR CHARLES BADEN-FULLER		3 STAFFORD HOUSE	01
ORD 1P	12,000		
		1 MAIDA AVENUE	
		LITTLE VENICE	
		LONDON W2 1TE	
MRS GLYNIS GIBSON		17 ST NICHOLAS STREET	01
ORD 1P	NIL	500 21-NOV-06	
		NORTON	
		MALTON	
		NORTH YORKSHIRE YO17 9AQ	
MELVILLE NORMAN GILES ESQ		11 CONDOVER ROAD	01
ORD 1P	5,000		
+ MRS PATRICIA STELLA ROSE GILES		BRISLINGTON	
		BRISTOL BS4 4TE	
GILTSPUR NOMINEES LIMITED BUNS ACCT		PO BOX 1045	01
ORD 1P	NIL	5,000 25-JAN-07	
		COMMERCIAL UNION HOUSE	
3,666 25-JAN-07			
		39 PILGRIM STREET	
		NEWCASTLE UPON TYNE NE99 1NU	
MR JAWAHAR LAL HANDA		26 LOCKSLEY CRESCENT	01
ORD 1P	12,000		
		GREENFAULDS	
		CUMBERNAULD G67 4EL	
HARGREAVE HALE NOMINEES LIMITED		MARSDEN HOUSE	01
ORD 1P	910		
	36150 ACCT	4-10 SPRINGFIELD ROAD	
		BLACKPOOL	
		LANCASHIRE FY1 1QW	
HARGREAVES LANSDOWN (NOMINEES)		KENDAL HOUSE	01
ORD 1P	2,184	500 12-SEP-06	
	LIMITED SMA ACCT	4 BRIGHTON MEWS	
600 26-JAN-07			
		CLIFTON	
		BRISTOL BS8 2NX	
HARGREAVES LANSDOWN (NOMINEES)		KENDAL HOUSE	01
ORD 1P	17,542		

LIMITED VRA ACCT 4 BRIGHTON MEWS
CLIFTON
BRISTOL BS8 2NX

HARGREAVES LANSDOWN (NOMINEES) KENDAL HOUSE 01
ORD 1P 4,430 2,000 12-SEP-06
LIMITED HLNOM ACCT 4 BRIGHTON MEWS
2,000 19-OCT-06
CLIFTON
2,000 01-DEC-06
BRISTOL BS8 2NX
2,000 01-FEB-07

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder / Class	Holding	Amt Sold Date Sold	
HARGREAVES LANSDOWN (NOMINEES)		KENDAL HOUSE	01
ORD 1P	NIL	250 21-FEB-07	
LIMITED PAPIN ACCT		4 BRIGHTON MEWS	
2,000 22-FEB-07			
		CLIFTON	
		BRISTOL BS8 2NX	
MR JOHN VICTOR HECHT		21 BRUETON AVENUE	01
ORD 1P	127,907		
		SOLIHULL	
		WEST MIDLANDS B91 3EN	
MR JOHN HILTON		31 HUNTERS WAY	01
ORD 1P	4,000		
		KIMBOLTON	
		HUNTINGDON PE28 0JF	
MR OLBEN HOWELL		10 WYNDHAM AVENUE	01
ORD 1P	2,500		
		HIGH WYCOMBE	
		BUCKINGHAMSHIRE HP13 5ER	
HSBC GLOBAL CUSTODY NOMINEE (UK)		8 CANADA SQUARE	01
ORD 1P	70,000		
LIMITED 968747 ACCT		LONDON E14 5HQ	
HSDL NOMINEES LIMITED		TRINITY ROAD	01
ORD 1P	7,658	1,000 19-DEC-06	
		HALIFAX HX1 2RG	
HSDL NOMINEES LIMITED IWEB ACCT		TRINITY ROAD	01
ORD 1P	13,568	938 17-NOV-06	
		HALIFAX HX1 2RG	
390 10-APR-07			
HSDL NOMINEES LIMITED SBUILD ACCT		TRINITY ROAD	01
ORD 1P	834		
		HALIFAX HX1 2RG	
INSA VC LIMITED		89C FAR GOSFORD STREET	01
ORD 1P	806,244		
		COVENTRY CV1 5EA	
JAMES CAPEL (NOMINEES) LIMITED		HSBC BANK PLC	01
ORD 1P	NIL	100,000 09-MAR-07	
		8 CANADA SQUARE	
		LONDON E14 5HQ	

JAMES CAPEL (NOMINEES) LIMITED PC   HSBC BANK PLC   01
ORD 1P   NIL   15,657 30-JAN-07
ACCT 8 CANADA SQUARE
15,657 01-FEB-07
LONDON E14 5HQ
15,657 02-FEB-07

16,045 06-FEB-07

20,295 15-FEB-07

20,295 16-FEB-07

600 19-FEB-07

19,695 20-FEB-07

17,445 21-FEB-07

15,445 22-FEB-07

10,445 23-FEB-07

2,000 13-MAR-07

5,000 19-MAR-07

2,000 20-MAR-07

25,963 27-MAR-07

1,200 03-APR-07

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

Continued .

4,000 12-APR-07

38,176 18-APR-07

38,176 19-APR-07

36,176 20-APR-07

34,176 23-APR-07

24,176 24-APR-07

22,426 25-APR-07

24,626 26-APR-07

34,404 03-MAY-07

34,012 04-MAY-07

28,235 08-MAY-07

32,085 09-MAY-07

28,895 10-MAY-07

28,895 11-MAY-07

23,145 18-MAY-07

5,615 24-MAY-07

2,000 28-JUN-07

JAMES CAPEL (NOMINEES) LIMITED HSBC BANK PLC 01
ORD 1P 7,615 2,000 20-MAR-07
HSBCSS ACCT 8 CANADA SQUARE
LONDON E14 5HQ

JAMES CAPEL (NOMINEES) LIMITED HSBC BANK PLC 01
ORD 1P NIL 5,000 19-MAR-07
HISCERT ACCT 8 CANADA SQUARE
4,000 12-APR-07
LONDON E14 5HQ
2,000 28-JUN-07

JIM NOMINEES LIMITED JARVIS ACCT 15/17 MOUNT EPHRAIM ROAD 01
ORD 1P 3,050 2,000 20-MAR-07
TUNBRIDGE WELLS

200 25-APR-07

KENT TN1 1EN

J M FINN NOMINEES LIMITED 4 COLEMAN STREET 01
ORD 1P 406,933 70,000 04-OCT-06
LONDON EC2R 5TA

2,199,333 04-OCT-06

50,000 04-OCT-06

387,333 05-OCT-06

132,000 12-OCT-06

74,000 12-OCT-06

70,000 12-OCT-06

10,000 12-OCT-06

350,000 19-OCT-06

600,000 08-NOV-06

10,000 09-FEB-07

10,000 12-FEB-07

105,560 05-MAR-07

18,500 09-MAR-07

5,000 12-MAR-07

9,000 12-APR-07

10,000 02-MAY-07

12,500 31-MAY-07

25,040 01-JUN-07

30,000 07-JUN-07

14,500 11-JUN-07

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

Continued

12,500 13-JUN-07

100,000 19-JUN-07

12,500 04-JUL-07

12,500 16-JUL-07

3,000 01-AUG-07

J M FINN NOMINEES LIMITED SPEC ACCT 4 COLEMAN STREET 01
ORD 1P NIL 600,000 09-NOV-06
LONDON EC2R 5TA
50,000 26-MAR-07

J M FINN NOMINEES LIMITED AGECROSS 4 COLEMAN STREET 01
ORD 1P NIL 600,000 08-NOV-06
ACCT LONDON EC2R 5TA
105,560 05-MAR-07

100,000 19-JUN-07

J M FINN NOMINEES LIMITED CERTSOLD 4 COLEMAN STREET 01
ORD 1P NIL 600,000 08-NOV-06
ACCT LONDON EC2R 5TA

AUBREY KERSWELL JOHNSON ESQ 11 CLARENDON COURT 01
ORD 1P 2,700
KEW GARDENS ROAD
RICHMOND
SURREY TW9 3HE

PAUL SHELDON JOHNSON ESQ 12 MOSSPAUL CLOSE 01
ORD 1P 1,000
LEAMINGTON SPA
WARWICKSHIRE CV32 6NP

DR ROBERT NEILSON JOHNSTON 50 ALBANY ROAD 01
ORD 1P NIL 2,000 01-SEP-06
WEST FERRY
DUNDEE DD5 1NW

MR RICHARD MANSELL-JONES 66 ROSE SQUARE 01
ORD 1P 40,000
FULHAM ROAD
LONDON SW3 6RS

MR STEVEN ERIC JONES ORD 1P	 250	41 WOODLANDS ROAD SITTINGBOURNE KENT ME10 4SP	01
MR ERNEST JOSEPH ORD 1P	 5,000	58 CHARLES CLOSE WROXHAM NORWICH NORFOLK NR12 8TU	01
J P MORGAN SECURITIES LTD JPCREPON ORD 1P ACCT	 NIL	60 VICTORIA EMBANKMENT 4,000 11-JUN-07 LONDON EC4Y 0JP	01

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder Class	Holding	Amt Sold Date Sold		
EXOR OF HILARY LANDER DECEASED			WATERDALE HOUSE	01
ORD 1P	NIL	14,274 10-FEB-07		
+ JOHN GARY CADELL LANDER			CHEQUERS LANE	
			WATFORD	
			HERTFORDSHIRE WD25 0GP	
MR JAMES RUPERT CADELL LANDER			WATERDALE HOUSE	01
ORD 1P	20,274			
			CHEQUERS LANE	
			WATFORD WD25 0GP	
MR JOHN GARY CADELL LANDER			WATERDALE HOUSE	01
ORD 1P	14,274			
			CHEQUERS LANE	
			WATFORD WD25 0GP	
L R NOMINEES LIMITED NOMINEE ACCT			LLOYDSTSB REGISTRARS	01
ORD 1P	32,500	3,085 12-APR-07		
			CUSTODY DEPT	
697 05-JUL-07				
			PRINCESS HOUSE	
			1 SUFFOLK LANE	
			LONDON EC4R 0AN	
MRS SUSHMA MADEN			5 GREENWAY GARDENS	01
ORD 1P	367			
			LONDON NW9 5AY	
MR STEPHEN MARSHALL			2 CALCOTT MEADOW	01
ORD 1P	1,340,240			
			SOUTHAM	
			WARWICKSHIRE CV47 1ND	
MR MICHAEL MARTIN			25 FORDINGTON ROAD	01
ORD 1P	1,053,830			
			LONDON N6 4TD	
MR ROBERT MILLER			OLD CLOCK COTTAGE	01
ORD 1P	745,853			
			SWERFORD	
			OXON OX7 4BQ	
MRS NICOLA BAKER-MUNTON			THE GRANGE	01
ORD 1P	2,735			
			STANNINGFIELD	
			BURY ST EDMUNDS	
			SUFFOLK IP29 4RD	

NCL (NOMINEES) LIMITED BGHTDMAT		PO BOX 52764		01
ORD 1P	NIL	13,800	27-DEC-06	
	ACCT	25 MOORGATE		
		LONDON EC2P 2UY		
NCL (NOMINEES) LIMITED SOLDDMAT		PO BOX 52764		01
ORD 1P	NIL	13,800	10-JAN-07	
	ACCT	25 MOORGATE		
		LONDON EC2P 2UY		
N Y NOMINEES LIMITED		PO BOX 293		01
ORD 1P	192,748			
		20 FARRINGDON ROAD		
		LONDON EC1M 3NH		

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

OMX SECURITIES NOMINEES LIMITED CANTERBURY HOUSE 01
ORD 1P NIL 27,280 20-APR-07
BULK ACCT 85 NEWHALL STREET
19,160 31-MAY-07
BIRMINGHAM B3 1LH

OMX SECURITIES NOMINEES LIMITED CANTERBURY HOUSE 01
ORD 1P NIL 27,280 20-APR-07
SOLD ACCT 85 NEWHALL STREET
19,160 31-MAY-07
BIRMINGHAM B3 1LH

OMX SECURITIES NOMINEES LIMITED CANTERBURY HOUSE 01
ORD 1P 46,440
KKCLT ACCT 85 NEWHALL STREET
BIRMINGHAM B3 1LH

DAVID C ORD ESQ RIVERHILL 01
ORD 1P 25,000
7 COOK'S FOLLY ROAD
SNEYD PARK
BRISTOL BS9 1PL

MR CHARLES JAMES PAYNE 12 KNEBWORTH COURT 01
ORD 1P 2,100
BISHOP'S STORTFORD
HERTFORDSHIRE CM23 4HF

PERSHING KEEN NOMINEES LIMITED TUT CAPSTAN HOUSE 01
ORD 1P NIL 10,000 27-OCT-06
ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED TUT CAPSTAN HOUSE 01
ORD 1P NIL 5,000 08-NOV-06
ACCT ONE CLOVE CRESCENT
5,000 13-NOV-06
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P 1,200
ABCLT ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P 5,000

BFCLT ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P 272,414
CACLT ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P 339,999 224,000 19-OCT-06
GWCLT ACCT ONE CLOVE CRESCENT
124,499 19-OCT-06
EAST INDIA DOCK
225,500 10-NOV-06
LONDON E14 2BH
2,000 10-NOV-06

2,500 19-JAN-07

15,000 23-JAN-07

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

Continued

1 23-JAN-07

14,999 23-JAN-07

1 13-FEB-07

2,500 17-APR-07

5,000 24-MAY-07

10,000 01-JUN-07

10,000 06-JUN-07

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P 100,000
PUCLT ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P NIL 70,000 29-DEC-06
TMCLT ACCT ONE CLOVE CRESCENT
70,000 26-MAR-07
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P 2,500 10,000 24-APR-07
TYCLT ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P NIL 70,000 29-DEC-06
TMPLAC ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P NIL 10,000 27-OCT-06
TUPLAC ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P NIL 2,000 10-NOV-06

GWAGENX ACCT ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CAPSTAN HOUSE 01
ORD 1P NIL 350,000 19-OCT-06
GWPRINC ACCT ONE CLOVE CRESCENT
50,000 19-OCT-06
EAST INDIA DOCK
25,000 19-OCT-06
LONDON E14 2BH
15,000 19-OCT-06

10,000 19-OCT-06

10,000 19-OCT-06

9,000 19-OCT-06

7,500 19-OCT-06

7,000 19-OCT-06

6,700 19-OCT-06

6,500 19-OCT-06

5,500 19-OCT-06

5,500 19-OCT-06

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Class	Name and Address of Shareholder Holding	Amt Sold	Date Sold

Continued. .

5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
5,000	19-OCT-06
4,199	19-OCT-06
4,000	19-OCT-06
3,500	19-OCT-06
3,000	19-OCT-06
3,000	19-OCT-06
3,000	19-OCT-06

3,000	19-OCT-06
3,000	19-OCT-06
3,000	19-OCT-06
3,000	19-OCT-06
3,000	19-OCT-06
2,700	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,500	19-OCT-06
2,200	19-OCT-06
2,200	19-OCT-06
2,000	19-OCT-06
2,000	19-OCT-06
2,000	19-OCT-06
2,000	19-OCT-06
2,000	19-OCT-06
2,000	19-OCT-06
1,500	19-OCT-06
1,500	19-OCT-06

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder

Class Holding Amt Sold Date Sold

Continued . .

1,300 19-OCT-06

1,250 19-OCT-06

1,200 19-OCT-06

1,200 19-OCT-06

1,200 19-OCT-06

1,100 19-OCT-06

1,100 19-OCT-06

1,100 19-OCT-06

1,000 19-OCT-06

1,000 19-OCT-06

1,000 19-OCT-06

1,000 19-OCT-06

1,000 19-OCT-06

1,000 19-OCT-06

50 24-OCT-06

950 10-NOV-06

550 10-NOV-06

224,000 27-NOV-06

15,000 23-JAN-07

10,000 23-JAN-07

5,000 23-JAN-07

10,000 01-JUN-07

10,000 06-JUN-07

PERSHING KEEN NOMINEES LIMITED ORD 1P NIL WSAGENX ACCT	CAPSTAN HOUSE 16,000 08-JAN-07 ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	01
POLYMER HOLDINGS LIMITED ORD 1P 1,250,000	SPURRY HILLCOCK INDUSTRIAL ESTATE BROOMHILL ROAD STONEHAVEN KINCARDINESHIRE AB39 2NN	01
MR NORMAN PRICE ORD 1P 119,360	3 HALFSHIRE LANE BLAKEDOWN KIDDERMINSTER WORCS DY10 3LB	01
PUMA NOMINEES LIMITED SMPRINC ACCT ORD 1P 600	20 FARRINGDON ROAD LONDON EC1M 3NH	01
BRUCE DAN BRIAN RANSON ESQ ORD 1P 4,545	19 BARCLAY PLACE DUNBLAINE PERTHSHIRE FK15 0FB	01

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

RAVEN NOMINEES LIMITED 103885 ACCT 4TH FLOOR 01
ORD 1P 615
40 MARSH WALL
LONDON E14 9TP

R C GREIG NOMINEES LIMITED 155 ST VINCENT STREET 01
ORD 1P 2,700
GLASGOW G2 5NN

REDMAYNE (NOMINEES) LIMITED PAPERIN 84 ALBION STREET 01
ORD 1P NIL 500 22-NOV-06
ACCT LEEDS LS1 6AG

REDMAYNE (NOMINEES) LIMITED 84 ALBION STREET 01
ORD 1P NIL 5,000 23-APR-07
HOR2003P ACCT LEEDS LS1 6AG
5,000 27-JUL-07

REDMAYNE (NOMINEES) LIMITED 84 ALBION STREET 01
ORD 1P NIL 320 20-FEB-07
PAPEROUT ACCT LEEDS LS1 6AG
1,200 09-MAY-07

2,700 17-MAY-07

MR IAN RICHARDS PUMP COURT TAX PARTNERS 01
ORD 1P NIL 160,000 13-JUN-07
16 BEDFORD ROW
LONDON WC1R 4EF

MR HOWARD ADRIAN RICHENBERG ESQ 30 ALBION STREET 01
ORD 1P 5,000
+ MRS ANN KATHRYN RICHENBERG LONDON W2 2AX

ROCK (NOMINEES) LIMITED EGGBT ACCT 25 LUKE STREET 01
ORD 1P NIL 2,055 05-MAR-07
LONDON EC2A 4AR

ROCK (NOMINEES) LIMITED 0415757 25 LUKE STREET 01
ORD 1P NIL 10,000 06-MAR-07
ACCT LONDON EC2A 4AR
10,000 09-MAR-07

5,000 13-MAR-07

5,000 19-MAR-07

10,000 03-APR-07

10,000 26-APR-07

ROCK (NOMINEES) LIMITED 1322100 25 LUKE STREET 01
ORD 1P NIL 10,000 14-SEP-06
ACCT LONDON EC2A 4AR
30,000 17-APR-07

10,000 26-APR-07

10,000 30-APR-07

10,000 31-MAY-07

ROCK (NOMINEES) LIMITED 2539093 25 LUKE STREET 01
ORD 1P 6,670
ACCT LONDON EC2A 4AR

ROCK (NOMINEES) LIMITED FASTRADE 25 LUKE STREET 01
ORD 1P 1,200
ACCT LONDON EC2A 4AR

Registered Number 05202283 Annual return for Period : 11-AUG-2006 TO 10-AUG-2007

Class	Holding	Name and Address of Shareholder / Amt Sold Date Sold	
MR DOMINIC SCHILLER ORD 1P	106,615	106 BIRKENHEAD ROAD 2,735 10-AUG-07 MEOLS WIRRAL CH47 0LE	01
SELF TRADE UK NOMINEES LTD ORD 1P	NIL	BOATMANS HOUSE 1,226 08-SEP-06 2 SELSDON WAY LONDON E14 9LA	01
SELF TRADE UK NOMINEES LTD POOLED ORD 1P ACCT	NIL	BOATMANS HOUSE 1,226 08-SEP-06 2 SELSDON WAY LONDON E14 9LA	01
SHARE NOMINEES LTD ORD 1P	6,500	OXFORD HOUSE 600 07-AUG-07 OXFORD ROAD AYLESBURY BUCKS HP21 8SZ	01
SMITH & WILLIAMSON NOMINEES LIMITED ORD 1P	40,000	PO BOX 52764 13,800 10-JAN-07 25 MOORGATE LONDON EC2P 2UY	01
MARTIN DAVID SONDHELM ORD 1P	300	11 FABER GARDENS HENDON LONDON NW4 4NP	01
SPEIRS & JEFFREY PORTFOLIO ORD 1P MANAGEMENT LTD X341 ACCT	NIL	36 RENFIELD STREET 2,000 12-SEP-06 GLASGOW G2 1NA	01
DR GRAHAM SPIERS ORD 1P	100,000	REDBRIDGE COTTAGE DEN OF CULTS ABERDEEN AB15 9NN	01
MR IAN SPIERS ORD 1P	316,667	44 JALAN JAMBU AYER 588794 SINGAPORE	01
MRS MOLLY TEE ENG STEINER ORD 1P + MR NICHOLAS RAYMOND STEINER	2,000	116 CLONMORE STREET SOUTHFIELDS LONDON SW18 5HB	01

STRATAGEM IPM LIMITED ORD 1P	27,345	PAUL BAILEY 82,000 11-OCT-06 FINANCE DIRECTOR FOSTERS WING ANSTEY HALL MARIS LANE TRUMPINGTON CAMBRIDGE CB2 2LG	01
SYBLING INVESTMENTS LIMITED ORD 1P	NIL	CHESTNUT LEA 40,000 01-JUN-07 LA GRANDE RUE ST MARY JERSEY CHANNEL ISLANDS JE3 3BD	01

Registered Number 05202283 Annual return for Period · 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

TD WATERHOUSE NOMINEES (EUROPE) EXCHANGE COURT 01
ORD 1P NIL 750 17-MAY-07
LIMITED CPMMEMBR ACCT DUNCOMBE STREET
LEEDS LS1 4AX

TD WATERHOUSE NOMINEES (EUROPE) EXCHANGE COURT 01
ORD 1P NIL 1,500 13-DEC-06
LIMITED GALLBGHT ACCT DUNCOMBE STREET
LEEDS LS1 4AX

TD WATERHOUSE NOMINEES (EUROPE) EXCHANGE COURT 01
ORD 1P 24,724 367 11-JAN-07
LIMITED SMKTNOMS ACCT DUNCOMBE STREET
1,750 03-JUL-07
LEEDS LS1 4AX

TEATHER & GREENWOOD LIMITED 23000 BEAUFORT HOUSE 01
ORD 1P 26,108 4,000 25-AUG-06
ACCT 15 ST BOTOLPH STREET
13,800 27-DEC-06
LONDON EC3A 7QR

25,000 02-FEB-07

8,000 12-FEB-07

5,000 12-FEB-07

4,000 13-FEB-07

6,670 20-FEB-07

320 20-FEB-07

3,198 28-FEB-07

2,055 05-MAR-07

50,000 06-MAR-07

6,500 06-MAR-07

5,000 08-MAR-07

2,000 13-MAR-07

2,250 22-MAR-07

3,346 27-MAR-07

1,654 12-APR-07

5,000 12-APR-07

5,172 26-APR-07

1,932 04-MAY-07

2,700 17-MAY-07

1,000 23-MAY-07

716 23-MAY-07

718 25-MAY-07

1,500 30-MAY-07

8,608 06-JUN-07

16,392 07-JUN-07

13,608 08-JUN-07

11,392 13-JUN-07

TEAWOOD NOMINEES LIMITED CAZE ACCT BEAUFORT HOUSE 01
ORD 1P NIL 8,608 06-JUN-07
15 ST BOTOLPH STREET
16,392 07-JUN-07
LONDON EC3A 7QR
25,000 13-JUN-07

TRANSACT NOMINEES LIMITED INTEGRA1 DOMAIN HOUSE 01
ORD 1P 3,257
ACCT 5 - 7 SINGER STREET
LONDON EC2A 4BQ

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

VIDACOS NOMINEES LIMITED CITIGROUP CENTRE 01
ORD 1P 160,000
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED FGN ACCT CITIGROUP CENTRE 01
ORD 1P NIL 6,757 22-JUN-07
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED SSB1 ACCT CITIGROUP CENTRE 01
ORD 1P NIL 6,757 13-MAR-07
CANADA SQUARE
6,757 22-JUN-07
CANARY WHARF
LONDON E14 5LB

MR DAVID WADHAM 3 EWALD ROAD 01
ORD 1P 100,000
LONDON SW6 3NA

MS SARAH WADHAM 12 BRADBOURNE STREET 01
ORD 1P 12,000 27,280 12-APR-07
LONDON SW6 3TE
19,160 21-MAY-07

SIMON CHRISTOPHER WALKER ESQ 83 BREARY LANE EAST 01
ORD 1P 1,200
BRAMHOPE
LEEDS LS16 9EU

WATERHOUSE NOMINEES LIMITED BOSPC ONE PICCADILLY GARDENS 01
ORD 1P 93,334
ACCT MANCHESTER M1 1RN

MICHAEL WEBSTER ESQ 65 ABBEY HOUSE 01
ORD 1P 750
1A ABBEY ROAD
ST JOHNS WOOD
LONDON NW8 9BX

MRS LOUISE WHITE 1 LUDLOW LANE 01
ORD 1P 1,000
FULBOURN
CAMBRIDGE
CAMBRIDGESHIRE CB1 5BL

MR BRIAN WHITTLE ORD 1P	136,680	MARSH WOOD HOUSE 56 REVENSDEN ROAD RENHOLD BEDFORDSHIRE MK41 0JY	01
WILLS AND CO STOCKBROKERS LIMITED ORD 1P	1	4-10 BARTTELOT ROAD HORSHAM WEST SUSSEX RH12 1DQ	01

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder

Class Holding Amt Sold Date Sold

WINTERFLOOD SECURITIES LIMITED THE ATRIUM BUILDING 01
ORD 1P 99 684 11-AUG-06
WINSCREP ACCT CANNON BRIDGE
650 23-AUG-06
25 DOWGATE HILL
1,045 06-SEP-06
LONDON EC4R 2GA
54 26-SEP-06

109 25-OCT-06

54 27-NOV-06

1,500 13-DEC-06

154 23-JAN-07

15,657 29-JAN-07

15,657 31-JAN-07

15,657 01-FEB-07

16,045 05-FEB-07

200 08-FEB-07

3,000 09-FEB-07

23 09-FEB-07

27 12-FEB-07

500 13-FEB-07

20,295 14-FEB-07

20,295 15-FEB-07

600 19-FEB-07

19,695 19-FEB-07

2,000 20-FEB-07

250 20-FEB-07

17,445 20-FEB-07

2,000	21-FEB-07
15,445	21-FEB-07
5,000	22-FEB-07
10,445	22-FEB-07
3,968	23-FEB-07
800	23-FEB-07
3,908	26-FEB-07
1,769	26-FEB-07
814	05-MAR-07
200	06-MAR-07
1,282	09-MAR-07
1,039	09-MAR-07
1,317	09-MAR-07
2,605	09-MAR-07
1,948	09-MAR-07
3,085	09-MAR-07
6,757	09-MAR-07
5,000	12-MAR-07
2,000	13-MAR-07
2,000	13-MAR-07
6,744	14-MAR-07
59	19-MAR-07
697	19-MAR-07
154	20-MAR-07
50,000	26-MAR-07
2,127	26-MAR-07
25,963	26-MAR-07
10,000	27-MAR-07

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Class	Name and Address of Shareholder Holding	Amt Sold	Date Sold

Continued

4,410 27-MAR-07

1,122 27-MAR-07

5,000 28-MAR-07

475 29-MAR-07

6,533 29-MAR-07

1,200 03-APR-07

2,500 04-APR-07

6,850 04-APR-07

5,000 10-APR-07

5,390 10-APR-07

5,000 11-APR-07

164 12-APR-07

3,960 12-APR-07

1,562 16-APR-07

38,176 17-APR-07

38,176 18-APR-07

2,000 19-APR-07

36,176 19-APR-07

2,000 20-APR-07

34,176 20-APR-07

10,000 23-APR-07

24,176 23-APR-07

1,750 24-APR-07

22,426 24-APR-07

24,626	25-APR-07
10,000	26-APR-07
9,000	26-APR-07
600	26-APR-07
1,702	27-APR-07
8,000	30-APR-07
34,404	02-MAY-07
392	03-MAY-07
34,012	03-MAY-07
1,927	04-MAY-07
28,235	04-MAY-07
32,085	08-MAY-07
1,990	09-MAY-07
1,200	09-MAY-07
28,895	09-MAY-07
28,895	10-MAY-07
5,000	11-MAY-07
750	17-MAY-07
23,145	17-MAY-07
10,000	18-MAY-07
13,145	21-MAY-07
4,899	24-MAY-07
5,845	31-MAY-07
2,700	31-MAY-07
2,635	31-MAY-07
8,771	31-MAY-07
8,771	01-JUN-07

Registered Number 05202283 Annual return for Period 11-AUG-2006 TO 10-AUG-2007

Name and Address of Shareholder
Class Holding Amt Sold Date Sold

Continued

1,880 04-JUN-07

14,540 06-JUN-07

821 11-JUN-07

13,679 11-JUN-07

1,781 22-JUN-07

100 22-JUN-07

2,000 22-JUN-07

826 22-JUN-07

1,200 29-JUN-07

508 02-JUL-07

3,082 04-JUL-07

4,918 18-JUL-07

MR BARNETT WISE
ORD 1P 193,500

WHETSTED FARM 01

FIVE OAK GREEN
TONBRIDGE
KENT TN12 6SG

PROFESSOR DAIJAN YANG
ORD 1P 5,652

ROOM14-10F 01

CENTURY VILLAGE GARDEN
EAST SAND RIVER ROAD
SCHENZHEN GANGDONG
P R CHINA

MR MICHAEL YATES
ORD 1P 833,334

SANDROCK HOUSE 01

TICKHILL
DONCASTER DN11 9EZ

MR CHRISTOPHER TAYLOR-YOUNG
ORD 1P 40,000

NETHER HALL 01

WIDFORD
WARE
HERTFORDSHIRE SG12 8TH

MR RICHARD YOUNGMAN ORD 1P	233,164	DIRA BARTON EAST VILLAGE CREDITON DEVON EX17 4BZ	01
MRS HONGWEN YU ORD 1P	150,640	51 NORMANDY CRESCENT OXFORD OX4 2TQ	01
MR SHOUMING ZHONG ORD 1P	139,960	11 ROSE HILL OXFORD OX4 4JP	01
MR ZHONG ZHONG ORD 1P	5,652	401 UNIT 8 BUILDING 8 YI MEI GARDEN WEST AN NING ZHUANG ROAD BEI JING 100085 P R CHINA	01

Registered Number 05202283 Annual Return for Period 11-AUG-2006 to 10-AUG-2007

Total Number of Shareholder Accounts printed 170

Summary By Class·

Class	Name	Holding	Holders
01	01 ORD 1P	19,536,258	114

Companies House
- for the record -

88(2)

Return of Allotment of Shares

RECEIVED
2007 JUN 17 P 12:35

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	05202283
Company name in full	PHYNOVA PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	652080		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	36 57P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

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Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

FRIDAY
A36 13/04/2007 334
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 652,080
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed *Alan A [signature]* Date *11th April 2007*

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

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Return of Allotment

PHYNOVA GROUP PLC

Company Code: N54P

Registration Number 05202283 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 19-FEB-2007

Name and Address of Shareholder		Holding
MR WILLIAM DOYLE	MASSERIA DELLA CORTE VIA SALVEMINI S N VINCINO CALVARIO 73030 DEPRESSA DI TRICASE (LE) ITALY	10,000
MR STEPHEN MARSHALL	2 CALCOTT MEADOW SOUTHAM WARWICKSHIRE CV47 1ND	410,120
MR MICHAEL MARTIN	25 FORDINGTON ROAD LONDON N6 4TD	150,000
MR NORMAN PRICE	3 HALFSHIRE LANE BLAKEDOWN KIDDERMINSTER WORCS DY10 3LB	54,680
MS SARAH WADHAM	12 BRADBOURNE STREET LONDON SW6 3TE	27,280

Run Date: 29-MAR-2007 03:43PM
Ref: RS2802 V4.1e

Company Code: M54P

Return of Allotment

PHYNOVA GROUP PLC

Registration Number 05202283

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 19-FEB-2007

Total Number of Shareholder Accounts printed	5
Total holding for Return of Allotment	652,080

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT	2230	652,080
		652,080

Company Code: N54P

Return of Allotment

PHYNOVA GROUP PLC

Registration Number 05202283

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 19-FEB-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01

Registration Date 19-FEB-2007 to 19-FEB-2007

Sortkey Start
Sortkey End

Transaction Code	Posting Type
ALT	2230

Batch 000087

Companies House

— for the record —

123(ef)

Notice of increase in nominal capital

Received for filing in Electronic Format on the: **05/12/2007**

X3BDY V0U

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

Gives notice in accordance with section 123 of the above act that by resolution of the company dated **20/04/2007** *the nominal capital of the company has been increased by* **150000 GBP** *beyond the registered capital of* **350000 GBP**

The conditions (e.g. Voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

RANKING PARI PASSU WITH THE EXISTING ORDINARY SHARES OF £0.01 EACH

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **05/12/2007** *Authenticated:* **Yes (E/W)**

ORDINARY RESOLUTION

Received for filing in Electronic Format on the: **05/12/2007**

X3BU9Y8U

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

At A(n) **ANNUAL GENERAL MEETING** *of the above company duly convened and held at:*

PHYNOVA HOUSE, 16 FENLOCK COURT
BLENHEIM OFFICE PARK
LONG HANBOROUGH
WITNEY
OXFORDSHIRE
UNITED KINGDOM
OX29 8LN

The following **ORDINARY RESOLUTION** *was duly passed:* **20/04/2007**

The authorised share capital of the company increased to:

Amount:	**500000 GBP**
Number of shares:	**15000000**
Value of each share:	**.01 GBP**

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5202283

Company Name in full PHYNOVA GROUP PLC

	Day	Month	Year
Date of termination of appointment	14	12	2006

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title PROFESSOR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) MICHAEL WILLIAM

Surname FOWLER

	Day	Month	Year
†Date of Birth	06	04	1944

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 14/12/2006

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

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When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

WEDNESDAY A21 28/02/2007 COMPANIES HOUSE 286

Form revised 10/03

Phynova Group plc

ANNUAL REPORT
AND ACCOUNTS 2006

Company No 5202283

LEADING EXPERTS IN BOTANICAL DRUG DEVELOPMENT

Phynova Group plc (Phynova) is a public company listed on the AIM market of the London Stock Exchange. Founded in 2002, Phynova's drug candidates are derived from plants used in Chinese medicines that target significant unmet therapeutic needs in the areas of metabolic, viral and bacterial diseases and cancer.

China has a long history of using botanical drugs and Phynova's strategy is to use the wealth of historical and modern data available for many of these drugs as a starting point or discovery engine for developing modern medicines. Phynova's team is comprised of scientists, physicians and business people who have a deep understanding of both Western and Chinese pharmaceutical culture and medicine. This rare expertise means that we are uniquely placed to identify novel drug opportunities in China that can be transferred and developed for the West, China and emerging markets.

HIGHLIGHTS AND MILESTONES

FEB 2006	JULY 2006	AUGUST 2006	OCTOBER 2006
Admission to AIM Raised £3 6m	**First UK Patent Granted for PYN17**	**Establishment of Phynova China Limited**	**Placing for further £2 5m to fund development opportunities**

This Annual Report is printed on recycled paper in line with the company's environmental policies

PRODUCT PIPELINE WITH HIGH UPSIDE

PRODUCT	MARKET SIZE	LEADING EXISTING THERAPIES
PYN17 **Chronic HCV**	**2006 $3.5bn+** **2010 $9.0bn+**	**Pegasys $1.1bn**
PYN18 **Anti-viral HCV**	**2006 $3.5bn+** **2010 $9.0bn+**	**Pegasys $1.1bn**
PYN22 **Anti-obesity**	**2006 $0.8bn+** **2010 $2.0bn+**	**Xenical $0.5bn**
PYN5 **RSV/Flu**	**2006 $3.0bn+** **2010 $7.0bn+**	**Zithromax $1.4bn** **Tamiflu $1.2bn**
PYN6 **Antibacterial**	**2006 $30.0bn+** **2010 $44.0bn+**	**Zyvox $0.5bn**
PYN7 **Cancer**	**2006 $42.0bn+** **2010 $60.0bn+**	**Taxol $1.0bn**
PYN9 **Post-operative ileus**	**2006 $0.71bn+** **2010 $1.08bn+**	**No current therapies approved**

NOVEMBER 2006	DECEMBER 2006	JANUARY 2007
Acquisition – 45% of Botanic Century, Chinese drug development company In-licence of PYN6	**Appointed Karl Watkins MBE to Phynova Board, 20 years' industry experience of China**	**FDA granted IND for clinical trials on PYN17**

WHAT MAKES US DIFFERENT

- DISCOVERY ENGINE WITH 5,000 MEDICINAL PLANTS, HISTORY OF SAFE AND EFFECTIVE USE FOR MANY CENTURIES
- DEVELOPING DRUGS FOR GLOBAL MARKETS
- DEVELOPMENT PROGRAMME OF SEVEN DRUG CANDIDATES
- DRUG CANDIDATES SOURCED FROM SUSTAINABLE RESOURCES
- DRUG MARKET FOR EACH PRODUCT IN EXCESS OF $1 BILLION PER ANNUM
- EXPERTISE IN CHINESE AND WESTERN DRUG DEVELOPMENT

HOW WE DO IT

GAP PRODUCTION
THE SOURCE PLANTS ARE GROWN UNDER CONDITIONS WHICH FOLLOW GOOD AGRICULTURAL PRACTICE, "GAP", ENSURING CONSISTENT HIGH QUALITY RAW MATERIALS

PURIFICATION PROCESS
ONCE THE PLANTS ARE HARVESTED, THE RAW MATERIAL IS TRANSPORTED TO A DESIGNATED MANUFACTURER, WHICH IS CERTIFIED AS FOLLOWING GOOD MANUFACTURE PRACTICE, "GMP" THE GMP FACTORY CARRIES OUT THE EXTRACTION PROCESS TO OBTAIN THE STANDARDISED PLANT EXTRACTS

LABORATORY RESEARCH
PRE-CLINICAL WORK IS CARRIED OUT IN COLLABORATION WITH LEADING ACADEMIC RESEARCH INSTITUTIONS IN THE UK, HONG KONG AND CHINA PHYNOVA ALSO UTILISES THE BOTANICAL DRUG DEVELOPMENT EXPERTISE OF BOTANIC CENTURY'S SCIENCE TEAM, WHO WORK VERY CLOSELY WITH OUR SCIENTISTS BASED HERE IN THE UK

MODERN DOSAGE FORM
FINAL DRUG DOSAGE FORM IS DELIVERED IN WESTERN DRUG FORMAT, E G TABLET, CAPSULE, OR SOLUBLE LIQUID

OUTLICENCE TO PHARMACEUTICAL DRUG COMPANY
PHYNOVA'S BUSINESS MODEL IS TO PURSUE THE OUTLICENCE OF DRUG CANDIDATES TO PHARMACEUTICAL COMPANIES ONCE "PROOF OF CONCEPT" IS ESTABLISHED

Phynova is developing medicines for common diseases with high unmet medical need, utilising purified fractions from different plants to obtain novel combinations which exhibit substantial therapeutic benefits. Phynova's development programme concentrates on seven of these as outlined below.

PHYNOVA STRUCTURE

Phynova Group plc

Phynova Limited

- PYN17 CHRONIC HEPATITIS C
- PYN18 ANTI-VIRAL/HCV
- PYN22 ANTI-OBESITY/FATTY LIVER
- PYN5 RSV/FLU
- PYN6 ANTIBACTERIAL
- PYN7 CANCER
- PYN9 POST-OPERATIVE ILEUS

Phynova China Limited

- CHINESE PARTNERSHIPS
- NEW PRODUCT CANDIDATE
- CHINESE RELATIONSHIPS

Botanic Century

- POST-OPERATIVE ILEUS
- ANTI-DIABETIC
- INDEPENDENT PRODUCT PIPELINE
- CRO FOR CHINESE & WESTERN DRUG COMPANIES

Phynova China Limited has 45% shareholding in Botanic Century

CHAIRMAN'S STATEMENT

KARL WATKIN MBE
CHAIRMAN

WE WOULD LIKE TO THANK ALL OUR SHAREHOLDERS, BOTH EXISTING AND NEW, FOR THEIR SUPPORT

PYN17

PHYNOVA'S LEAD PRODUCT PYN17 GRANTED IND, JAN 2007

Introduction

It is a privilege to have been asked to become Chairman of Phynova I have followed the business for some time and am very excited about the opportunities ahead of us, particularly those within China, where I have extensive experience

I would like to start my first Chairman's Statement by welcoming all new shareholders who have invested in Phynova over the past year and by thanking all existing stakeholders for their continued support

Phynova has achieved several key milestones this year, pursuing its aim to become a leading developer of pharmaceuticals derived from Chinese botanical drugs for the treatment of viral and metabolic diseases and cancer These illnesses are growing in prevalence worldwide and there is a large unmet clinical need Phynova plans to be well positioned to address this need

Drug Development Programme

Significant progress has been made over the past year with PYN17, Phynova's lead candidate for the treatment of patients with chronic hepatitis C The recent acceptance by the FDA (US Food and Drug Administration) of our IND (Investigational New Drug) application to commence a clinical trial strongly endorses Phynova's business model to take products through the drug development process in substantially less time than for conventional drugs and at a much lower cost

PYN18, Phynova's novel antiviral treatment for the hepatitis C virus, continues to perform well within its pre-clinical programme

The in-licensing during 2006 of PYN22, for the treatment of obesity and fatty liver and PYN6, a novel antibacterial drug represent the achievement of further key milestones Based on encouraging preclinical data, a Phase I/IIa clinical trial for PYN22 is anticipated to start during 2007

Further in-licensing opportunities have been identified in China and are being evaluated

Finance

Phynova listed on the AIM market of the London Stock Exchange in February 2006 This was a major step in assuring the Company's financial stability and future success In October 2006, despite difficult market conditions, Phynova successfully raised a further £2 5 million, bringing the total funds raised in the 2006 calendar year to £6 1 million

We have received strong support from our investors over the last year and have sufficient funds to carry out our development programme into 2008

Operations

In addition to making good progress in our drug development portfolio, we established Phynova China, agreed to acquire a 45% shareholding in Beijing-based drug development Company, Botanic Century (completed in November 2006) and strengthened our scientific and management teams This has all been achieved within a strong financial control regime

Phynova China Limited, a Hong Kong-registered wholly-owned subsidiary, was established in 2006 to act as the commercial vehicle through which Phynova will identify new opportunities and acquisitions in China I am very pleased that Dr Ren Dequan, formally Deputy Director of the China's drug regulatory agency the SFDA, and William Doyle, one of Phynova's founders, have agreed to serve as co-Chairmen of Phynova China Limited The Company is very fortunate to have the benefit of their long experience in the Chinese pharmaceutical industry

Botanic Century significantly enhances Phynova's R&D capabilities and scientific resources, with its technical expertise, analytical facilities and drug development capability in China

Phynova operates with a low cost base resulting in a high level of operational effectiveness at minimal cost As the business has developed, we have taken the opportunity to strengthen our core operational team, while continuing to outsource high cost, low volume services

Board Changes

I would like to thank my predecessor, John Pool, for guiding the Company during the past two years and I am pleased to confirm that he will continue to serve on the Board as a Non-Executive Director

I would also like to thank Professor Mike Fowler who, having served the Company for many years, retired from the Board in December 2006 I am pleased that he will continue to serve as a scientific advisor to Phynova

Vision

Developments in 2006 have reinforced the Directors' opinion that the market for pharmaceuticals derived from medicinal plants and developed at relatively low cost is one with enormous potential The Chinese market is proving particularly interesting It is the intention of the Directors to take full advantage of Phynova's strength in this field and the emerging Chinese market in the coming year

KARL WATKIN MBE
15 MARCH 2007

CHIEF EXECUTIVE'S REVIEW

ROBERT MILLER
CHIEF EXECUTIVE OFFICER

I AM DELIGHTED THAT OUR INTRODUCTION TO AIM ON 27 FEBRUARY THIS YEAR SAW THE COMPANY ADVANCE ITS DEVELOPMENT THROUGH A PRE-IPO PLACEMENT, WHICH RAISED £3.6 MILLION BEFORE EXPENSES.

It gives me great pleasure to present this year's Chief Executive's Review In 2006, we made significant advances within Phynova's business and have put in place resources that will help to ensure its success into the future

In February 2006, Phynova was floated on the AIM market of the London Stock Exchange

Our lead drug candidate, PYN17, a treatment to relieve the debilitating symptoms of chronic hepatitis C infection, advanced along its development path at a great pace with the granting of a patent in the middle of the year, followed in January 2007 by the acceptance of our IND (Investigational New Drug) application by the FDA (US Food and Drug Administration) to conduct a clinical trial in the USA

Key new drug candidates PYN6, for bacterial infections, and PYN22, for obesity and associated fatty liver disease, were licensed in from China (PYN6 post year-end) and patent applications were submitted for PYN18, for the treatment of hepatitis C and PYN22

Towards the end of the year, Phynova continued to implement its strategy to develop closer links with China by the establishment of Phynova China and the post year end acquisition of a stake in Beijing based Botanic Century

Drug Development Programme
During the past year, our development program has progressed as follows

- PYN17 (Predicted Market Size by 2010 US$9 0bn+) – our lead candidate for the treatment of the symptoms of chronic hepatitis C received its first patent in July 2006 As previously announced, the FDA has recently accepted Phynova's IND application and our first clinical trial in the US is due to begin by mid-2007
- PYN18 (Predicted Market Size by 2010 US$9 0bn+) – is a potential antiviral candidate for the treatment of the hepatitis C virus PYN18 is a novel discovery made by the Company's scientists and to date has shown very good activity in hepatitis C virus replication screening tests
- PYN22 (Predicted Market Size by 2010 US$2 0bn+) – is a potential treatment for obesity and associated Non-Alcoholic Fatty Liver Disease (NAFLD) Based on encouraging pre-clinical data we anticipate commencing a Phase I/IIa clinical trial by the end of 2007
- PYN6 (Predicted Market Size by 2010 US$44 0bn+) – is a novel antibacterial in-licensed from Botanic Century Laboratory studies have demonstrated specific antibacterial properties against a number of important human pathogens providing the opportunity to treat a number of common life threatening infections
- PYN5 (Predicted Market Size by 2010 US$7 0bn+) – is based on a widely used treatment in China for flu and respiratory illness We are in the process of evaluating the potential role of this well tried agent in viral and bacterial infections of the respiratory tract
- PYN7 (Predicted Market Size by 2010 US$60 0bn+) – is an anti-cancer drug candidate, which has shown good pre-clinical activity against a range of cancers This program is benefiting from the Company's collaboration with the Institute of Cancer Studies at the University of Birmingham

Other Product Opportunities
One of the benefits of our recently established relationship with Botanic Century is that Phynova now has access to a number of potential new drug candidates Botanic Century's lead candidate is a drug for the treatment of post-operative ileus (a common cause of bowel obstruction) Chinese regulatory approval to market this product is expected in the next two years Phynova is currently investigating the opportunity to introduce this product to markets outside China

As a result of Phynova's increased market profile, interesting new drug development opportunities are being offered to the Company These opportunities are being assessed with a view to potential collaborations, in-licensing or acquisitions

Finance
The AIM flotation in February 2006 was successful in raising £3 6 million and in October 2006 we raised a further £2 5 million in conditions described by the City as "difficult for AIM listed companies" We are reassured by this confidence shown by the financial community for our business model

The Company's cash balance will enable the business to fulfil its current development programme into 2008

Over the next twelve months it is our intention to attract further institutional interest in Phynova and develop greater liquidity in its shares

CHINA WILL BE THE 5TH LARGEST PHARMA MARKET BY 2010 AND IS EXPECTED TO BE THE LARGEST BY 2050

(FORBES 24 07 06)

China/Business Development and Acquisitions

Phynova's position in China has been strengthened by the establishment of Phynova China during the year and the acquisition of 45% of Botanic Century in November 2006 China is the world's 9th largest pharmaceutical market and in three years' time it is predicted to become the 5th largest We believe that Phynova is now well positioned to take advantage of the growth potential of the Chinese pharmaceutical market

Phynova China was set up to give a formal structure to the Company's China strategy We are fortunate to have the benefit of Dr Ren Dequan in his role as Phynova China's co-Chairman to advise us on key partnerships and potential acquisition targets We expect to further strengthen the Phynova China Board in 2007

The acquisition of a shareholding in Botanic Century gives the Company access to highly qualified scientists and analytical services at a fraction of the cost of similar resources in the West In addition, Botanic Century's drug pipeline is available to Phynova to exploit outside China We look forward to sharing the revenues generated through Botanic Century's growth over the coming years

Operations

A key part of Phynova's success over the past year has been its ability to operate with low fixed overheads This involves working with high quality advisors and employing experienced consultants to undertake highly technical operations that represent high value, but low volume activities As the Company grows, we will closely review this strategy and will recruit additional staff to fill key positions where they are shown to be economically viable

HISTORICALLY PLANTS AND OTHER NATURAL PRODUCTS HAVE BEEN THE **MAJOR SOURCE** OF MANY IMPORTANT DRUGS.

RESEARCH & DEVELOPMENT
PRODUCT PIPELINE

DEVELOPMENT STAGE	PRE-CLINICAL		CLINICAL		
	VERIFICATION	FORMULATION	PHASE I	PHASE IIA	PHASE IIB
PYN17 HEPATITIS C					
PYN18 ANTI-VIRAL					
PYN22 ANTI-OBESITY/ FATTY LIVER					
PYN5 RSV/FLU					
PYN6 SUPER BUGS					
PYN7 CANCER					
PYN9 POST-OPERATIVE ILEUS					

THE SOURCE PLANTS ARE GROWN UNDER CONDITIONS WHICH FOLLOW GOOD AGRICULTURAL PRACTICE ENSURING CONSISTENTLY HIGH QUALITY PLANTS

Board
I would like to take this opportunity of thanking all the members of the Board not only for their support, but also their drive and vision As the result of the retirement of Professor Mike Fowler in December 2006 we were very pleased to be able to appoint Karl Watkin MBE to the Board and latterly as the Company's new Chairman

Karl has considerable experience in both the City and China where he has had an active and constant presence for more than 25 years He has several major business interests in China and is currently leading a multi-party initiative, Going Global, to transform Chinese companies corporate governance capabilities prior to listing on UK stock markets I believe that Phynova will benefit from Karl's extensive experience in growing early stage public companies

I'd like to thank John Pool very much for his contribution over the past years as Chairman of Phynova John has provided a steady hand and manoeuvred us expertly through the intricacies of Corporate Governance during our inaugural year on AIM I'm pleased that John has agreed to remain on the Board for a period as a Non-Executive Director

Outlook
All major drug manufacturers have key products that are nearing the end of their patent lives, with pipeline candidates in short supply The industry is looking to smaller life science companies to provide the drugs of the future The acceptance of our IND by the FDA in January 2007 is a major milestone and further confirmation of the Phynova model to get new drugs into clinical trials in substantially less time than for conventional drugs and at a much lower cost As a British drug development company with operations in the UK and China, Phynova is well positioned to take advantage of its expertise in the development of botanical drugs and deliver them into markets throughout the world By building on the strong foundations laid down over the last twelve months, I intend to continue to focus on maximising Phynova's business potential and adding shareholder value

Finally, I'd like to take this opportunity to thank all stakeholders for their support over the past year and I look forward to another strong year for Phynova in 2007

ROBERT MILLER
15 MARCH 2007

BOTANIC CENTURY

Professor Chen Xie, CSO of Botanic Century

BOTANIC CENTURY IS A BOTANICAL DRUG DEVELOPMENT COMPANY BASED IN BEIJING'S ZHONGGUANCHUN SCIENCE AND TECHNOLOGY ZONE THAT WAS ESTABLISHED IN 2003 AS A SPIN OUT OF THE INSTITUTE FOR MEDICINAL PLANT DEVELOPMENT IN NOVEMBER 2006, PHYNOVA CHINA ACQUIRED A 45% HOLDING IN BOTANIC CENTURY

THIS EXCELLENT PARTNERSHIP HAS ALLOWED BOTH COMPANIES TO MAXIMIZE THEIR RESEARCH AND DEVELOPMENT POTENTIAL AND MARKET OPPORTUNITIES IN CHINA AND THE WEST PHYNOVA AND BOTANIC CENTURY ARE CURRENTLY CO-DEVELOPING A NUMBER OF DRUG CANDIDATES, PYN18 (HEPATITIS C) AND PYN6 (ANTIBACTERIAL)

PHYNOVA'S SCIENTISTS WORK CLOSELY WITH PROFESSOR CHEN AND HER TEAM OF SCIENTISTS AT BOTANIC CENTURY

BOARD OF DIRECTORS
PHYNOVA GROUP PLC

BOARD MEMBERS
LEFT TO RIGHT KARL WATKIN, ROBERT MILLER, STEPHEN MARSHALL, EDWARD BLAIR, ALAN BROWN, WILLIAM DOYLE, MICHAEL MARTIN AND JOHN POOL

PHYNOVA CHINA LIMITED

BOARD MEMBERS
LEFT TO RIGHT WILLIAM DOYLE CO-CHAIRMAN, REN DEQUAN CO-CHAIRMAN, ROBERT MILLER DIRECTOR AND ALAN BROWN DIRECTOR

Karl Watkin MBE, Chairman
Karl brings to the role of Chairman over 25 years' experience working in China, a market critical to Phynova's business strategy, and extensive public company experience Until earlier this month, Karl was chairman of D1 Oils plc, a UK-based global producer of biodiesel, of which he was the founder and received an MBE for his services to UK exports in 1993 He will remain on the board as a non-executive director of D1 Oils Other current directorships include non-executive director of China Goldmines plc, a gold resource company with a direct interest in a gold mining project in the province of Hunan, China Karl also brings valuable expertise gained from the healthcare sector via Dermasalve Sciences plc, a developer of retail dermatology products, which he created in 2004, floated in January 2006 and currently serves as a non-executive director

Robert Miller, Chief Executive Officer*
Robert has had over 20 years' experience in the natural products industry in both the United States and Europe He is one of the main individuals responsible for the establishment of Chinese herbal medicine in the UK He has had broad experience in the areas of product development, manufacturing, quality control and regulatory affairs relating to natural products In 1997 he founded East West Biotech Limited, a company using proteomic technology for the development and quality control of botanical drugs whose assets were acquired by Oxford Natural Products Limited ("ONP") in 1999 Following the acquisition he was responsible for business development at ONP until October 2000

Stephen Marshall, Chief Operating Officer
Stephen has a degree in Engineering Geology and Geotechnics and is a Chartered member of the Institution of Civil Engineers and the Institute of Materials, Mining and Metallurgy He joined City Analytical Services Limited (an environmental chemical testing company) in 1994 and became managing director in 1996 He was instrumental in restructuring the business and raising development finance The business was sold to a major UK plc in 2001

Edward Blair PhD, Chief Science Officer
Edward is a molecular biologist/biochemist with 15 years' experience in the pharmaceutical industry, recently as director of applied diagnostics and surrogates at GlaxoSmithKline (GSK), and is also a visiting scholar at the University of Cambridge He has been involved in all aspects of early phase drug development from target identification and routine compound screening through pre-clinical development and Phase II clinical trials He has developed programmes that support the strategic integration of surrogate biomarkers into the drug development pipeline from candidate selection to approval and launch His broad therapeutic area experience includes viral, respiratory, liver and neurodegenerative disease, and also cancer gene therapy, with research aspects conducted in collaboration with esteemed UK, European and US academic groups He is an expert in the field of virology having edited two books on the subject and has published more than 30 primary papers

Alan Brown, Finance Director/ Company Secretary*
Alan has over 20 years' experience in finance and specialises in providing financial management and financial controls for medical research companies including Avidex, Ribostem and Prosurgics Alan has a degree in accountancy and computer science, qualified as an accountant with Dunn & Bradstreet and is a fellow of the Institute of Certified Chartered Accountants

William Doyle, Non-Executive Director*
William, the founder of Phynova, has spent the past ten years focusing on the healthcare market His efforts led to the US$100 million financing of Enzymatic Therapy, Inc , where he served as vice-chairman, the creation of Integrative Therapeutics, Inc , a consolidation of professional distribution companies and the execution of Phynova's agreement with Hepusen in Beijing

Michael Martin, Non-Executive Director
Michael has been a partner in Anvil Partners (now Anvil Partners LLP) since 1995 where he specialises in raising finance for management buy-outs and development capital He previously spent 18 years in investment banking in London, New York, Paris and Dublin with Kleinwort Benson and Allied Irish Investment Bank and qualified as an accountant with Price Waterhouse

John Pool, Non-Executive Director
John has extensive experience in establishing public companies in the medical sector In 1981 he instigated and was programme manager for the flotation of the first private hospital in the UK, The West Yorkshire Clinic, now a part of Community Hospitals Group plc In 1987 he founded a private company exploiting computer-aided molecular design in drug discovery which became a subsidiary of Proteus International plc in 1990 Having led the successful flotation of Proteus International plc on the Unlisted Securities Market of the London Stock Exchange, he served as its managing director and subsequently as deputy chairman, retiring in 1995 He is a director of The Medical House plc, Eirx Therapeutics plc (chairman), IDMOS plc (chairman) and Physiomics plc (chairman)

Ren Dequan, Co-Chairman**
Dr Ren Dequan, appointed as Co-Chairman since September 2006, former vice director of China's State Food and Drug Administration, and China's State Administration of Traditional Chinese Medicine, was president of China National Pharmaceutical Corporation He worked closely with Wu Yi and represented China's pharmaceutical interests in the World Trade Organization negotiations and has been a frequent speaker at the Davos World Economic Forum on improving global healthcare

* Also Director of Phynova China Limited
** Director of Phynova China Limited only

PYN17
SYMPTOMATIC RELIEF OF CHRONIC HEPATITIS C (CHC)

PYN17 is currently one of of the very few products in clinical development for CHC, targeting the symptoms and liver inflammation of this patient population, who at present have few treatment options The World Health Organisation (WHO) estimates that about 200 million people are infected with Hepatitis C Virus (HCV) with a global 170 million chronic suffers at risk of developing liver cirrhosis and/or liver cancer It calls HCV a "viral time bomb" In China there are according to Government estimates around 40 million HCV positive individuals Approximately half of Western patients receive a long-term benefit from the current "gold-standard" treatment of interferon plus ribavirin The unmet medical need thus remains very high and the market potential for a new effective treatment is substantial – more than US $10 billion by 2010 A clinical study conducted by Professor Graham Foster at the Royal London Hospital indicated that PYN17 was safe and effective in decreasing markers of liver inflammation In January this year our Investigational New Drug (IND) application was accepted by the US Food and Drug Administration (FDA), allowing us to conduct trials there The first study in the US will begin at five centres in May 2007 Proof of safety and efficacy in the US, widely accepted as the toughest, but largest, pharmaceutical market in the world, will allow us to bring PYN17 to the market there followed by other major markets The patent for PYN17 as a treatment for CHC was granted in July 2006 and is being pursued in other territories via the Patent Co-operation Treaty (PCT) Additionally, as PYN17 is unique in specifically targeting the symptoms of CHC, the possibility of combination therapy with peginterferon and ribavirin which only target the virus, is a further substantial opportunity

PYN17 CONSTIUENTS

THE USE OF VIRUS REPLICATION SCREENING ALLOWS US TO ASSESS THE DIRECT POTENCY OF PYN17 AND ITS COMPONENTS ON THE VIRAL CAUSE OF CHRONIC HEPATITIS C (CHC)

PYN17 HEPATITIS C & PYN18 ANTI-VIRAL

PYN18
FOR HEPATITIS C VIRUS (HCV)

PYN18 is a novel potential anti-viral treatment for HCV identified by Phynova through use of a surrogate HCV replication assay, called a replicon PYN18 is comprised of highly purified active fractions, which have shown good antiviral activity in the replicon assay Methods to facilitate manufacturing-scale production are also being developed In contrast to PYN17, PYN18 has a product profile similar to the small molecular antiviral entities being developed by Vertex, Medivir and several other biotechs Like HIV treatment regimens, it is likely that optimal treatment of HCV will require a combination of therapies Understanding the mode-of-action of PYN18 is a major objective in the coming year for Phynova A patent is pending on PYN18 for inhibition of HCV

PHYNOVA'S ACTIVITY-GUIDED PURIFICATION PROCESS ALLOWS US TO EFFECTIVELY IDENTIFY ACTIVE DRUG CANDIDATES

HEPATITIS C IS COMPARABLE TO A "VIRAL TIME BOMB" THE WORLD HEALTH ORGANISATION (WHO) ESTIMATES THAT ABOUT 200 MILLION PEOPLE, 3% OF THE WORLD'S POPULATION, ARE INFECTED WITH HEPATITIS C VIRUS (HCV) AND 3 TO 4 MILLION PERSONS ARE NEWLY INFECTED EACH YEAR

BSIP, Cavallini James/Science Photo Library

PYN22 OBESITY/FATTY LIVER DISEASE

Obesity is a huge medical problem worldwide, particularly in developed countries One of the increasingly recognised complications of obesity is non-alcoholic fatty liver disease (NAFLD), which can lead to liver cirrhosis and hepatocellular carcinoma Currently there is no specific treatment for NAFLD and there remains a high unmet medical need The worldwide obesity market is predicted to exceed US$3 billion by 2010 Phynova has, on the basis of data from China, its own gene expression profiling and advice from its scientific advisory panel, decided to pursue a primary therapeutic indication of NAFLD for PYN22 In addition to addressing the unmet market demand, with few competitors, this indication will allow for more objective clinical endpoints and thus a clear cut trial outcome The deposition of high levels of fat in the liver, as the result of a number of metabolic disorders and/or poor diet, leads to an inflammation that progresses to cirrhosis and liver cancer if left untreated PYN22 is a highly purified active fraction from a single plant extract and is already developed into an acceptable dosage form The potential market for NAFLD is currently at least US $1 billion and rising to several US $ billion by 2010 Pre-clinical testing of PYN22, to confirm safety and efficacy data from China, is very promising and we expect to begin our first clinical study late in 2007

OBESITY IS AMONGST THE FASTEST RISING DISEASE INDICATIONS IN THE WESTERN WORLD AND IS EVIDENT IN THE INCREASED PREVALENCE OF DIABETES AND FATTY LIVER DISEASE

PYN9 POST-OPERATIVE ILEUS

Developed by Botanic Century, this candidate has shown excellent pre-clinical efficacy A clinical trial application has already been filed in China Post-operative ileus, a form of bowel obstruction/ hypomotility associated with surgery and particularly use of opiate pain killers, is a near universal phenomenon that is an important cause of post-operative morbidity and delayed hospital discharge

A range of measures, including epidural anaesthesia and reduced opiate use, have been shown to be of some benefit Recent studies indicating the benefits of peripherally acting opiate antagonists and the importance of the inflammatory response in gut muscle in mediating ileus have indicated that pharmaceutical intervention is both feasible and appropriate

THERE IS CURRENTLY AN UNMET MEDICAL NEED FOR THE TREATMENT OF ARRESTED BOWEL FUNCTION FOLLOWING ABDOMINAL SURGERY PHYNOVA'S SCIENTIFIC INVESTIGATIONS INTO THIS CONDITION SUGGEST THAT THEIR NEW THERAPEUTIC APPROACH SHOWS GREAT PROMISE

PYN9 POST-OPERATIVE ILEUS & PYN5 RSV/FLU

PYN5 RESPIRATORY TRACT INFECTIONS (RTIS)

PYN5, based on a widely used product in China, is a treatment for respiratory tract infections such as pneumonia, acute bronchitis, and RSV-associated lung disease, which is a leading cause of viral death in children The three plant extract formulation combines anti-viral, anti-bacterial and anti-inflammatory properties such that PYN5 may also have an indication in treating bacterial sepsis Our own study showed that one of the individual extracts in PYN5 was able to inhibit the SARS Coronavirus and a patent was filed on this basis

CELL CULTURE ASSAYS HAVE SHOWN THAT ONE COMPONENT OF PYN5 HAS POTENT ANTIVIRAL ACTIVITY, AS DEMONSTRATED FOR EXAMPLE WITH THE CORONAVIRUS BEHIND THE RECENT SARS OUTBREAKS

PYN6 BACTERIAL INFECTIONS

An estimated 100,000 UK patients per annum contract an antibiotic-resistant infection while in hospital The reported cost to the NHS of treating these infections is believed to exceed £1 billion With the sharp increase of so-called "super-bugs" such as MRSA in hospitals, there is a major need for new anti-bacterial treatments PYN6 has been found in screening assays conducted in China and the UK to have activity against major classes of pathogenic bacteria, including MRSA, that have acquired resistance to current front-line antibiotics Phynova plans to commence a clinical study in 2008 PYN6 is an active fraction isolated from a single plant

PREVENTING THE GROWTH OF PATHOGENIC BACTERIA THAT NO LONGER RESPOND TO CURRENT FRONT-LINE ANTIBIOTICS IS AN IMPORTANT UNMET NEED IN HOSPITAL-ACQUIRED INFECTIONS

PYN6 ANTIBACTERIAL & PYN7 CANCER

PYN7 CANCER

PYN7 is based on a medicine used in China In a series of cell-based screens performed by Phynova, PYN7 showed activity against a number of cancer cell lines at a potency consistent with selective cytotoxicity Development work in collaboration with the Institute of Cancer Studies (Birmingham) indicates a mode-of-action that may offer an effective combination with existing therapies, and further pre-clinical studies are already scheduled for 2007 On 5 February 2007, Phynova signed a collaboration and service agreement with the Hong Kong Jockey Club Institute of Chinese Medicine Limited (HKJCICM) to develop novel anti-cancer drugs based on Chinese medicine

SELECTIVE CYTOTOXICITY IS THE KEY TO ABLATION OF SOLID TUMOUR GROWTH IN THE LUNGS, SKIN AND OTHER TISSUES

J W Schuler/Science Photo Library

DIRECTORS' REPORT

The Directors present their report together with the audited financial statements for the year ended 30 September 2006

Results and dividends
The profit and loss account is set out on page 18 and shows the loss for the year

The Directors do not recommend the payment of a dividend (2005 nil)

Principal activities, review of business and future developments
The Group's principal activity is that of a developer of pharmaceuticals derived from Chinese botanical drugs targeting viral and infectious diseases and cancer

The Group now has a well developed portfolio of products derived from proven Chinese botanical drugs that address major unmet needs in Western medicine

Commercialisation will be achieved through licensing deals to major pharmaceutical companies which will then take the products through final trials and to market The Group is very encouraged by the enquiries it has already received regarding the licensing of its two lead products, PYN17 and PYN18

Developments in 2006 have reinforced the Directors' opinion that the market for pharmaceuticals derived from medicinal plants and developed at relatively low cost is one with enormous potential The Chinese market is proving particularly interesting It is the intention of the Directors to take full advantage of Phynova's strength in this field and the emerging Chinese market in the coming year

Principal risks and uncertainties
Phynova is able to reduce the risk associated with pharmaceutical drug development with its portfolio of seven drugs in development and a further three development drugs following the investment in Botanic Century The Company's cash balance will enable the business to fulfil its current development programme into 2008

Policy and practice on the payment of creditors
The Company does not subscribe to a particular code but follows a policy whereby it agrees appropriate terms and conditions for its business transactions with suppliers Payments are then made on these terms, subject to the terms and conditions being met by suppliers At the balance sheet date the trade creditors value was £101,546, representing 48 creditor days

Post balance sheet events
On 5 October 2006, the Company raised £2,539,499 through the placing of 3,385,999 Ordinary shares of 1p each at 75p per share The net proceeds of the Placing were partly used for the establishment of Phynova China Limited, a wholly owned Hong Kong based subsidiary, through which Phynova conducts its commercial activities in China This has provided a crucial Chinese base for the Company The first transaction for Phynova China Limited, was the acquisition of a 45 per cent purchase of Botanic Century, a Beijing based drug development Company specialising in botanic-based products sourced in China for a cash consideration of £531,000 The agreement was completed on 14 November 2006 and includes an option to license Botanic Century's novel anti-bacterial drug candidate for Western markets In addition, Botanic Century has a pipeline of three new drug candidates currently being developed for the Chinese market, including a novel treatment for post-operative peristalsis, which is expected to be licensed for use in China within the next two years

Further share and share option movements are detailed in note 2 to the financial statements

Charitable and political donations
During the year the Group made charitable donations of £200 to charities serving the community in which the Group operates No political donations were made

Research and development
Research and Development expenses amounted to £497,799 (2005 £243,253) all of which was written off during the year

Directors' indemnity insurance
The Company had Directors' and Officers' Liability insurance policy in force during the year

Financial Instruments
Details of the financial instruments held by the Company and its subsidiary undertaking are contained in note 23 of the financial statements

Directors

The Directors who held office at the end of the year had the following interests in the shares of the Company recorded in the register of Directors' share and share options

	Ordinary shares of 1p each			Share Options	
	30 September 2006 Number	30 September 2005 Number	Note	30 September 2006 Number	30 September 2005 Number
R Miller	845,853	845,853		-	-
M Martin	876,485	876,485	(1)	615,520	615,520
			(2)	73,800	73,800
			(3)	81,960	81,960
			(4)	70,000	70,000
			(5)	23,450	23,450
			(6)	60,000	60,000
			(12)	30,417	-
M Fowler	451,840	451,840		-	-
W Doyle	1,714,307	1,714,307	(1)	22,640	22,640
S Marshall	793,395	793,395	(1)	410,120	410,120
			(2)	273,400	273,400
			(7)	20,000	20,000
E Blair	-	-	(8)	37,080	37,080
			(9)	12,000	12,000
			(4)	9,000	9,000
			(6)	18,000	18,000
J Pool			(10)	100,000	100,000
A Brown	13,000	13,000	(11)	50,000	-

On 14 December 2006, M Fowler resigned and K Watkin was appointed to the Board of Directors On 29 January 2007 J Pool resigned as Chairman and K Watkin was appointed Chairman J Pool continues as a Non-Executive Director of the Company

The share options are exercisable between the following dates and at the following rates

(1) 23 September 2004 and 9 February 2007 at 36 57p
(2) 23 September 2004 and 15 April 2007 at 36 57p
(3) 23 September 2004 and 14 June 2007 at 36 57p
(4) 31 March 2005 and 31 March 2008 at 50p
(5) 22 September 2005 and 22 September 2008 at 50p
(6) 30 September 2005 and 30 September 2008 at 50p
(7) 31 January 2005 and 31 January 2008 at 50p
(8) 23 September 2004 and 12 July 2007 at 36 57p
(9) 31 January 2005 and 31 January 2008 at 36 57p
(10) 28 February 2005 and 28 February 2008 at 50p
(11) 13 February 2006 and 13 February 2009 at 50p
(12) 27 February 2006 and 27 February 2009 at 60p

The movements in Directors' share and share options since the year end are detailed in note 2 to the financial statements

Directors' responsibilities
The Directors are responsible for preparing the Report and the financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice

Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group and Company and of the profit or loss for that period In preparing those financial statements, the Directors are required to

- select suitable accounting policies and then apply them consistently.
- make judgements and estimates that are reasonable and prudent,
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions The maintenance and integrity of the Group's website is the responsibility of the Directors The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein An electronic copy of these financial statements is available on the Company website www phynova com

Auditors
All of the current Directors have taken all the steps that they ought to have taken to make themselves aware of any information needed by the Company's auditors for the purpose of their audit and to establish that the auditors are aware of that information The Directors are not aware of any relevant audit information of which the auditors are unaware

BDO Stoy Hayward LLP were appointed as auditors during the period and have expressed their willingness to continue in office A resolution to re-appoint them will be proposed at the Annual General Meeting

By order of the Board

R Miller
Director
15 March 2007

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF PHYNOVA GROUP PLC

We have audited the Group and parent Company financial statements (the "financial statements") of Phynova Group plc for the year ended 30 September 2006 which comprise the Consolidated Profit and Loss Account, the Consolidated and Company Balance Sheets, the Consolidated Cash Flow Statement and the related notes These financial statements have been prepared under the accounting policies set out therein

Respective responsibilities of directors and auditors
The Directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the Directors' Report is consistent with those financial statements We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it The other information comprises the Directors' Report, Chairman's Statement and the Chief Executive's Review We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any other information

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements

Opinion
In our opinion

- the Group financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Group's affairs as at 30 September 2006 and of its loss for the year then ended,
- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 30 September 2006,
- the financial statements have been properly prepared in accordance with the Companies Act 1985, and
- the information given in the Directors' Report is consistent with the financial statements

BDO Stoy Hayward LLP

BDO Stoy Hayward LLP
Chartered Accountants and Registered Auditors
Birmingham
15 March 2007

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	Note	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Turnover		-	-
Cost of sales – research and development		497,799	243,253
Gross Loss		497,799	243,253
Administrative expenses		1,034,147	363,400
AIM Listing expenses		131,781	-
Total administrative expenses		1,165,928	363,400
Operating loss		(1,663,727)	(606,653)
Interest receivable and similar income		24,708	-
Interest payable and similar charges	8	(1,417)	-
Loss on ordinary activities before and after taxation	3	(1,640,436)	(606,653)
Basic and diluted loss per share	2	(13 6p)	(8 7p)

The Company has no recognised gains and losses other than those shown above All amounts relate to continuing activities

The notes on pages 22 to 31 form part of the financial statements

CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2006

	Note	30 September 2006 £	£	30 September 2005 As restated £	£
Fixed assets					
Tangible assets	9		7,590		2,165
Current assets					
Debtors	12	254,400		204,721	
Cash at bank and in hand		1,977,967		28,778	
		2,232,367		233,499	
Creditors amounts falling due within one year	13	(206,533)		(217,090)	
Net current assets			2,025,834		16,409
Total assets less current liabilities			2,033,424		18,574
Provision for liabilities	14		371,183		236,120
			1,662,241		(217,546)
Capital and reserves					
Called up share capital	15		147,998		76,197
Share premium account	16		3,497,856		302,007
Warrant Reserve	16		369,459		116,886
Merger difference reserve	16		642,711		642,711
Profit and loss account	16		(2,995,783)		(1,355,347)
Shareholders' funds	17		1,662,241		(217,546)

These financial statements were approved by the Board of Directors and authorised for issue on 15 March 2007 and were signed on its behalf by

R Miller
Director

The notes on pages 22 to 31 form part of the financial statements

COMPANY BALANCE SHEET
AT 30 SEPTEMBER 2006

	Note	30 September 2006 £	£	30 September 2005 As restated £	£
Fixed assets					
Investments	10		67,305		65,932
Current assets					
Debtors	12	1,286,811		432,202	
Cash at bank and in hand		1,891,478		2	
		3,178,289		432,204	
Creditors amounts falling due within one year	13	-		(3,046)	
Net current assets			3,178,289		429,158
Total assets less current liabilities			3,245,594		495,090
Provision for liabilities	14		28,008		-
			3,217,586		495,090
Capital and reserves					
Called up share capital	15		147,998		76,197
Share premium account	16		3,497,856		302,007
Warrant Reserve	16		369,459		116,886
Profit and loss account			(797,727)		-
Shareholders' funds	17		3,217,586		495,090

These financial statements were approved by the Board of Directors and authorised for issue on 15 March 2007 and were signed on its behalf by

R Miller
Director

The notes on pages 22 to 31 form part of the financial statements

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2006

	Note	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Net cash outflow from operating activities	20	(1,586,394)	(453,568)
Returns on investments and servicing of finance			
Interest received		24,708	-
Interest paid and similar charges		(1,417)	-
Net cash inflow from returns on investment and servicing of finance		23,291	-
Capital expenditure and financial investment			
Purchase of tangible fixed assets	9	(7,931)	(725)
Net cash outflow from capital expenditure and financial investment		(7,931)	(725)
Cash outflow before financing		(1,571,034)	(454,293)
Financing			
Issue of ordinary share capital	17	4,198,342	462,030
Share issue expenses	17	(678,119)	(32,872)
Net cash inflow from financing		3,520,223	429,158
Increase/(decrease) in cash	22	1,949,189	(25,135)

The notes on pages 22 to 31 form part of the financial statements

NOTES FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2006

1 Accounting policies
Basis of preparation
The financial statements have been prepared under the historical cost convention, and in accordance with United Kingdom Generally Accepted Accounting Policies A summary of the principal Group accounting policies, which have been applied consistently except as stated, is set out below

In preparing these financial statements the Group has adopted for the first time FRS 21 "events after the balance sheet date" and FRS 25 "Financial Instruments Disclosure and Presentation (The Group has only adopted the presentational requirements of this standard) Adopting these standards does not have any impact of the financial statements at 30 September 2006 or 30 September 2005

Phynova is a research and development based biopharmaceutical business which expects to incur further losses until revenues from royalty income, milestone payments and product sales exceed expenditure on the product portfolio as well as overheads and administrative costs The Directors believe that the Group has sufficient funds for the foreseeable future, therefore the financial statements have been prepared on the going concern basis

Basis of consolidation
The consolidated financial statements of the Group include the accounts of Phynova Group plc and all of its subsidiary undertakings (together, the "Group"), made up to 30 September 2006 InterCompany transactions are eliminated on consolidation and the consolidated accounts reflect external transactions only

Accounting Periods
The current accounting period covers the 12 months ended 30 September 2006 Prior accounting period covers the 15 months from 1 July 2004 to 30 September 2005

Merger Accounting
Where merger accounting is used, the investment is recorded in the Company's balance sheet at the nominal value of the shares issued together with the fair value of any additional consideration paid

In the Group financial statements, merged subsidiary undertakings are treated as if they had always been a member of the Group The result of such a subsidiary are included for the whole period in the period it joins the Group The corresponding figures for the previous year include its results for that period, the assets and liabilities at the previous balance sheet date and the shares issued by the Company as consideration as if they had always been in issue Any differences between the nominal value and share premium of the shares acquired by the Company and those issued by the Company to acquire them is taken to reserves

Research and development
Research and development expenditure is written off as incurred

Deferred Taxation
Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the Group anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences

Deferred tax balances are not discounted

Fixed assets and depreciation
Depreciation is provided by the Company to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows

Fixtures and fittings	Over 3 years straight line
Office furniture	Over 3 years straight line
Scientific equipment	Over 3 years straight line

1 Accounting policies continued

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of exchange transaction Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account

Financial Instruments

Financial instruments are measured initially and subsequently at cost Short term debtors and creditors have been excluded from the financial instrument disclosures in note 23

Operating leases

Rental charges for operating leases are charged to the profit and loss account on a straight line basis over the life of the lease

Turnover

The Group has not yet received or accrued any turnover

Simultaneous Issue of Shares and Warrants

Where shares and warrants are issued simultaneously and the warrants can be transferred, cancelled or redeemed independently of the shares, then the related proceeds are apportioned to the shares and warrants in accordance with Financial Reporting Standard 4 "Capital Instruments" This apportionment is based upon the fair value of the warrants at the date of issue The proceeds allocated to the warrants are credited to a warrant reserve On the exercise of the warrants a transfer is made from the warrant reserve to the share premium account

National Insurance on Share Options

To the extent that the share price at the balance sheet date is greater than the exercise price on options granted under unapproved schemes, provision for any National Insurance contributions has been made based on the prevailing rate of National Insurance The provision is accrued over the performance period attaching to the award

Share based payments

When share options are granted a charge is made to the Group profit and loss account to record the fair value of the awards on a similar basis to UITF Abstract 17 "Employee Share Schemes" No charge has been made to date as the exercise price of all share options granted has been equal to the Company's share price at the date of award

2 Loss per share

The calculation of the basic and diluted loss per share is based on the loss on ordinary activities after tax and on the weighted average number of ordinary shares in issue during the period The loss and weighted average number of shares used in the calculation are set out below

Basic and diluted loss per share	Loss £	Weighted average number of shares	Loss per share pence
Twelve months ended 30 September 2006	**(1,640,436)**	**12,027,943**	**(13 6)**
Fifteen months ended 30 September 2005	(606,653)	6,952,913	(8 7)

At 30 September 2006, the Company had 7,210,560 share options outstanding, representing 32 7% of the Company's enlarged share capital, on the basis of all the share options being exercised before expiration The share options have not been included in the calculation of the diluted loss per share as they would dilute a loss

On 5 October 2006, the Company issued 3,385,999 ordinary shares On 9 February 2007, W Doyle, M Martin and S Marshall exercised options over 10,000, 150,000 and 410,120 shares respectively The shares were issued on 19 February 2007 On 19 February 2007, K Watkin was granted share options over 500,000 shares at £1 per share and 500,000 shares at £1 50 per share On the same date he also acquired 105,560 shares On 19 February 2007, 81,960 options were exercised by other shareholders

3 Loss on ordinary activities before taxation

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Loss on ordinary activity before taxation is stated after charging		
Research and development – current period's expenditure	497,799	243,253
Depreciation of tangible fixed assets	2,506	1,827
Auditor's remuneration – Group		
Audit fees	24,000	6,000
Taxation fees	10,500	4,250
Services relating to corporate finance	51,932	–
(included in AIM flotation costs, deducted from share premium account £20,834)		
Auditor's remuneration – Company		
Audit fees	5,000	1,000
Taxation fees	3,000	1,000
Services relating to corporate finance	51,932	–
(included in AIM flotation costs, deducted from share premium account £20,834)		

4 Staff numbers and costs

The average number of persons employed including Executive Directors during the year, analysed by category, was as follows

	Group		Company	
	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Directors	3	2	3	2
Others	3	–	3	–
	6	2	6	2

The aggregate payroll costs of these persons were as follows

	Group 12 Months ended 30 September 2006 £	Company 12 Months ended 30 September 2006 £	Group 15 Months ended 30 September 2005 £	Company 15 Months ended 30 September 2005 £
Wages and salaries	366,208	366,208	see below	see below
Social security costs	43,636	43,636		
	409,844	409,844		

Other than the Directors' emoluments disclosed in note 5, the Company and the Group did not incur any staff costs for the 15 months ended 30 September 2005

5 Directors' remuneration

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Directors' emoluments	**381,693**	152,116

The highest paid Director received emoluments of £135,001(2005 £110,005) excluding pension contributions of £nil (2005 £nil)

Details of consultancy services provided by entities in which any Director holds an interest are disclosed in note 18 Included in the above amount is £78,668 (2005 £132,110), which has been paid to third party companies, which the Directors control, for the services of those Directors Non consultancy payments of £47,702 (2005 £20,006) were also made

6 Taxation on loss on ordinary activities

The tax assessed for the period is higher than the standard rate of corporation tax in the UK The differences are explained below

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Loss on ordinary activities before tax	**(1,640,436)**	(606,653)
Loss on ordinary activities at the standard rate of corporation tax in the UK of 30% (2005 30%)	**(492,131)**	(181,996)
Effect of		
Expenses not deducted for tax purposes	**50,285**	842
Research and development relief	**(70,206)**	(25,097)
Capital allowances in (excess)/deficit of depreciation	**752**	548
Tax losses carried forward	**511,300**	205,703
Current tax charge for period	**0**	0

There is no deferred tax in either the current or prior period

The Directors are not aware of any factors which may affect future tax charges

The Group has tax losses of approximately £3,223,120 (2005 £1,515,000) to carry forward against profits of the same trade The related deferred tax asset of £966,936 (2005 £454,500) has not been recognised on the basis that its future economic benefit is not certain

7 Loss for the financial year

The Company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own profit and loss account in these financial statements The Group loss for the year includes a loss after tax of £797,727 (2005 £nil) which is dealt with in the financial statements of the parent Company

8 Interest Payable and similar charges

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Bank interest payable and similar charges	**(1,417)**	–

9 Tangible fixed assets
Group

	Fixtures and fittings £	Office equipment £	Scientific equipment £	Total £
Cost				
At 30 September 2005	1,065	4,448	695	6,208
Additions	1,503	6,428	–	7,931
At 30 September 2006	**2,568**	**10,876**	**695**	**14,139**
Depreciation				
At 1 October 2005	976	2,797	270	4,043
Charged in year	142	2,074	290	2,506
At 30 September 2005	1,118	4,871	560	6,549
Net book value				
At 30 September 2006	**1,450**	**6,005**	**135**	**7,590**
At 30 September 2005	444	2,167	425	2,165

10 Fixed Asset Investments
Companies

	Group undertakings £
Cost at 30 September 2005	65,932
Addition	1,373
Cost at 30 September 2006	**67,305**

The investment represents a 100% interest in Phynova Limited, a company registered in England and Wales and the addition relates to a 100% interest in Phynova China Limited, a company registered in Hong Kong The companies' principal activities are that of drug development

11 Operating Lease Commitments

The following payments in relation to land and buildings are committed to be paid within one year

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Expiring		
Between two and five years	**37,973**	-

12 Debtors

	Group 30 September 2006 £	Group 30 September 2005 £	Company 30 September 2006 £	Company 30 September 2005 £
Amounts owed by Group undertakings	**-**	-	**1,286,624**	362,017
Other debtors and prepayments	**254,400**	204,721	**187**	70,185
	254,400	204,721	**1,286,811**	432,202

13 Creditors amounts falling due within one year

	Group 30 September 2006 £	Group 30 September 2005 £	Company 30 September 2006 £	Company 30 September 2005 £
Trade creditors	**101,546**	186,744	**-**	-
Taxation and social security	**37,804**	-	**-**	-
Accruals and deferred income	**67,183**	30,346	**-**	3,046
	206,533	217,090	**-**	3,046

14 Provision for liabilities

Group

	Taxation and social security provisions £	National Insurance on share options £	Total £
Balance at 1 October 2005	236,120	-	236,120
Charge to the profit and loss account	107,055	28,008	135,063
Balance at 30 September 2006	**343,175**	**28,008**	**371,183**

Company

	National Insurance on share options £
Balance at 1 October 2005	-
Charge to the profit and loss account	28,008
Balance at 30 September 2006	**28,008**

The taxation and social security provision relates to a potential taxation and social security liability that may arise as a result of payments made by the Group for consultancy services The amount payable is yet to be agreed and as a consequence, the timing of payment is uncertain An amount of £173,528 (2005 £127,227) is recoverable against the provision and is included within debtors

15 Share capital

Authorised share capital

	30 September 2006 £	30 September 2005 £	30 September 2006 Number	30 September 2005 Number
Ordinary shares of 1p each	**350,000**	175,000	**35,000,000**	17,500,000

On the 22 December 2005 the authorised share capital was increased by 17,500,000 ordinary shares of 1p each, ranking equally with the existing share capital of the Company

Allotted, called up and fully paid share capital

	Allotted, called up and fully paid 30 September 2006 Number	Allotted called up and fully paid 30 September 2005 Number	Allotted, called up and fully paid 30 September 2006 £	Allotted, called up and fully paid 30 September 2005 £
Ordinary shares of 1p each	**14,799,570**	7,619,555	**147,998**	76,197

	Number	Issue Price £	Ordinary shares of 1p each £
In issue at 30 September 2005	7,619,555	–	76,197
Shares issued on 2 November 2005	5,679	0 50	57
Shares issued on 9 December 2005	600,000	0 50	6,000
Shares issued on 24 January 2006	491,000	0 50	4,910
Shares issued on 27 February 2006	6,083,336	0 60	60,834
In issue at 30 September 2006	14,799,570	–	147,998

At 30 September 2006, the following share options were outstanding in respect of the ordinary shares

Date of grant	Number of warrants	Number of options	Period of option	Price per share
23 September 2004	2,006,960	27,280	September 2004 – February 2007	36 57p
23 September 2004	347,200	19,160	September 2004 – April 2007	36 57p
23 September 2004	–	81,960	September 2004 – June 2007	36 57p
23 September 2004	–	37,080	September 2004 – July 2007	36 57p
31 January 2005	–	21,834	January 2005 – January 2008	36 57p
31 January 2005	230,000	–	January 2005 – January 2008	50p
28 February 2005	293,000	113,000	February 2005 – February 2008	50p
31 March 2005	–	154,220	March 2005 – March 2008	50p
22 September 2005	277,274	–	September 2005 – September 2008	50p
30 September 2005	209,980	144,700	September 2005 – September 2008	50p
9 December 2005	1,200,000	–	December 2005 – December 2008	50p
24 January 2006	983,000	136,750	January 2006 – January 2009	50p
13 February 2006	–	50,000	February 2006 – February 2009	50p
27 February 2006	–	877,162	February 2006 – February 2009	60p
	5,547,414	**1,663,146**		

Details of share and share option movements since the year end are included in note 2

16 Reserves

Group

	Share premium account £	Warrant reserve as restated £	Merger difference reserve £	Profit and loss account £
At 30 September 2005 as previously stated	418,893	-	642,711	(1,355,347)
Prior year adjustment – warrant reserve	(116,886)	116,886	-	-
At 30 September 2005 as restated	302,007	116,886	642,711	(1,355,347)
Premium on shares issued during the period (less expenses)	3,448,422	-	-	-
Warrant reserve	(252,573)	252,573	-	-
Loss for year	-	-	-	(1,640,436)
At 30 September 2006	**3,497,856**	**369,459**	**642,711**	**(2,995,783)**

Share issue expenses amounting to £678,119 have been deducted from the share premium account The prior year warrant adjustment relates to the previous issue of share options to option holders

Company

	Share premium account £	Warrant reserve as restated £	Profit and loss account £
At 30 September 2005 as previously stated	418,893	-	-
Prior year adjustment – warrant reserve	(116,886)	116,886	-
At 30 September 2005 as restated	302,007	116,886	-
Premium on shares issued during the period (less expenses)	3,448,422	-	-
Warrant reserve	(252,573)	252,573	-
Loss for year	-	-	(797,727)
At 30 September 2006	**3,497,856**	**369,459**	**(797,727)**

Share issue expenses amounting to £678,119 have been deducted from the share premium account

17 Reconciliation of movements in shareholders' funds

	Group 12 months ended 30 September 2006 £	Group 15 months ended 30 September 2005 £	Company 12 months ended 30 September 2006 £	Company 12 months ended 30 September 2005 £
Loss for the period	(1,640,436)	(606,653)	(797,727)	-
Issue of shares	71,801	10,265	71,801	76,197
Premium on shares issued during the period (less expenses)	3,448,422	418,893	3,448,422	418,893
Net (deductions from)/additions to shareholders' funds	1,879,787	(177,495)	2,722,496	495,090
Opening shareholders' funds	(217,546)	(40,051)	495,090	-
Closing shareholders' funds	1,662,241	(217,546)	3,217,586	495,090

18 Related party disclosures

Related party transactions and balances in which certain Directors have an interest

	Purchases from related party 2006 £	Purchases from related party 2005 £	Amounts owed to related party 2006 £	Amounts owed to related party 2005 £
Swerford Consulting	20,001	100,005	–	–
Blair-Biomedical Consulting	33,302	30,925	–	24,044
Anvil Partners LLP	45,637[1]	5,687	41,375	1,257
Anvil Partners LLP	136,500[2]			
Wellbeach Associates	27,679	1,180	2,569	634
Integrated Medicines	4,000	–	–	–
Alan Brown	45,726	20,006	–	4,879

(1) Purchases
(2) Commission

- R Miller, a Director of both Phynova Group Public Limited Company and Phynova Limited, has a material interest in Swerford Consulting, an entity that provides consultancy services to Phynova Limited
- E Blair, a Director of both Phynova Group Public Limited Company and Phynova Limited, has a material interest in Blair-Biomedical Consulting and Integrated Medicines, entities that provides consultancy services to Phynova Limited
- M Martin, a Director of both Phynova Group Public Limited Company and Phynova Limited, is a member of Anvil Partners LLP, a limited liability partnership that provides consultancy services to Phynova Limited The £136,500 relates to fees received on fundraising prior to Aim Admission in February 2006
- J Pool, a Director of both Phynova Group Public Limited Company and Phynova Limited, has a material interest in Wellbeach Associates, an entity that provides consultancy services to Phynova Limited
- A Brown is a Director of Phynova Group Public Limited Company and he provides consultancy services to Phynova Limited

The Directors consider the above transactions to be at arm's length

The following amounts are included in debtors and represent the potential amounts recoverable against the taxation and social security provision as detailed in note 14

	2006 £	2005 £
R Miller	105,196	78,518
E Blair	23,138	14,871
A Brown	21,938	8,670

19 Post balance sheet events

On 5 October 2006, the Company raised £2,539,499 through the placing of 3,385,999 Ordinary shares of 1p each at 75p per share The net proceeds of the placing were partly used for the establishment of Phynova China Limited, a wholly owned Hong Kong based subsidiary, through which Phynova conducts its commercial activities in China This has provided a crucial Chinese base for the Company The first transaction for Phynova China Limited, was the acquisition of a 45% purchase of Botanic Century, a Beijing based drug development Company specialising in botanic-based products sourced in China for a cash consideration of £531,000 The agreement was completed on 14 November 2006 and includes an option to license Botanic Century's novel anti-bacterial drug candidate for Western markets In addition, Botanic Century has a pipeline of three new drug candidates currently being developed for the Chinese market, including a novel treatment for post-operative peristalsis, which is expected to be licensed for use in China within the next two years

20 Reconciliation of operating loss to net cash outflow from operating activities

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Operating loss	**(1,663,727)**	(606,653)
Depreciation of tangible fixed assets	**2,506**	1,827
Decrease in debtors	**(49,679)**	(199,025)
Increase/(decrease) in creditors	**(10,557)**	114,163
Increase in provisions	**135,063**	236,120
Net cash outflow from operating activities	**(1,586,394)**	(453,568)

21 Reconciliation of net cash flow to movement in net funds

	12 Months ended 30 September 2006 £	15 Months ended 30 September 2005 £
Increase/(decrease) in cash	**1,949,189**	(25,135)
Movement in net funds	**1,949,189**	(25,135)
Opening net funds	**28,778**	53,913
Closing net funds	**1,977,967**	28,778

22 Analysis of net funds

	At 30 September 2005 £	Cash flow £	At 30 September 2006 £
Cash at bank and in hand	28,778	1,949,189	**1,977,967**

23 Financial Instruments

Operations and working capital requirements are financed by shareholding investments

Cash held by the Group is deposited in a non-fixed interest rate account generating interest at an average of 2% below Bank of England base rate

With the exception of short term debtors and creditors, the only financial asset held by the Group is cash, the book value and the fair value being the same at the balance sheet date There are no financial liabilities at the balance sheet date

In addition, various creditors arise from the Group's operations, the Directors continuously review working capital requirements to ensure the Group can meet its creditor obligations The Group does not see credit risk as significant

COMPANY INFORMATION

Directors

The Directors who held office during the year were as follows

R Miller	
M Martin	(Non-Executive)
M Fowler	(Non-Executive, resigned from Board 14 December 2006)
W Doyle	(Non-Executive)
S Marshall	
E Blair	
J Pool	(Non-Executive Chairman, Non-Executive Director from 29 January 2007)
K Watkin	(Appointed as Director 14 December 2006 and Non-Executive Chairman 29 January 2007)
A Brown	

Secretary and Registered Office
A Brown
Phynova House
16 Fenlock Court
Blenheim Office Park
Long Hanborough
Oxfordshire OX29 8LN

Company Number
5202283

Auditors
BDO Stoy Hayward LLP
125 Colmore Row
Birmingham B3 3SD

AIM Nominated Adviser
Nabarro Wells & Co Limited
Saddlers House
Gutter Lane
London EC2V 6HS

Stockbroker
J M Finn & Co
Salisbury House
London Wall
London EC2M 5TA

Legal Advisers to the Company
Osborne Clarke
Apex Plaza
Forbury Road
Reading RG1 1AX

Bankers
HSBC Bank Plc
69 Pall Mall
London SW1Y 5EY

Registrars
Capita Registrars
Nothern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

Financial Public Relations Consultants
Buchanan Communications
45 Moorfields
London EC2Y 9AE

Phynova Group plc
Phynova House
16 Fenlock Court
Blenheim Office Park
Long Hanborough
Oxfordshire OX29 8LN

Tel +44 (0)1993 880 700
Email info@phynova.com

www.phynova.com

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	05202283
Company name in full	PHYNOVA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	04	10	2006	05	10	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,385,999		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	75p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be *treated as paid up*			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

COMPANIES HOUSE 20/10/2006

09/2005

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): J M Finn Nominees Limited	Class of shares allotted	Number allotted
Address: Salisbury House, London Wall, London	Ordinary	3,385,999
UK Postcode: EC2M 5TA		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/10/2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alan Brown, Phynova Group Plc,
Phynova House, 16 Blenheim Office
Park, Long Hanborough OX29 8LN Tel 01993 880 730
DX number DX exchange

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 5202283

Company Name in full: PHYNOVA GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	14	12	2006	†Date of Birth	16	02	1956

Appointment form

Appointment as director: ✓ as secretary: [ ] Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc: MBE

Forename(s): KARL

Surname: WATKIN

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: GHYLLHEUGH, LONGHORSLEY

Post town: MORPETH Postcode: NE65 8RF

County / Region: NORTHUMBERLAND Country: ENGLAND

†Nationality: BRITISH †Business occupation: DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 14/12/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 14/12/2006

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ALAN BROWN
PHYNOVA HOUSE, 16 BLENHEIM OFFICE PARK,
LONG HANBOROUGH Tel 01993 880700
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number : 5202283

Current Directorships

Burgham Park Developments Limited
Burgham Park Option Company Limited
China Copper Mines Limited
China Goldmines plc
China Molybdenum Limited
D1 (UK) Limited
D1 Oils Plc
Dermasalve Sciences Plc
DMW Research Limited
Drivepatch Limited
Global Diamond Mines Limited
Green Atlantic Partners Limited
Hoodco 550 Limited
Keel Haul Limited
MGS Development Company Limited
Pacelong Limited
Pre-Xipo Limited
Redcliffe Holdings Limited
Redcliffe Limited
Securex Displays Limited
Stakeshare Limited
Toksun Copper Mines Limited
UK Yachts Limited
ZTE (UK) Limited

Previous Directorships within the last 5 years

New Zealand Gas Resources Limited
Tyne Theatre & Opera House Limited
Globalpoint Technologies Limited
Sovereign Strategy Limited
Autologic Data Systems Limited
Global Networx Solutions Limited
Global Trade Group Limited
ZTE Limited
Red Comm Limited
D2Eau Limited
Paul Eveleigh Limited

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 05202283

Company name in full PHYNOVA GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	698609		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	698,609
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed Alan A Brown Date 17/5/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Alan Brown, Phynova Group Plc,
16 Blenheim Office Park, Long Hanborough
Oxon, OX29 8LN Tel 01993 880700
DX number DX exchange

Company Code: N54P

Return of Allotment

PHYNOVA GROUP PLC

Registration Number 05202283 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 16-APR-2007

Name and Address of Shareholder		Holding
MR EDWARD BLAIR	TOPFIELD HOUSE ERMINE STREET CAXTON CAMBRIDGE JE3 8LA	8,204
MR MICHAEL ELLIOT	20 MILLINGTON ROAD CAMBRIDGE CB3 9HP	27,360
MR JOHN VICTOR HECHT	21 BRUETON AVENUE SOLIHULL WEST MIDLANDS B91 3EN	15,000
INSA VC LIMITED	89C FAR GOSFORD STREET COVENTRY CV1 5EA	205,080
MR STEPHEN MARSHALL	2 CALCOTT MEADOW SOUTHAM WARWICKSHIRE CV47 1ND	136,725
MR MICHAEL MARTIN	25 FORDINGTON ROAD LONDON N6 4TD	27,345
MR DOMINIC SCHILLER	106 BIRKENHEAD ROAD MEOLS WIRRAL CH47 0LE	27,350
STRATAGEM IPM LIMITED	THE OLD RECTORY NEDGING TYE IPSWICH IP7 7HQ	27,345
MS SARAH WADHAM	12 BRADBOURNE STREET LONDON SW6 3TE	19,160
MR BARNETT WISE	WHETSTED FARM FIVE OAK GREEN TONBRIDGE KENT TN12 6SU	95,680
MR RICHARD YOUNGMAN	DIRA BARTON EAST VILLAGE CREDITON DEVON EX17 4BZ	109,360

Run Date: 16-MAY-2007 02:10PM
Ref: RS2802 V4.1e

Company Code: NS4P

Return of Allotment

PHYNOVA GROUP PLC

Registration Number 05202283

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 16-APR-2007

Total Number of Shareholder Accounts printed	11
Total holding for Return of Allotment	698,609

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
ALT ALLOTMENT OF SHARES	2230 NEW SHARES ALLOTMENT	698,609
		698,609

Company Code: N54P

Return of Allotment

PHYNOVA GROUP PLC

Registration Number 05202283

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 16-APR-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   01 ORD 1P

Registration Date 16-APR-2007 to 16-APR-2007

Sortkey Start
Sortkey End

Transaction Code
ALT   ALLOTMENT OF SHARES

Posting Type
2230 NEW SHARES ALLOTMENT

Batch 000094 000092

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 05202283

Company Name in full PHYNOVA GROUP PUBLIC LIMITED COMPANY

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: PHYNOVA HOUSE, 16 FENLOCK COURT, BLENHEIM OFFICE PARK

Post town: LONG HANBOROUGH

County / Region: OXON Postcode: OX29 8LN

Signed Alan A Brown. **Date** 14/11/2006

† Please delete as appropriate.

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ALAN BROWN

Tel 01993 880 700

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

10/03

100 550 / 30

Companies House

— for the record —

Company Name
PHYNOVA GROUP PUBLIC LIMITED COMPANY

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals

Company Type
Public Limited Company

Company Number
5202283
Information extracted from Companies House records on
4th August 2006

WEDNESDAY A05 27/12/2006 36 COMPANIES HOUSE

Section 1: Company details

Ref: 5202283/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	~~The Magdalen Centre~~ ~~Oxford Science Park~~ ~~Oxford~~ ~~Oxfordshire OX4 4GA~~	Address PHYNOVA HOUSE, 16 FENLOCK COURT BLENHEIM OFFICE PARK, LONG HANBOROUGH, OXON UK Postcode OX29 8LN
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **7310** **Description** **R & D on nat sciences & engineering**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 5202283

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Alan Alexander BROWN BA FCCA **Address** 26 Broad Close Kidlington Oxfordshire OX5 1BE	Name __________ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Alan Alexander BROWN BA FCCA ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Duncan BLAIR **Address** Topfield House Ermine Street, Caxton Cambridgeshire CB3 8PQ **Date of birth** 16/03/1959 **Nationality** British **Occupation** Scientist Consultant	Name __________ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Edward Duncan BLAIR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Alan Alexander BROWN BA FCCA**	Name ____________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **26 Broad Close** **Kidlington** **Oxfordshire** **OX5 1BE**	Address ____________ ____________ ____________
	Date of birth **26/05/1962**	UK Postcode _ _ _ _ _ _ _
	Nationality **British**	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** **Accountant**	Nationality ____________
		Occupation ____________
		Date of change _ _ / _ _ / _ _ _ _
		Date Alan Alexander BROWN BA FCCA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **William DOYLE**	Name ____________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **1 Old Killearn Road** **Millbrook** **Ny** **United States** **12545**	Address ____________ ____________ ____________
	Date of birth **14/08/1944**	UK Postcode _ _ _ _ _ _ _
	Nationality **British**	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** **Director**	Nationality ____________
		Occupation ____________
		Date of change _ _ / _ _ / _ _ _ _
		Date William DOYLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 5202283

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Professor Michael William FOWLER BSC PLD CBID FIBID FRSA **Address** Oker End Sitch Lane Oker Matlock Derbyshire DE4 2JP **Date of birth** 06/04/1944 **Nationality** British **Occupation** Professor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Professor Michael William FOWLER BSC PLD CBID FIBID FRSA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael MARSHALL **Address** 2 Calcutt Meadow Southam Warwickshire CV47 1ND **Date of birth** 19/05/1959 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael MARSHALL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Michael MARTIN	Name ______
	Address 48 Charles Street London W1J 5EN	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 04/04/1952	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Michael MARTIN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Robert MILLER	Name ______
	Address Old Clock Cottage Swerford Road, Chapel End Swerford Oxon OX7 4BQ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 29/09/1950	UK Postcode _ _ _ _ _ _ _
	Nationality Usa	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Robert MILLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Kingston POOL	Name ________________
	Address Wellbeach Farm Bandbridge Lane Rushton Spencer Macclesfield Cheshire SK11 0QU	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________________ ________________ ________________ UK Postcode _ _ _ _ _ _ _
	Date of birth 01/04/1944	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ________
Particulars of a new Director must be notified on form 288a.	**Occupation** Company Director	Occupation ________
		Date of change _ _ / _ _ / _ _ _ _
		Date John Kingston POOL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY

Number of shares issued: 14,799,570

Aggregate Nominal Value of issued shares: £147,995-70

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 14,799,570

Aggregate Nominal Value of issued shares: £147,995-70

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

The last full list of members was received on: 10/08/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become *shareholders since the last annual return.*

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 5202283

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		
Name Address UK Postcode _ _ _ _ _ _ _		

Company Number - 5202283

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this *page and sign the declaration below.*

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 19 / 12 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *10/8/2006*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **10th August 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: ALAN BROWN

Telephone number *inc code*: 01993 880700

Address: PHYNOVA GROUP PLC, PHYNOVA HOUSE, BLENHEIM OFFICE PARK, LONG HANBOROUGH

DX number *if applicable*: ______

DX exchange: ______

Postcode: OX29 8LN

Run Date: 07-DEC-2006 11:15AM
Page 1
Ref: RS2801 V4.1f
Company Code: N54P

Annual Return

PHYNOVA GROUP PLC

R U N   P A R A M E T E R S

Totals Report Filename

MM01$:N54P_TOT.REP

S e l e c t i o n

Sortkey Start
End
List individual transactions Y
Earliest Transaction Date 11-AUG-2005
Latest Transaction Date 10-AUG-2006

Class

Class

01 01 ORD 1P

Registered Number 05202283 Annual return for Period : 11-AUG-2005 TO 10-AUG-2006

Name and Address of Shareholder / Class	Holding	Amt Sold Date Sold	
MR CHARLES ANDERSON ORD 1P	600,000	BOX 19 SITE 2 R R 1 MILLARVILLE ALBETA TOI 1KO CANADA	01
ANDERTEC LIMITED ORD 1P	1,666,667	BOROUGH HOUSE RUE DU PRE ST PETER PORT GUERNSEY GY1 1EP	01
THE BANK OF NEW YORK (NOMINEES) LIMITED ORD 1P	20,000	ONE PICCADILLY GARDENS MANCHESTER M1 1RN	01
BARCLAYS STOCKBROKERS LIMITED ORD 1P	NIL PURCHCER ACCT	TAY HOUSE 1,000 14-MAR-06 300 BATH STREET GLASGOW G2 4JR	01
BARCLAYSHARE NOMINEES LIMITED ORD 1P	208,392	1 CHURCHILL PLACE 1,000 10-MAR-06 LONDON E14 5HP	01

500 10-MAR-06

1,000 10-MAR-06

568 10-MAR-06

500 10-MAR-06

392 10-MAR-06

500 10-MAR-06

500 10-MAR-06

133,334 30-MAR-06

79 04-MAY-06

64 20-JUL-06

MR ANTHONY MACDONALD-BARKER ORD 1P	50,100	29A CHINGFORD AVENUE CHINGFORD LONDON E4 6RJ	01
MRS WENDY RICHINGS BARROW ORD 1P	107,160	ANNERY BARTON MONKLEIGH DEVON EX39 5JL	01
MRS CAROL BARTON ORD 1P	1,800	33 GALAHAD WAY STOURPORT-ON-SEVERN WORCESTERSHIRE DY13 8SQ	01
BEAR STEARNS SECURITIES CORP ORD 1P	133,334 CLIENTSK ACCT	25TH FLOOR 1 CANADA SQUARE LONDON E14 5AD	01
BEAR STEARNS SECURITIES CORP ORD 1P	NIL PROPCLER ACCT	25TH FLOOR 133,334 28-APR-06 1 CANADA SQUARE LONDON E14 5AD	01

Annual Return

PHYNOVA GROUP PLC

Registered Number 05202283 Annual return for Period : 11-AUG-2005 TO 10-AUG-2006

Class	Name and Address of Shareholder / Holding	Amt Sold	Date Sold		
CATHERINE BLOOM ORD 1P	NIL	85,840	20-MAR-06	15 ORIEL DRIVE LONDON SW13 8HF	01
MR NEVILLE BOWEN ORD 1P	24,000			KINTBURY PARK STATION ROAD KINTBURY HUNGERFORD RG17 9UT	01
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED JPAL ACCT ORD 1P	920			27 CHARING CROSS ST HELIER JERSEY JE2 3RP	01
BREWIN NOMINEES LIMITED SPONBGHT ACCT ORD 1P	NIL	920	05-MAY-06	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	01
MR ALAN BROWN ORD 1P	13,000			26 BROAD CLOSE KIDLINGTON OXFORD OX5 1BE	01
MR ALAN EDRIC BUCKLE ORD 1P	NIL	1,500	03-APR-06	39 THE CROFT HADDENHAM AYLESBURY BUCKS HP17 8AS	01
MR GUY BUCKLEY ORD 1P	69,887			THE OLD TOLL HOUSE CRESSBROOK DERBYSHIRE SK17 8SY	01
MR DAVID CARR ORD 1P	333,334			MARRICK PARK MARRICK RICHMOND DL11 7LH	01
CASTOR INVESTMENTS PLC ORD 1P	1,250,000			190 THE STRAND LONDON WC2 1JR	01

CITYGATE NOMINEES LIMITED MERC ACCT   PO BOX 293   01
ORD 1P   174,760
20 FARRINGDON ROAD
LONDON EC1M 3NH

CREDIT AGRICOLE CHEUVREUX PARCLOE   CITIGROUP CENTRE   01
ORD 1P   NIL   20,000 16-JUN-06
ACCT   CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

CREDIT AGRICOLE CHEUVREUX   CITIGROUP CENTRE   01
ORD 1P   NIL   10,000 13-MAR-06
INTERNATIONAL LIMITED 3439 ACCT   CANADA SQUARE
5,000 30-MAY-06
CANARY WHARF
5,000 31-MAY-06
LONDON E14 5LB

Companies House
— for the record —

123(ef)

Notice of increase in nominal capital

Received for filing in Electronic Format on the: **05/12/2007**

A3DU7V8U

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

Gives notice in accordance with section 123 of the above act that by resolution of the company dated **20/04/2007** *the nominal capital of the company has been increased by* **150000 GBP** *beyond the registered capital of* **350000 GBP**

The conditions (e.g. Voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

RANKING PARI PASSU WITH THE EXISTING ORDINARY SHARES OF £0.01 EACH

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **05/12/2007** *Authenticated:* **Yes (E/W)**

ORDINARY RESOLUTION

Received for filing in Electronic Format on the: **05/12/2007**

Company Number	**05202283**
Company Name in full:	**PHYNOVA GROUP PUBLIC LIMITED COMPANY**

At A(n) **ANNUAL GENERAL MEETING** *of the above company duly convened and held at:*

PHYNOVA HOUSE, 16 FENLOCK COURT
BLENHEIM OFFICE PARK
LONG HANBOROUGH
WITNEY
OXFORDSHIRE
UNITED KINGDOM
OX29 8LN

The following **ORDINARY RESOLUTION** *was duly passed:* **20/04/2007**

The authorised share capital of the company increased to:

Amount:	**500000 GBP**
Number of shares:	**15000000**
Value of each share:	**.01 GBP**

END